

2008

QLogic Corporation
Notice of Annual Meeting, Proxy Statement and
Annual Report on Form 10-K



Company Profile

Founded in 1994, QLogic Corporation is a leading supplier of high performance networking solutions, which include controller chips, host adapters and fabric switches that are the backbone of storage networks for most Global 2000 corporations. The company delivers a broad and diverse portfolio of products for a variety of network technologies including Fibre Channel, iSCSI, InfiniBand and Fibre Channel over Ethernet (FCoE).

QLogic products power data center solutions from leading companies such as Cisco, Dell, EMC, Hitachi Data Systems, Hewlett-Packard, IBM, NetApp and Sun Microsystems. Our products are also delivered to small-to-medium businesses and large enterprises around the world via our channel partner community.

Letter to Stockholders

Dear Stockholder,

Fiscal year 2008 marked another year of record revenue, market share gains in our core Host Bus Adapter (HBA) business and targeted investments in new technologies that we expect will drive growth in the coming years. We consider all of these to be important achievements against the backdrop of a weaker U.S. economy, which put pressure on IT spending.

Net revenue for fiscal year 2008 was a record $597.9 million, up from $586.7 million for fiscal year 2007. Net income for fiscal year 2008 was $96.2. million, or $0.67 per diluted share. The company continued to generate considerable cash flow from operating activities, totaling $211.6 million in fiscal year 2008. Since 2003, the company has used a portion of its cash for key technology acquisitions and to purchase more than $1 billion of the company's common stock, including $352.8 million of stock repurchased in fiscal year 2008.

Again this year, QLogic built upon its market share leadership in Fibre Channel HBAs. According to Dell'Oro Group's Q1 2008 SAN Report, QLogic achieved an all-time high of 50% revenue market share in Fibre Channel HBAs at quarter end, gaining nearly seven points of revenue market share in fiscal year 2008.

The company continues to make significant investments in engineering to develop important new high performance networking technologies for the data center of the future. In fiscal year 2008, we enabled the first end-to-end 8Gb Fibre Channel network to support the growing need for computing power, storage and virtualized environments. We also demonstrated the world's first Fibre Channel over Ethernet (FCoE) storage area network, a significant step in converging data and storage networks on the same fabric.

The company also continued its investment in InfiniBand technology to serve the rapidly growing high performance computing market. In fact, industry analysts predict that the compounded annual growth rate for revenue from InfiniBand products will exceed 40% over the next 5 years. Several new QLogic InfiniBand products are set to launch in fiscal year 2009.

From a growth perspective, our revenue from Host Products and Network Products for fiscal year 2008 grew 7% and 15%, respectively, over fiscal year 2007. At the same time, our revenue from Silicon Products declined from fiscal year 2007, partially due to an industry move away from silicon chips to more mezzanine card-based products. With the sizable change in revenue from Silicon Products now behind us, our revenue going forward is expected to be driven primarily by Host and Network Products.

As we enter fiscal year 2009, the company is well positioned to fulfill new needs in the data center driven by the adoption of multi-core servers, blade servers and server virtualization. Our focus is on the roll-out of our 8Gb Fibre Channel products, continued ramp of InfiniBand products for high performance computing and the establishment of the evolutionary new fabric for data centers - FCoE.

We have built a team at QLogic with considerable expertise in storage, data and server networking that we believe positions the company favorably for long-term growth. I want to thank our employees, customers, partners and stockholders for their support this past year and look forward to a prosperous fiscal year 2009.



H.K. Desai
Chairman of the Board and Chief Executive Officer

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on August 28, 2008

To the Stockholders of QLogic Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of QLogic Corporation, a Delaware corporation, which will be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 28, 2008, to consider and act upon the following matters, all as more fully described in the accompanying Proxy Statement:

1. To elect six directors to the Board of Directors to serve until our next Annual Meeting or until their successors have been elected and qualified;

2. To approve certain amendments to the QLogic Corporation 2005 Performance Incentive Plan;

3. To approve certain amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan, as amended;

4. To ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending March 29, 2009; and

5. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Stockholders of record of our common stock at the close of business on July 7, 2008, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the meeting and at any postponements or adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 28, 2008. The proxy statement and our Annual Report on Form 10-K for the fiscal year ended March 30, 2008 are available electronically at *http://ir.qlogic.com*.

By Order of the Board of Directors



Michael L. Hawkins
Secretary

Aliso Viejo, California
July 24, 2008

YOUR VOTE IS IMPORTANT

Please vote by using the internet, by telephone or by signing and returning the enclosed proxy card as soon as possible to ensure your representation at the Annual Meeting. Your proxy card contains instructions for each of these voting options.

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

PROXY STATEMENT

APPROXIMATE DATE PROXY MATERIAL FIRST SENT TO STOCKHOLDERS July 24, 2008

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of QLogic Corporation, a Delaware corporation, for the Annual Meeting of Stockholders to be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 28, 2008, and at any postponements or adjournments thereof, for the purposes stated in the Notice of Annual Meeting of Stockholders preceding this Proxy Statement. Unless the context otherwise requires, the terms "us," "we," "our," "QLogic" and the "Company" include QLogic Corporation and its consolidated subsidiaries.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Q: What information is included in these materials?

A: This proxy statement includes information on the nominees for directors and the other matters to be voted on at the meeting. This proxy statement also includes information on the voting process and requirements, the compensation of directors and some of our executive officers, and certain other required information.

Q: What am I being asked to vote on at the meeting?

A: There are four matters scheduled to be voted on at the meeting:

(1) The election of six directors to the Board of Directors, each of whom will serve until our next Annual Meeting or until their successors are elected and qualified.

(2) The approval of amendments to the QLogic Corporation 2005 Performance Incentive Plan to increase the aggregate share limit, change the procedure for counting "full-value awards" granted under the plan against the plan's aggregate share limit, revise the method for calculating award grants to non-employee directors, and extend the performance-based award feature.

(3) The approval of amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan, as amended, to extend the term of the plan to December 31, 2018 and increase the aggregate share limit.

(4) The ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2009.

Q: How does the Board recommend that I vote on each of these matters?

A: Our Board of Directors recommends that you vote your shares:

- FOR each of the director nominees (FOR PROPOSAL ONE);
- FOR the approval of the amendments to the QLogic Corporation 2005 Performance Incentive Plan to increase the aggregate share limit, change the procedure for counting "full-value awards" granted under the plan against the plan's aggregate share limit, revise the method for calculating award grants to non-employee directors, and extend the performance-based award feature (FOR PROPOSAL TWO);

- FOR the approval of the amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan, as amended, to extend the term of the plan to December 31, 2018 and increase the aggregate share limit (FOR PROPOSAL THREE); and
- FOR ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2009 (FOR PROPOSAL FOUR).

Q: What classes of shares are entitled to vote?

A: Each share of our common stock outstanding on July 7, 2008 (the "Record Date") is entitled to one vote on all items being voted on at the meeting. On the Record Date, we had 131,393,621 shares of common stock outstanding.

Q: What shares can vote?

A: You can vote all of the shares that you owned on the Record Date. These shares include (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

Stockholder of Record — If your shares are registered in your name with our transfer agent, Computershare Investor Services, you are considered a stockholder of record with respect to those shares, and you are receiving these proxy materials directly from us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner — If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in "street name"), you are considered to be the beneficial owner of those shares, and these proxy materials are being forwarded to you by your broker, bank or nominee as the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares and are also invited to attend the meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares.

Q: How do I vote?

A: If you are a stockholder of record, you may vote by one of the following methods:

- via the internet,
- by telephone,
- by mail, or
- in person at the Annual Meeting.

If you own your shares in "street name," that is through a brokerage or bank account or in another nominee form, you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Your broker, bank or nominee will usually provide you instructions at the time you receive this Proxy Statement. If you own your shares in this manner, you cannot vote in person at the Annual Meeting unless you receive a proxy to do so from the broker, bank or nominee.

Q: Can I revoke my proxy?

A: Yes. To revoke your proxy, you must do one of the following before the votes are cast at the meeting: (1) deliver a written notice of your revocation to our Corporate Secretary at our principal executive office, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, or (2) execute and deliver a later dated proxy. Alternatively, you can attend the meeting and vote in person. For shares you hold in street name, you may change your vote by submitting new voting instructions to your broker, bank or nominee or, if you have obtained a proxy from your broker, bank or nominee giving you the right to vote your shares at the Annual Meeting, by attending the meeting and voting in person.

Q: What does it mean if I get more than one proxy card?

A: It means that you hold shares registered in more than one account. Sign and return all proxies for each proxy card that you get in order to ensure that all of your shares are voted.

Q: What is the quorum requirement for the meeting?

A: For a "quorum" to exist at the meeting, stockholders holding a majority of the votes entitled to be cast by the stockholders entitled to vote generally must be present in person or represented by proxy at the meeting. There must be a quorum for any action to be taken at the meeting (other than postponements or adjournments of the meeting). If you submit a properly executed proxy card, even if you abstain from voting, then your shares will be counted for purposes of determining the presence of a quorum. If a broker indicates on a proxy that it lacks discretionary authority as to certain shares to vote on a particular matter, commonly referred to as "broker non-votes," those shares will still be counted for purposes of determining the presence of a quorum at the meeting.

Q: What is the voting requirement for each of the above matters?

A: In the election of directors, the six persons receiving the highest number of votes will be elected. For each of the other matters, approval will require the affirmative vote of stockholders holding a majority of those shares present or represented at the meeting and entitled to vote on the matter. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes (as described in the answer to the previous question) with respect to certain matters.

Q: How can I vote on each of the matters?

A: In the election of directors, you may vote FOR all of the nominees, or your vote may be WITHHELD with respect to one or more of the nominees. For each of the other matters, you may vote FOR or AGAINST the matter, or you may indicate that you wish to ABSTAIN from voting on the matter.

Q: How are abstentions and broker non-votes treated?

A: Abstentions have the same effect as votes "AGAINST" a matter. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Therefore, broker non-votes will not affect the outcome of any matter at the meeting.

Q: How will the votes be counted?

A: Your shares of common stock will be voted according to your directions on the proxy card. If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board of Directors (FOR all director nominees named in the proxy statement and FOR the other proposals).

Q: Who will count the votes?

A: We have appointed Broadridge Financial Solutions, Inc. ("Broadridge") to act as the inspector of election for the meeting. We believe Broadridge will use procedures that are consistent with Delaware law concerning the voting of shares, the determination of the presence of a quorum and the determination of the outcome of each matter submitted for a vote. Broadridge will separately tabulate all votes FOR and AGAINST each matter, all votes WITHHELD in the election of directors, all abstentions and all broker non-votes.

Q: How will voting on any other business be conducted?

A: We do not expect any matters to be presented for a vote at the meeting, other than the matters described in this proxy statement. If you grant a proxy, the officers named as proxy holders, H.K. Desai and Simon Biddiscombe, or their nominees or substitutes, will each have the discretion to vote your shares on any additional matters that are properly presented at the meeting. If, for any unforeseen reason, any of our nominees is not available as a candidate for director, the person named as the proxy holder will vote your proxy for another candidate or other candidates nominated by the Board of Directors.

Q: Who is paying for this proxy solicitation?

A: We will pay the cost of soliciting the proxies. The solicitation of proxies may be made in person, by telephone, or by electronic communication by officers, directors and regular employees, who will not be paid additional compensation for these activities. We will send copies of the solicitation material to brokers, fiduciaries and custodians who will forward the material to the beneficial owners of our shares. On request, we will reimburse brokers and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to the beneficial owners.

Q: Are these proxy materials available electronically?

A: Yes, this is an Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 28, 2008. This proxy statement and our Annual Report on Form 10-K for the fiscal year ended March 30, 2008 are available electronically at *http://ir.qlogic.com*.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Unless otherwise set forth in the footnotes, the following table sets forth information regarding the beneficial ownership of our common stock as of July 7, 2008 by:

- each director and nominee for director;
- each of the executive officers named in the "Summary Compensation Table — Fiscal 2007 and 2008" on page 25 of this proxy statement; and
- all directors and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership	Percent(1)
H.K. Desai(2)	6,346,658	4.6%
Joel S. Birnbaum(3)	119,661	*
Larry R. Carter(4)	427,001	*
James R. Fiebiger(5)	357,334	*
Balakrishnan S. Iyer(6)	188,333	*
Kathryn B. Lewis	—	*
Carol L. Miltner(7)	255,467	*
George D. Wells(8)	366,629	*
Douglas D. Naylor(9)	72,143	*
Denis R. Maynard(10)	436,915	*
Roger J. Klein(11)	212,424	*
Jesse L. Parker(12)	56,871	*
Jeff W. Benck(13)	4,814	*
Anthony J. Massetti(14)	11,425	*
All Directors and Executive Officers as a group (12 persons)(15)	8,767,293	6.3%

* Less than 1% of the outstanding shares of our common stock.

(1) Based upon 131,393,621 shares of common stock outstanding on July 7, 2008 and any shares which may be purchased pursuant to stock options that are exercisable by such person on or before September 5, 2008. The number of shares beneficially owned by each director or executive officer is determined under the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each individual is considered the beneficial owner of any shares as to which the individual has the sole or shared voting power or investment power. Such persons are also deemed under the same rules to beneficially own any shares that they have the right to acquire by September 5, 2008, through the exercise of stock options, the vesting of restricted stock units or similar rights.

(2) Includes 6,172,062 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008.

(3) Includes 116,661 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before September 5, 2008.

(4) Includes 424,001 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before September 5, 2008.

(5) Includes 349,334 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before September 5, 2008.

(6) Includes 185,333 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before September 5, 2008.

(7) Includes 242,667 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before September 5, 2008.

(8) Includes 344,001 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008, and 2,000 shares issuable pursuant to restricted stock units that will vest on or before September 5, 2008.

(9) Includes 67,041 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008.

(10) Includes 432,498 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008.

(11) Includes 209,961 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008.

(12) Includes 54,063 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008.

(13) Beneficial ownership information is as of March 14, 2008, Mr. Benck's last day of employment with the Company.

(14) Beneficial ownership information is as of January 25, 2008, Mr. Massetti's last day of employment with the Company.

(15) Includes 8,530,581 shares which may be purchased pursuant to stock options that are exercisable on or before September 5, 2008, and 12,000 shares issuable pursuant to restricted stock units that vest on or before September 5, 2008.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of July 7, 2008 by each person known by us to beneficially own more than five percent of our common stock:

Name and Address	Amount and Nature of Beneficial Ownership	Percent(1)
Barclays Global Investors, N.A.(2) 45 Fremont Street San Francisco, California 94105	12,817,349	9.8%

(1) Based upon 131,393,621 shares of common stock outstanding as of July 7, 2008. The number of shares beneficially owned by each person or entity is determined under the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any shares as to which the person or entity has the sole or shared voting power or investment power.

(2) Based on information contained in a report on Schedule 13G/A that Barclays Global Investors, N.A. filed with the Securities and Exchange Commission on April 7, 2008 on behalf of itself and affiliated entities ("Barclays"). Such filing indicates that Barclays has sole voting power with respect to 11,226,839 shares and sole dispositive power with respect to all such shares.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board of Directors has nominated the following six persons to serve as our directors: (1) H.K. Desai, (2) Joel S. Birnbaum, (3) James R. Fiebiger, (4) Balakrishnan S. Iyer, (5) Kathryn B. Lewis, and (6) George D. Wells. If elected, each nominee will continue in office until our next Annual Meeting or until the director's successor has been duly elected and qualified, or until the earlier of the director's death, resignation or retirement. Ms. Miltner and Mr. Carter, each current directors, have chosen not to stand for reelection.

Each of the nominees for director named above has consented to be named as a nominee in our proxy statement, and we expect that each of the nominees will be able to serve if elected. In the event that any of the nominees for director should become unable to serve if elected, it is intended that the persons named in the enclosed proxy, or their nominee or substitute, will vote your shares FOR the election of a substitute nominee as may be recommended by the Board of Directors.

The following table and paragraphs below set forth the names and certain information concerning the six nominees for election to our Board of Directors:

Nominee(1)	Position with QLogic	Age
H.K. Desai	Chairman of the Board and Chief Executive Officer	62
Joel S. Birnbaum(2)	Director	70
James R. Fiebiger(2)(4)	Director	66
Balakrishnan S. Iyer(3)(4)	Director	52
Kathryn B. Lewis(2)(4)	Director	57
George D. Wells(3)(5)	Director	73

(1) The Nominating and Governance Committee identifies candidates and recommends to the Board of Directors nominees for membership on the Board. Following the recommendation of the Nominating and Governance Committee, the Board of Directors selects the nominees for election as directors at the Annual Meeting of stockholders.

(2) Member of the Nominating and Governance Committee.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Lead Director for meetings of the independent directors.

Mr. Desai currently serves as our Chairman of the Board and Chief Executive Officer. He joined us in August 1995 as our President and Chief Technical Officer. Mr. Desai was subsequently promoted to President and Chief Executive Officer and became a director in January 1996, and became Chairman of the Board in May 1999. From May 1995 to August 1995, Mr. Desai was Vice President, Engineering (Systems Products) at Western Digital Corporation, a manufacturer of disk drives. From July 1990 until May 1995, Mr. Desai served as Director of Engineering, and subsequently Vice President of Engineering, for QLogic.

Dr. Birnbaum has served as a director since February 2005. Dr. Birnbaum has served as a consultant in the technology industry since his retirement from Hewlett-Packard Company in 1999. From 1981 until his retirement in 1999, Dr. Birnbaum held several executive positions with Hewlett-Packard Company, including Senior Vice President for Research and Development and Director of HP Laboratories. Prior to this, Dr. Birnbaum spent 15 years at International Business Machines Corporation ("IBM") where he last served as Director of Computer Sciences.

Dr. Fiebiger has served as a director since February 2000. Dr. Fiebiger is currently a consultant to the semiconductor and the electronic design automation industries. From December 1999 until October 2004, Dr. Fiebiger was Chairman and Chief Executive Officer of Lovoltech, Inc., a fabless semiconductor company specializing in low voltage devices. Dr. Fiebiger served as Vice Chairman of GateField Corporation, a fabless semiconductor company, from February 1999 until the company was sold to Actel Corporation in November 2000. He served as GateField's President and Chief Executive Officer from June 1996 until February 1999. From

October 1993 until June 1996, he was Managing Director and Chairman of Thunderbird Technologies, Inc., a semiconductor technology licensing company. From December 1987 to September 1993, he was President and Chief Operating Officer of VLSI Technology, Inc. Dr. Fiebiger has also served as Senior Corporate Vice President and Assistant General Manager for Motorola's Worldwide Semiconductor Sector. Dr. Fiebiger currently serves on the Board of Directors of Mentor Graphics Corp., Actel Corporation, Power Integrations, Inc. and Pixelworks, Inc.

Mr. Iyer has served as a director since June 2003. From October 1998 to June 2003, Mr. Iyer was the Senior Vice President and Chief Financial Officer of Conexant Systems, Inc., a designer, developer and seller of semiconductor system solutions for communications applications. Prior to October 1998, Mr. Iyer served as the Senior Vice President and Chief Financial Officer of VLSI Technology, Inc. Mr. Iyer has held a number of senior finance positions at Advanced Micro Devices, Inc., a semiconductor company. Mr. Iyer currently serves on the Board of Directors of Conexant Systems, Inc., IHS Inc., Invitrogen Corporation, Power Integrations, Inc. and Skyworks Solutions, Inc.

Ms. Lewis has served as a director since February 2008. Ms. Lewis is currently Vice Chairman of the Board of Directors of Share Our Selves and THINK Together, both organizations that serve people at risk in Southern California. Until her retirement in 1998, Ms. Lewis held several executive positions with Western Digital Corporation. Most recently, she was President and Chief Operating Officer of Western Digital's Personal Storage Division.

Mr. Wells has served as a director since February 1994. Mr. Wells was President and Chief Executive Officer of Exar Corporation, a manufacturer of analog and mixed-signal integrated circuits, from June 1992 until he retired in October 1996. Before joining Exar, Mr. Wells served as President and Chief Operating Officer of LSI Corporation (formerly LSI Logic Corporation), a manufacturer of HCMOS and BiCMOS application specific integrated circuits, for seven years.

BOARD OF DIRECTORS

Meetings

The Board of Directors held eight meetings during the fiscal year ended March 30, 2008. Each of our directors holding office during the last fiscal year attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and of the total number of meetings of each committee on which the director was a member. Our directors are encouraged to attend our Annual Meeting of Stockholders each year. All of the directors serving at the time of our 2007 Annual Meeting of Stockholders attended the Annual Meeting.

Director Independence

Our Board of Directors currently consists of eight directors. Our Board of Directors has determined that all of its members (except for Mr. Desai) are independent under the requirements set forth in The NASDAQ Stock Market listing standards.

Communications with Board of Directors

You may communicate with any director, the entire Board of Directors, or any committee of the Board, by sending a letter to the director, the Board or the committee addressed to: Board of Directors, c/o Lead Director — QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. The Lead Director or his designee will review all letters, categorize them, and forward them to the appropriate parties.

Executive Sessions of Our Independent Directors

Our outside directors meet without management present after each regularly scheduled board meeting, but in any case at least two times per year. The Board of Directors has designated Mr. Wells as the Lead Director. As the Lead Director, Mr. Wells is responsible for (i) establishing the agenda for the executive sessions held by our independent directors and acting as chair of those sessions, (ii) polling the other independent directors for agenda items both for regular board meetings and executive sessions of the independent directors and (iii) working with the Chairman of the Board and Chief Executive Officer on the agenda for regular board meetings.

Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

The Audit Committee. Balakrishnan S. Iyer (Chairperson), Larry R. Carter and George D. Wells are the current members of the Audit Committee. Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market listing standards, and is an "audit committee financial expert" as defined by rules adopted by the Securities and Exchange Commission ("SEC"). The Audit Committee held nine meetings during the fiscal year ended March 30, 2008. The Audit Committee operates under a written charter which is available on our website at *http://ir.qlogic.com*. The Audit Committee selects, engages and reviews the performance of our independent auditors each year. In addition, the Audit Committee approves non-audit services and fees to be paid to the independent auditors. The Audit Committee reports to our Board of Directors with respect to auditing and accounting matters.

The Compensation Committee. Carol L. Miltner (Chairperson), James R. Fiebiger, Balakrishnan S. Iyer and Kathryn B. Lewis are the current members of the Compensation Committee. Our Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Compensation Committee held seventeen meetings during the fiscal year ended March 30, 2008. The Compensation Committee reviews the performance of our executive officers and reviews the compensation programs for other key employees, including salary and cash incentive payment levels and stock-based compensation grants under our equity compensation plans. The Compensation Committee operates under a written charter which is available on our website at *http://ir.qlogic.com*. For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, please see the "Compensation Discussion and Analysis" below.

The Nominating and Governance Committee. James R. Fiebiger (Chairperson), Joel S. Birnbaum, Kathryn B. Lewis and Carol L. Miltner are the current members of the Nominating and Governance Committee. Our Board of Directors has determined that each member of the Nominating and Governance Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Nominating and Governance Committee held five meetings during the fiscal year ended March 30, 2008. The Nominating and Governance Committee's principal functions are to identify prospective director nominees and recommend to our Board of Directors nominees for membership on the Board of Directors, to develop and recommend to our Board of Directors the governance principles applicable to the Board of Directors, to oversee the assessment of our Board of Directors, and to recommend to our Board of Directors nominees for each committee. The Nominating and Governance Committee evaluates the performance of the Board and committees on an annual basis, and reviews this information with the full Board of Directors. Following that review, the Nominating and Governance Committee considers the effectiveness of the Board and each committee when deciding whether to re-nominate current Board members. The Nominating and Governance Committee expects normally to be able to identify from its own resources the names of qualified director nominees, but it will accept from stockholders recommendations of individuals to be considered as nominees. Additionally, the Nominating and Governance Committee has in the past used and may continue to use the services of third party search firms to assist in the identification of appropriate candidates. Any stockholder wishing to propose a nominee for consideration by the Nominating and Governance Committee should submit a recommendation in writing to the Secretary of the Company at our principal executive office in accordance with the procedures set forth below. The Nominating and Governance Committee operates under a written charter which is available on our website at *http://ir.qlogic.com*. In addition, the Nominating and Governance Committee has adopted a Corporate Governance Policy that is available on our website at *http://ir.qlogic.com*.

A stockholder may submit the name of a director candidate for consideration by the Nominating and Governance Committee by writing to the Secretary of the Company at the address set forth on the cover of this proxy statement. The stockholder must submit the following information in support of the candidate: (a) the name, address and telephone number of the stockholder recommending the candidate; (b) a representation that the stockholder submitting the recommendation is a stockholder of record or beneficial owner of shares of stock of the Company; (c) the name and address of the candidate; (d) a description of any arrangement or understanding between the stockholder and the candidate and any other person or persons regarding the submission of the candidate's name for consideration; (e) such other information regarding the candidate as the Company would be required to include in a proxy statement filed pursuant to the proxy rules of the SEC if the Board were to nominate the candidate for election as a director; (f) the consent of the candidate to be identified to the board as a candidate for consideration and to be identified in the proxy; and (g) the agreement of the candidate to serve on the board if elected. The Nominating and Governance Committee may request any additional information that it deems relevant in evaluating the background and experience of any candidate.

In evaluating a director candidate, the Nominating and Governance Committee will consider the candidate's independence, character, corporate governance skills and abilities, business experience, training and education, commitment to performing the duties of a director, and other skills, abilities or attributes that fill specific needs of the board or its committees. The committee will use the same criteria in evaluating candidates suggested by stockholders as for candidates suggested by other sources.

Director Education

The Board of Directors encourages its members to attend specialized training programs on corporate governance and related board topics. Certain members of the Board have participated in board education programs.

Compensation of Directors — Fiscal Year 2008

The following table presents information regarding the compensation earned during fiscal year 2008 by our non-employee directors. The compensation paid to Mr. Desai, who is also one of our employees, is presented below in the "Summary Compensation Table — Fiscal 2007 and 2008" and the related explanatory tables. Mr. Desai does not receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1)(2)(3) (c)	Option Awards ($)(1)(2)(3) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Joel S. Birnbaum	50,000	24,761	340,362	—	—	—	415,123
Larry R. Carter	55,000	24,761	181,137	—	—	—	260,898
James R. Fiebiger	68,500	24,761	181,137	—	—	—	274,398
Balakrishnan S. Iyer	76,000	24,761	181,137	—	—	—	281,898
Kathryn B. Lewis(4)	6,000	—	11,912	—	—	—	17,912
Carol L. Miltner	68,500	24,761	181,137	—	—	—	274,398
George D. Wells	65,000	24,761	181,137	—	—	—	270,898

(1) The amounts reported in Columns (c) and (d) of the table above reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes with respect to fiscal year 2008 (disregarding any estimate of forfeitures related to service-based vesting conditions). No stock awards or option awards granted to non-employee directors were forfeited during fiscal year 2008. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation Expense" on page 62 of QLogic's Annual Report on Form 10-K for fiscal year 2008 filed with the SEC on May 23, 2008 or, with respect to awards granted prior to fiscal year 2008, the corresponding note in QLogic's Annual Report on Form 10-K for the applicable fiscal year.

(2) The following table presents the number of unvested stock awards and the number of outstanding and unexercised option awards held by each of our non-employee directors as of March 30, 2008:

Director	Number of Unvested Restricted Stock Units (RSUs) as of March 30, 2008	Number of Shares Subject to Outstanding Options as of March 30, 2008
Joel S. Birnbaum	5,000	132,660
Larry R. Carter	5,000	440,000
James R. Fiebiger	5,000	365,333
Balakrishnan S. Iyer	5,000	201,332
Kathryn B. Lewis(4)	—	50,000
Carol L. Miltner	5,000	271,999
George D. Wells	5,000	360,000

(3) As described below, we granted each of our non-employee directors other than Ms. Lewis an option to purchase 16,000 shares of common stock and an award of 3,000 restricted stock units (RSUs) on August 23, 2007, the date of our 2007 Annual Meeting of Stockholders. On the grant date, each of these stock option awards had a value of $81,760 and each of these RSU awards had a value of $37,110. Also as described below, on February 12, 2008 we granted an option to purchase 50,000 shares of common stock to Ms. Lewis in connection with her appointment to the Board of Directors. On the grant date, this stock option award had a value of $277,720. See footnote (1) for the assumptions used to value these awards.

(4) Ms. Lewis was appointed to the Board of Directors in February 2008.

Director Compensation

Compensation for non-employee directors during fiscal year 2008 consisted of a quarterly retainer, fees for attending meetings in excess of a specified number, and annual equity awards.

Quarterly Retainer Fees and Meeting Fees. Prior to July 1, 2008, each of our non-employee directors received a quarterly retainer of $11,250 for serving as a member of the Board of Directors and additional quarterly retainer fees as set forth below for serving as a chairperson and/or a member of one or more committees of the Board of Directors:

Lead Director	$2,500
Audit Committee Chair	$5,000
Audit Committee member	$2,500
Compensation Committee Chair	$2,500
Compensation Committee member	$1,250
Nominating and Governance Committee Chair	$2,250
Nominating and Governance Committee member	$1,000

For each meeting of the Board of Directors in excess of nine per fiscal year, members of the Board of Directors are entitled to an additional fee of $1,500 for attendance in person and $750 for participation by telephone. For each Audit Committee meeting in excess of twelve per fiscal year, Compensation Committee meeting in excess of five per fiscal year, and Nominating and Governance Committee meeting in excess of four per fiscal year, committee members (including committee chairs) are entitled to an additional fee of $1,000 for attendance in person and $500 for participation by telephone. During fiscal year 2008, there were eight meetings of the Board of Directors, nine meetings of the Audit Committee, seventeen meetings of the Compensation Committee, and five meetings of the Nominating and Governance Committee.

The Board of Directors has approved adjustments to quarterly retainer fees and meeting fees. The Board determined that the quarterly retainer would remain $11,250, but effective as of July 1, 2008, each of our non-employee directors will receive the following quarterly retainer fees for serving as a chairperson and/or a member of one or more committees of the Board of Directors:

Lead Director	$5,000
Audit Committee Chair	$6,250
Audit Committee member	$3,750
Compensation Committee Chair	$3,750
Compensation Committee member	$1,875
Nominating and Governance Committee Chair	$2,500
Nominating and Governance Committee member	$1,250

In addition, the threshold number of Compensation Committee meetings has been increased from five per fiscal year to ten per fiscal year, effective as of July 1, 2008. All meeting fee amounts remain the same as described above.

Directors who are employees of QLogic receive no additional compensation for serving on the Board of Directors. Directors are entitled to reimbursement for out-of-pocket expenses in connection with attendance at all Board and Committee Meetings.

Stock Awards. The QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), currently provides that each non-employee director will automatically be granted an option to purchase 50,000 shares of common stock when he or she is first appointed or elected to the Board. The 2005 Plan also currently provides that thereafter, on the date of each Annual Meeting at which directors are elected, the director will automatically be granted an additional option to purchase 16,000 shares of common stock and an award of 3,000 RSUs (or, in the case of a non-employee Chairman of the Board, an option to purchase 50,000 shares of common stock and an award of 8,000 RSUs) if the director is reelected at that Annual Meeting. The per share exercise price of each option granted to our non-employee directors equals the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. These stock options have maximum ten-year terms and generally become exercisable in annual installments over a three-year period following the date the option is granted if the director to whom the option is granted is still a member of our Board of Directors on the applicable vesting date. The RSUs are subject to the same vesting schedule as the options and are settled in an equivalent number of shares of common stock upon vesting.

On August 23, 2007, in accordance with the 2005 Plan provisions described above, we granted an option to purchase 16,000 shares of common stock at a per share exercise price of $12.37 and an award of 3,000 RSUs to each of Messrs. Birnbaum, Carter, Fiebiger, Iyer and Wells, and to Ms. Miltner. On February 12, 2008, we granted an option to purchase 50,000 shares of common stock at a per share exercise price of $15.06 to Ms. Lewis in connection with her appointment to the Board of Directors.

As described in Proposal Two below, stockholders are being asked to approve certain amendments to the 2005 Plan. Among other changes, these amendments would eliminate the automatic director grant provisions of the 2005 Plan and give the Board of Directors or the Compensation Committee flexibility to determine the types of awards and grant levels for award grants to be made to non-employee directors. The Board of Directors has adopted a program under the 2005 Plan which provides that, commencing with the grants to be made in conjunction with the 2008 Annual Meeting and subject to stockholder approval of the 2005 Plan amendments, grants to our non-employee directors will be determined by reference to the equity compensation for non-employee directors of our peer group of companies, with grants being targeted at the 75th percentile of the peer group. The peer group of companies would be the same peer group used by the Compensation Committee to evaluate executive compensation, as identified below in the section entitled "Compensation Discussion and Analysis." The purpose of this change is to more closely align non-employee director compensation with the philosophy used in establishing compensation for executive officers.

Under the proposed new director grant program, the number of equity securities to be granted to each non-employee director reelected at the Annual Meeting each year would generally be determined as follows:

- The value of equity securities awarded to non-employee directors of each of the peer group companies would be determined (with options being valued using a Black — Scholes or similar valuation model), with a separate determination being made of the value of equity securities awarded to non-employee directors serving as Chairman of the Board of a peer company. Target values at the 75th percentile of the peer group would then be determined for non-employee directors generally and for the Chairman of the Board.
- The target values so determined would be allocated so that 35% of the value would be delivered in the form of restricted stock units and 65% of the value would be delivered in the form of nonqualified stock options (valued using the Black — Scholes or similar valuation method used by the Company in valuing its options for financial statement purposes).

The new program also provides that grants made to non-employee directors upon their initial election or appointment to the Board of Directors will be determined in a similar manner, with a target value being determined at the 75th percentile of the grants made by the peer group to their newly elected or appointed non-employee directors and then allocated 100% to a non-qualified stock option grant in the case of the initial grant and allocated 35% to a restricted stock unit award and 65% to a nonqualified stock option grant in the case of the annual grant.

In all other respects, the restricted stock units and stock options granted to the non-employee directors would be subject to the same vesting and other terms described above. Under the new program, the Board of Directors and the Compensation Committee will have the discretion to modify the program for determining award grants for non-employee directors from time to time without stockholder approval.

The Compensation Committee has established, subject to stockholder approval of the 2005 Plan amendments described below, target values under the new program for grants of restricted stock unit awards and nonqualified stock options to be made to non-employee directors who are reelected at the 2008 Annual Meeting. The target value for the grants to continuing non-employee directors is $95,305. The exact number of shares to be subject to each restricted stock unit award and nonqualified stock option will be determined based on the closing price of our common stock on the date of the 2008 Annual Meeting and, in the case of the options, using the Black — Scholes or similar valuation method used by the Company in valuing its options for financial statement purposes.

Vote Required for Proposal One

The six director nominees receiving the highest number of votes cast at the meeting will be elected to our Board of Directors to serve until our next Annual Meeting of Stockholders or until their successors are elected and qualified, or until the earlier of the director's death, resignation, removal or retirement. Proxies cannot be voted for more than six nominees for director. Unless authority to vote for directors has been withheld in the proxy, the persons named in the enclosed proxy, or their nominee or substitute, intend to vote at the meeting for the election of the six director nominees.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

EXECUTIVE OFFICERS

The following table and paragraphs set forth the names of and certain information concerning our current executive officers:

Name	Position with QLogic	Age
H.K. Desai	Chairman of the Board and Chief Executive Officer	62
Simon Biddiscombe	Senior Vice President and Chief Financial Officer	41
Roger J. Klein	Vice President and General Manager, Host Solutions Group	57
Jesse L. Parker	Vice President and General Manager, Network Solutions Group	37

For information on the business background of Mr. Desai, see "Proposal One — Election of Directors" above.

Mr. Biddiscombe joined us in April 2008 as our Senior Vice President and Chief Financial Officer. Mr. Biddiscombe served as Senior Vice President, Chief Financial Officer and Treasurer of Mindspeed Technologies, Inc., a semiconductor company, from June 2003 until April 2008, and as Secretary from April 2004 until April 2008. Mr. Biddiscombe previously served as the Vice President, Finance, and Controller of the internet infrastructure business of Conexant Systems, Inc. from December 2000 to June 2003. He was the Senior Vice President and Chief Financial Officer from May 1999 to December 2000 and the Chief Operating Officer from May 2000 to December 2000 of Wyle Electronics, a distributor of semiconductor products.

Mr. Klein joined us in February 2001 and has held a variety of field marketing and business unit marketing positions. He was promoted to Vice President, General Manager, Computer Systems Group in August 2006, and to Vice President, General Manager, Host Solutions Group, in February 2007. From 1997 to January 2001, Mr. Klein held various positions at CMD Technology, most recently as Vice President, Marketing. Prior to 1997, Mr. Klein held various positions at Unisys Corporation and Burroughs Corporation.

Mr. Parker joined us in May 2004 as Senior Director of Marketing, Switch Products Group, and was promoted to Vice President of Marketing, Switch Products Group in June 2005, Vice President, General Manager, Switch Products Group, in December 2006, and Vice President, General Manager, Network Solutions Group, in February 2007. Prior to May 2004, Mr. Parker was at Intel Corporation in various roles in engineering, marketing, investment strategies, and business development. Mr. Parker's last role at Intel was Director of Marketing for the Intel Server Group.

Code of Ethics

We have adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to all Company officers, employees and directors. The Code of Ethics operates as a tool to help our officers, employees and directors understand and adhere to the high ethical standards we expect. The Code of Ethics is available on our website at *http://ir.qlogic.com*. Stockholders may also obtain copies at no cost by writing to the Secretary of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation earned by or paid to our principal executive officer, two individuals who served as principal financial officer during fiscal year 2008, our three other most highly compensated executive officers for fiscal year 2008, and one other former executive officer. These individuals are listed in the "Summary Compensation Table — Fiscal 2007 and 2008" below and are referred to in this proxy statement as the "named executive officers." The discussion below describes our procedures for setting compensation for our named executive officers generally. Except as noted below, this discussion generally does not apply to Mr. Benck, whose compensation was established pursuant to an employment agreement entered into in April 2007 and who terminated employment with us in March 2008, and Mr. Naylor, who served as our interim Chief Financial Officer from January 25, 2008 through April 22, 2008.

QLogic Corporation's 2008 Compensation Discussion and Analysis addresses the following topics:

- Governance of Executive Officer Compensation Programs
  - Role of the Compensation Committee
  - Process for Evaluating Executive Officer Performance and Compensation
- Executive Compensation Philosophy and Framework
  - Compensation Objectives
  - Target Pay Position/Mix of Pay
  - Compensation Benchmarking
- Executive Officer Compensation Decisions
  - Base Salary
  - Annual Cash Incentive
  - Equity Compensation: Overview
  - Equity Compensation: Fiscal 2008 Awards
  - Benefits and Perquisites
  - Post-Employment Obligations
  - Total Compensation/Tally Sheets
  - Employment Agreement with Mr. Benck
  - Compensation Arrangements for Mr. Naylor
- Other Considerations
  - Equity Grant Practices
  - Tax Considerations
- Chief Executive Officer Compensation Trends

Governance of Executive Officer Compensation Programs

Role of the Compensation Committee

The Compensation Committee of our Board of Directors (the "Compensation Committee") has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs. The overarching objective of the Compensation Committee is to use compensation to align the interests of executive officers with the long-term interests of our stockholders. The compensation programs for our executive officers are designed to attract, motivate and retain talented executives responsible for the success of the Company, and are determined within a competitive framework and based on the achievement of both Company and individual performance goals, as well as experience of the individual in the position and consistency of performance.

The Compensation Committee has the following responsibilities:

- Review and approve on an annual basis the Company's compensation strategy to ensure that executives are appropriately rewarded based on their performance.

- Review and approve on an annual basis goals and objectives relevant to executive compensation and evaluate performance in light of those goals and objectives.

- Determine on an annual basis the amount, form and terms of compensation for the Chief Executive Officer of the Company.

- Review and approve salaries, incentives and other matters relating to compensation of the executive officers of the Company.

- Review and grant of stock options, restricted stock units and other equity incentives to our executive officers.

- Grant stock options and other equity incentives to all other eligible individuals in the Company's service.

- Oversee and periodically review the operation of the Company's employee benefit plans, including but not limited to the Company's 401(k) plan and employee stock purchase plan.

- Review with the Board matters related to management performance and compensation.

- Review separation packages and severance benefits for any executive officer.

- Review and recommend compensation for non-employee members of the Board of Directors, including retainer and meeting fees and equity or stock compensation.

The Compensation Committee operates under a charter that further outlines the specific authority, duties and responsibilities of the Compensation Committee. The charter is available on our website at *http://ir.qlogic.com*.

Each person who served on the Compensation Committee during fiscal year 2008 met The NASDAQ Stock Market's requirements for independence as well as the applicable requirements under Section 16 of the Securities Exchange Act of 1934 and Section 162(m) of the Internal Revenue Code.

Process for Evaluating Executive Officer Performance and Compensation

In general, the process for making decisions relating to compensation for named executive officers begins prior to the end of the Company's fiscal year. During February or March of each year the Compensation Committee will work with its compensation consultant to define the scope of the consultant's engagement and to discuss any changes in information being requested by the Compensation Committee. During April and early May of each year, the Company finalizes financial information for the just completed fiscal year, and makes that information available to the Compensation Committee. The Compensation Committee typically schedules an extended meeting in mid-May to review the Company's actual performance against annual cash incentive plan objectives, to discuss individual executive performance and to discuss incentive plan payouts. The Compensation Committee also discusses equity awards that may be granted to named executive officers. An additional meeting is held several weeks later at which the Compensation Committee typically makes final compensation decisions with respect to named executive officer compensation, including chief executive officer compensation.

The Compensation Committee engages the services of outside advisors to assist the Compensation Committee. During fiscal year 2008, the Compensation Committee retained Compensia, Inc., an independent consulting company, to provide advice and information relating to executive and director compensation. Compensia assisted the Compensation Committee in the evaluation of executive base salary, annual cash incentive and equity incentive levels. Compensia reports directly to the Compensation Committee. From time to time, the Compensation Committee may direct its advisor to work with our Human Resources Department to support management and the Compensation Committee in matters such as: (i) identification of the companies that will serve as the Company's peer group for purposes of benchmarking the Company's executive compensation levels (as discussed below); (ii) analysis of our executive compensation programs and levels relative to our peer group companies; and (iii) advising on the design of cash-based incentives and equity awards for our executive officers.

Executive Compensation Philosophy and Framework

Compensation Objectives

Our executive compensation policies are designed to attract, retain and reward executives who contribute to our success. Our executive compensation program is designed to achieve four primary objectives:

- Support a strong pay-for-performance culture, which provides compensation tied directly to outstanding performance in achieving business objectives.
- Attract, retain and motivate highly skilled executives who contribute to our success and that of our stockholders.
- Establish and reinforce the appropriate balance between achievement of short-term and long-term corporate goals.
- Support long-term value creation for stockholders.

Target Pay Position/Mix of Pay

We use a combination of base salary, annual pay-for-performance cash incentive payments, which are dependent on Company performance for the period, and long-term equity grants to achieve these objectives. Each of these components is discussed in greater detail below under "Executive Officer Compensation Decisions."

Compensation Mix Targets

Compensation Element	Primary Objectives	Approximate Relative Weight(1)
Base salary	Attract and retain high-performing and experienced executives	24%
Annual cash incentive	Motivate executives to achieve pre-established short-term performance objectives	17%
Equity Awards	Align executives with stockholder interest to increase long-term value and retain executives	59%

(1) Relative weight is fiscal year 2008 average for named executive officers, other than Messrs. Benck and Naylor.

Our strategy for executive officer compensation has been to examine market compensation practices and target the 45th to 55th percentile of the market for base salary, the 50th to 60th percentile for total cash compensation (base salary plus annual cash incentive), the 75th percentile for equity compensation, and the 55th to 65th percentile for total direct compensation (total cash and equity).

The Compensation Committee has historically approved compensation levels for executive officers above and below the target pay position, based on individual performance, experience in the position, consistency of performance, our financial performance and compensation for similar positions at companies we compete with for executive talent.

Target cash compensation for named executive officers typically includes annual incentive pay targets equal to between 40% and 100% of base salary compensation.

Compensation Benchmarking

For fiscal year 2008, the Compensation Committee examined the compensation practices of a peer group of individual companies and three industry surveys to assess the competitiveness of executive officer compensation practices and levels. The peer group of individual companies and the three surveys are collectively referred to in this discussion as the "market." The fiscal year 2008 peer group of 18 companies included primarily semiconductor and storage device companies that were similar to the Company in business strategy or represented business or labor market competitors, including smaller and larger companies. The surveys used in the analysis were compensation surveys that focus on high technology companies. The Compensation Committee uses multiple sources of benchmarking information to more accurately map compensation benchmarking data by position in the market to positions at the Company. When considering the competitiveness of executive officer compensation levels, the Compensation Committee reviews the compensation of each executive officer against the available data for similarly situated executives at other companies.

The peer companies used by the Compensation Committee for its comparison in fiscal year 2008 were as follows:

3Com Corporation	Adaptec, Inc.	Agere Systems, Inc.
Applied Micro Circuits Corporation	Broadcom Corporation	Brocade Communications Systems, Inc.
Conexant Systems, Inc.	Dot Hill Systems Corporation	Emulex Corporation
Extreme Networks, Inc.	Foundry Networks, Inc.	LSI Corporation
Mellanox Technologies, Ltd.	Mindspeed Technologies, Inc.	Network Appliance, Inc.
PMC — Sierra, Inc.	Vitesse Semiconductor Corporation	Western Digital Corporation

The peer group is reviewed annually by the Compensation Committee and adjustments are made as necessary to help ensure the group continues to properly reflect the market in which we compete for talent. The Compensation Committee also annually reviews the executive pay practices of other similarly-situated companies as reported in industry surveys and reports from compensation consulting firms. This information is considered when making recommendations for each element of compensation.

The Compensation Committee believes that the peer group companies form a reasonable basis for benchmarking executive officer compensation. The following chart reflects QLogic's rankings within the peer group in May 2007, at the time the benchmarking data was used, QLogic compared favorably to the peer group:

Comparison Metric	QLogic Rank vs. Peer Group
Revenue (last four quarters)	55.3%
Net Income (last four quarters)	77.5%
Revenue per Employee	79.2%
Market Capitalization	70.4%

Our strategy for executive officer compensation has been to examine market compensation practices and target the 45th to 55th percentile of the market for base salary, the 50th to 60th percentile for total cash compensation (base salary plus annual cash incentive), the 75th percentile for equity compensation, and the 55th to 65th percentile for total direct compensation (total cash and equity). We believe that our increased weighting of equity compensation aligns the interests of our executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

The Compensation Committee has historically approved compensation levels for individual executive officers above and below the target levels identified above, based on the executive's individual performance, experience in the position, consistency of performance, as well as our financial performance and compensation paid to executives in similar positions at companies we compete with for executive talent.

Executive Officer Compensation Decisions

Base Salary

Base salaries are used to attract, motivate and retain highly qualified executives. Base salary, which is determined by the level of responsibility, experience in the position, expertise of the employee, and competitive conditions in the industry, is the primary fixed cash compensation component in the executive pay program.

The Compensation Committee believes that increases to base salary should reflect the individual's performance for the preceding year and his or her pay level relative to similar positions in our market, taking performance into account, as well as internal equity with respect to the rest of the executive team. Base salary increases also reflect anticipated future contributions of the executive.

In making its base salary decisions for fiscal year 2008 for the executive officers (other than Mr. Desai), the Compensation Committee considered Mr. Desai's recommendations in addition to the market data described above and its own assessment of the executive's individual performance. In determining Mr. Desai's base salary, the Compensation Committee reviewed competitive analyses developed by its outside consultant and made compensation recommendations that were approved by our full Board in May 2007. Base salary increases were effective in June 2007.

The following table shows the annual base salaries for our named executive officers for fiscal year 2007 and fiscal year 2008 and the percentage increase.

Named Executive Officer	FY2007 Base Salary	FY2008 Base Salary	Percent Increase
H.K. Desai	$675,000	$700,000	3.7%
Denis R. Maynard	$335,000	$345,000	3.0%
Roger J. Klein	$225,000	$250,000	11.1%
Jesse L. Parker	$200,000	$230,000	15.0%
Douglas D. Naylor	(1)	$180,000	(1)
Jeff W. Benck	(2)	$400,000	(2)
Anthony J. Massetti(3)	$300,000	$335,504	11.8%

(1) Mr. Naylor served as our interim Chief Financial Officer from January 25, 2008 through April 22, 2008.

(2) Mr. Benck began his employment with us on May 1, 2007 and his base salary was set forth in an employment agreement entered into in April 2007. Mr. Benck resigned from the Company on March 14, 2008.

(3) Mr. Massetti resigned from the Company on January 25, 2008.

After the adjustments to base salary set forth above, the Compensation Committee's compensation consultant advised the Compensation Committee that the base salary of the Chief Executive Officer was approximately in the 80th percentile relative to the market and the base salaries of the other named executive officers (excluding Messrs. Benck and Naylor) were between approximately the 45th and 65th percentiles relative to the market.

Annual Cash Incentive

Our annual cash incentive program is a variable element of our executive compensation program designed to reward executives for achieving key operational and financial goals that we believe will provide the foundation for creating longer-term stockholder value. We use the annual cash incentive program to reward the contribution of the executive officers toward the achievement of key corporate objectives. Target incentive opportunities for fiscal year 2008 was 100% of base salary for the Chief Executive Officer and ranged from 50% to 55% of base salary for the other executive officers (excluding Messrs. Benck and Naylor). The Compensation Committee's compensation consultant advised the Compensation Committee that these target incentive opportunities were at approximately the 60th percentile relative to the market for the Chief Executive Officer and approximately the 55th percentile relative to the market for the other executive officers (excluding Messrs. Benck and Naylor). The actual incentive amounts awarded to executive officers may exceed the target incentives based on the Compensation Committee's assessment of overall corporate performance and individual performance. In addition, the Compensation Committee retains the authority to award special bonuses based on achievement of specified objectives.

At the beginning of each year, the Board of Directors approves specific performance goals for the upcoming year for purposes of our annual cash incentive plan. In addition to traditional measures of corporate performance, such as revenue and profit performance, the Compensation Committee emphasizes other indicators of performance, including design wins, customer satisfaction and individual performance, and approves associated weightings. Individual business units executives are also measured against specific business unit goals.

The Compensation Committee believes that the design of the annual cash incentive plan is appropriate for driving the optimal mix of long-term and short-term goal achievement within an industry typified by long product development cycles. The fiscal year 2008 plan included a minimum corporate revenue threshold. Payment of the annual cash incentive to the named executive officers was conditioned upon achieving the minimum revenue threshold.

For the Company's executive officers, the corporate and business unit component makes up 75% of the annual cash incentive compensation, while the individual performance component makes up 25% of the annual cash incentive compensation. The corporate and business unit component is further broken up into targets related to design wins, corporate/business unit revenue, corporate/business unit profit and customer satisfaction. The Compensation Committee approved the percent of goal achieved for each corporate and business unit goal, along with the overall percent of corporate and business unit goal achievement for purposes of incentive plan payouts. The Compensation Committee believes that the targets set for incentive compensation can be achieved only if the Company performs exceptionally well in a given fiscal year.

The Compensation Committee determined that the corporate and business unit performance objectives for fiscal year 2008 were achieved at aggregate levels between 94% and 95% of target depending on the organization or business unit. The Chief Executive Officer presented his recommendations for incentive payments to executive officers, based on their individual performance and the performance of the Company against the incentive plan objectives for fiscal year 2008. The Compensation Committee reviewed these recommendations, and approved incentive payouts to the named executive officers other than Mr. Desai as listed in the "Summary Compensation Table — Fiscal 2007 and 2008" below. At the same time, the Compensation Committee recommended to the Board the incentive compensation for Mr. Desai, based upon corporate and individual performance. In addition, the Compensation Committee created a pool of funds that the Chief Executive Officer could allocate based on exceptional individual contributions to the Company during the previous year. For fiscal year 2008, annual cash incentive compensation payments to named executive officers ranged from 73% to 112% of target compensation.

The Compensation Committee's compensation consultant advised the Compensation Committee that the approved annual cash incentive payments resulted in total cash compensation at approximately the 80th percentile relative to the market for the Chief Executive Officer and between approximately the 50th and 60th percentiles for the other named executive officers (excluding Messrs. Benck and Naylor).

Equity Compensation: Overview

Equity is a key element of executive compensation that aligns the interests of executive officers with stockholders. We have traditionally used stock options to balance the dual objectives of long-term value creation for stockholders and retention of qualified key employees. Beginning in fiscal year 2007, we began to use a combination of stock options and restricted stock units to balance these goals. The Compensation Committee believes that these equity vehicles best support the following objectives: (i) support the Company's executive/employee attraction and retention initiatives; (ii) provide the appropriate incentive to executives and employees to create long-term stockholder value; and (iii) serve the best interests of our stockholders.

We believe that stock options are truly performance based in that executives do not receive any benefit unless the Company's stock price increases (creating more stockholder value) after the option is granted. Restricted stock units have a greater retentive value as they generally have value regardless of stock price volatility, and the Compensation Committee believes their use is consistent with market practice. In addition to the Company's equity stock option and restricted stock unit programs, executives are allowed to participate in the Company's employee stock purchase plan on the same terms as other employees of the Company.

The Compensation Committee feels that long-term equity incentives should provide significant motivation and upside, and grants for named executive officers are generally targeted at the 75th percentile of our market. We believe this is an appropriate way to align the interests of our named executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

We are sensitive to stockholder concerns about stock usage. As a consequence, management and the Compensation Committee have taken the following steps to manage the Company's equity compensation program:

- The Compensation Committee's goal is to limit average annual issuances of stock-based awards to employees (referred to as the "burn rate") to stay within guidelines established by proxy voting advisory firms, excluding awards assumed in connection with acquisitions or similar events. The Compensation Committee will adjust this target rate from year-to-year based on performance, and to stay in line with market practices and the demands of competition for key talent.
- The burn rate for each of the past three years was: 4.23% (fiscal year 2008), 4.10% (fiscal year 2007) and 1.61% (fiscal year 2006) for an average burn rate over the last three years of 3.32%. We believe our burn rate of 3.32% is within the guidelines established by the principal proxy voting advisory firms for our industry.
- In determining equity grant levels for individual executive officers, the Compensation Committee takes into account the executive's individual performance against the goals established in the preceding year, the expected future contribution and long-term retention of the executive, the Company's performance compared to the peer group and market data for equity awards to similar executive positions in the peer group. As noted above, grants for named executive officers are generally targeted at the 75th percentile of our market.

Equity Compensation: Fiscal 2008 Awards

For fiscal year 2008, between approximately 60% and 70% of our executives' equity awards (as measured by value) were delivered in the form of stock options and the remainder were delivered in the form of restricted stock units. The grant sizes of long-term incentives are based upon factors such as comparable equity compensation offered by other technology companies, the experience of the executive, prior grants, performance (as measured by a broad set of financial metrics, including, among others: revenue, operating margin, net income, earnings per share and cash flow) during the preceding fiscal year, and the contribution that the executive is expected to make to the Company in the future.

See the table entitled "Grants of Plan-Based Awards in Fiscal Year 2008" below for information on the fiscal year 2008 equity awards granted to the named executive officers.

Benefits and Perquisites

Other than our 401(k) plan, we do not provide pension arrangements or post-retirement health coverage for our executive officers or employees. In general, our executive officer benefits programs are the same as those available to all employees, with the exception of our executive physical program (which provides for an annual physical exam for each named executive officer paid for by the Company). The Company pays the regular monthly membership dues at a country club used by Mr. Desai, which is primarily used for business purposes. The benefits provided to each named executive officer in fiscal year 2008 are reported in the "Summary Compensation Table — Fiscal 2007 and 2008" below.

Post-Employment Obligations

During fiscal year 2007, we entered into change in control severance agreements with Messrs. Desai and Massetti, and during fiscal year 2008 we entered into a change of control severance agreement with Mr. Benck. These agreements provide severance benefits to these executives should their employment with us terminate in certain circumstances in connection with a change in control of the Company. The agreements with Messrs. Benck and Massetti terminated on the termination of their employment with the Company.

Should the possibility of a change in control of the Company arise, the Compensation Committee believes that certain executives may be called upon to assess the potential transaction, advise the Board of Directors and management as to whether the transaction would be in the best interests of the Company and its stockholders and take such other actions as the Board might determine to be appropriate in addition to their regular duties. The Company believes that it is imperative that the Company and the Board be able to rely upon these executives to continue in their positions and carry out their duties without concern that they might be distracted by the personal uncertainties and risks created by the possibility of a change in control.

As described in more detail below under "Potential Payments Upon Termination or Change In Control," the severance benefits under these agreements will be paid only if the executive's employment is terminated by the Company without cause or by the executive with good reason during the period beginning six months before and ending 24 months after a change in control. The Company believes that it is appropriate, and serves the purpose of these agreements, to extend the protections provided by these benefits to employment terminations that occur a short time before a change in control, and/or occur as a result of materially adverse changes to the terms of the executive's employment with the Company.

These agreements also provide that the executive will be reimbursed for the full amount of any excise taxes imposed on their severance payments and any other payments under Section 4999 of the Internal Revenue Code. We provide these executives with a "gross-up" for any parachute payment excise taxes that may be imposed because we determined the appropriate level of change in control severance protections for each executive without factoring in the adverse tax effects on the executive that may result from these excise taxes. The excise tax gross-up is intended to make the executive whole for any adverse tax consequences they may become subject to under the tax law and to preserve the level of change in control severance protections that we have determined to be appropriate. We believe this protection is a reasonable part of the compensation package for these executives and generally consistent with industry practice.

Total Compensation/Tally Sheets

We believe we are fulfilling our compensation objectives and in particular, rewarding executive officers in a manner that supports our strong pay-for-performance philosophy. Executive compensation is tied directly to our performance and is structured to ensure that there is an appropriate balance between our long-term and short-term performance, and also a balance between our operational and financial performance and stockholder return. The Compensation Committee's compensation consultant advised the Compensation Committee that the total pay position in fiscal year 2008 was at approximately the 76th percentile relative to the market for the Chief Executive Officer and was at approximately the 50th percentile for the other named executive officers (excluding Messrs. Benck and Naylor). The average resulting pay mix for fiscal year 2008 for the named executive officers (other than Messrs. Benck and Naylor) was 24% in base salary, 17% in annual cash incentive payments and 59% in equity grant value. Our 2008 financial performance relative to the peer group of individual companies exceeded the 95th percentile with respect to non-GAAP operating income as a percentage of revenue, non-GAAP net income as a percentage of revenue and GAAP free cash flow as a percentage of revenue. Based on our track record of strong performance relative to industry peers and the stated compensation objectives, the Compensation Committee believes the average target pay position relative to market and pay mix are reasonable and appropriate.

Compensation tally sheets for each of the named executive officers were prepared by outside advisors, and reviewed by the Compensation Committee in fiscal year 2008. These tally sheets affixed dollar amounts to all components of the named executive officers' compensation, including current pay (salary and annual cash incentive), outstanding equity awards, benefits, perquisites and potential change-in-control severance payments. The Compensation Committee reviews tally sheets at least on an annual basis.

Employment Agreement with Mr. Benck

In April 2007, the Compensation Committee approved an employment agreement with Mr. Benck that established his base salary, target annual cash incentive and equity awards for fiscal year 2008. The agreement also included severance terms in the event that Mr. Benck's employment with the Company did not continue beyond the one year term of the agreement. The employment terms set forth in the agreement (including the $260,000 sign-on bonus) were negotiated terms that considered Mr. Benck's tenure and position at his prior employer, as well as the unvested portion of his long term incentives at his prior employer. The Compensation Committee also reviewed market data provided by the Compensation Committee's compensation consultant to evaluate the proposed terms of Mr. Benck's employment. The market data included survey and proxy data of high technology companies of similar revenue size. Mr. Benck's base salary approximated the 60th percentile and his target bonus approximated the 50th percentile based on the market data reviewed.

Compensation Arrangements for Mr. Naylor

No changes were made to Mr. Naylor's base salary or annual cash incentive target when he was appointed interim Chief Financial Officer. The Compensation Committee approved a special $15,000 bonus for Mr. Naylor in recognition of his contributions as interim Chief Financial Officer.

Other Considerations

Equity Grant Practices

The Compensation Committee approves all equity grants to our executive officers. Our general practice is to approve annual stock option grants and restricted stock awards at the May or June Compensation Committee/Board meeting, the date of which is set approximately one year in advance. The Compensation Committee and our Board selected this meeting to approve annual equity grants because it coincides with: (i) the Committee/Board review of prior year Company and individual performance; and (ii) the approval of other executive officer compensation decisions. Awards for newly hired employees are typically granted at the next Compensation Committee meeting that follows the hire date.

Tax Considerations

Federal income tax law prohibits publicly held companies from deducting certain compensation paid to a named executive officer (other than a chief financial officer) that exceeds $1 million during the tax year unless it is based on achieving pre-established performance measures that are set by the Compensation Committee pursuant to a plan approved by the Company's stockholders ("performance-based compensation").

While the Compensation Committee considers the deductibility of compensation paid to its named executive officers, the Compensation Committee retains the flexibility necessary to provide total compensation in line with competitive practice, our compensation philosophy, and the interests of stockholders. We therefore may pay compensation to our named executive officers that may not be deductible for Federal income tax purposes. The stock options granted under our stock plan are intended to meet the criteria for performance-based compensation; however, restricted stock units that are subject only to time-based vesting requirements generally do not satisfy those requirements.

For fiscal year 2008, Mr. Desai was our only named executive officer whose compensation exceeded the deductibility limit of Federal income tax laws.

Chief Executive Officer Compensation Trends

In an effort to better align the compensation of the Chief Executive Officer with the Compensation Committee's stated target ranges, the Compensation Committee has adjusted the compensation of the Chief Executive Officer over the last three fiscal years as set forth below:

	FY2007	FY2008	FY2009
Base Salary Increase Percentage	0%	3.7%	0%
Target Annual Cash Incentive as Percentage of Base Salary	95%	100%	100%
Number of Stock Options Granted	555,000	250,000	370,000
Number of RSUs Awarded	120,000	75,000	75,000

The Compensation Committee's compensation consultant advised the Compensation Committee that the equity awards to the Chief Executive Officer in fiscal year 2009 approximated the 75th percentile of the market.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the four non-employee directors named at the end of this report, each of whom is independent as defined by The NASDAQ Stock Market listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in this proxy statement.

The Compensation Committee

Carol L. Miltner, Chair
James R. Fiebiger
Balakrishnan S. Iyer
Kathryn B. Lewis

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of fiscal year 2008, except for Ms. Lewis who was appointed to the committee on April 4, 2008. No member of the Compensation Committee is or has been an executive officer of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has or has had one or more executive officers who served as a director or member of the Compensation Committee during the fiscal year ended March 30, 2008.

SUMMARY COMPENSATION TABLE — FISCAL 2007 AND 2008

The following table presents information regarding compensation earned by or paid to our "named executive officers" for our fiscal years 2007 and 2008. The position set forth in the table for each person is his current position with us unless we indicate otherwise.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
H.K. Desai, Chairman of the Board and Chief Executive Officer	2008	694,234	—	800,592	3,911,569	651,675	—	38,660(3)	6,096,730
	2007	676,934	100,000	451,693	4,306,250	650,000	—	45,312	6,230,189
Douglas D. Naylor, Vice President, Finance*	2008	173,624	15,000	8,757	71,876	75,000	—	7,171	351,428
Denis R. Maynard, Former Senior Vice President, Worldwide Sales and Support**	2008	342,749	—	95,533	588,412	125,000	—	594	1,152,288
	2007	333,430	—	45,169	732,335	150,180	—	763	1,261,877
Roger J. Klein, Vice President and General Manager, Host Solutions Group	2008	244,246	—	60,343	299,477	150,000	—	7,890	761,956
	2007	206,278	—	24,467	297,053	105,835	—	8,242	641,875
Jesse L. Parker, Vice President and General Manager, Network Solutions Group	2008	223,101	—	42,796	172,083	115,000	—	7,163	560,143
Jeff W. Benck, Former President and Chief Operating Officer***	2008	352,312	260,000(4)	124,350(5)	318,618(5)	—	—	1,112,349(6)	2,167,629
Anthony J. Massetti, Former Senior Vice President and Chief Financial Officer****	2008	269,247	—	(263,348)(7)	393,380	160,000	—	59,378(8)	618,657
	2007	294,643	—	376,411	653,611	200,000	—	7,024	1,531,689

* Mr. Naylor served as Interim Chief Financial Officer from January 25, 2008 until April 22, 2008. As disclosed in the Company's Form 8-K filed on April 8, 2008, the Company hired Simon Biddiscombe as Senior Vice President and Chief Financial Officer. Mr. Biddiscombe's appointment was effective the first day of his employment, which was April 22, 2008.

** Mr. Maynard resigned effective July 18, 2008.

*** As of March 14, 2008, Mr. Benck was no longer an employee of the Company.

**** As of January 25, 2008, Mr. Massetti was no longer an employee of the Company.

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs computed for stock awards and option awards in fiscal year 2007 and 2008 for financial statement reporting purposes as determined pursuant to Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," excluding forfeiture assumptions. The assumptions used in the calculation of values of these awards are set forth under the section entitled "Stock-Based Compensation Expense" on page 62 of QLogic's Annual Report on Form 10-K for fiscal year 2008 filed with the SEC on May 23, 2008 or, with respect to awards granted prior to fiscal year 2008, in the corresponding note in QLogic's Annual Report on Form 10-K for the applicable fiscal year. In connection with the termination of the employment of each of Mr. Benck and Mr. Massetti, certain outstanding options and RSUs held by Mr. Benck and Mr. Massetti, respectively, were forfeited upon termination. For further discussion regarding these forfeited awards, please see the section entitled "Potential Payments Upon Termination or Change in Control" below. No other stock awards or option awards granted to our named executive officers were forfeited during fiscal year 2008.

(2) This column consists of life insurance premiums and matching contributions to the QLogic Corporation Retirement Savings Plan (401(k) Plan) paid with respect to the named executive officer, and for fiscal year 2008, includes: (a) life insurance premiums paid by QLogic in the amount of $3,563 for Mr. Desai, $198 for Mr. Naylor, $594 for Mr. Maynard, $938 for Mr. Klein, $171 for Mr. Parker, $396 for Mr. Benck and $457 for Mr. Massetti; and (b) 401(k) Plan matching contributions, available to all employees, paid by QLogic in the amount of $6,010 for Mr. Desai, $6,973 for Mr. Naylor, $6,952 for Mr. Klein, $6,992 for Mr. Parker, $8,090 for Mr. Benck and $7,305 for Mr. Massetti.

(3) In addition to the amounts identified in footnote (2) above, this amount includes the following benefits provided to Mr. Desai by the Company for fiscal year 2008: (i) payment of auto allowance in an amount of $1,500, (ii) payment for executive physicals in an amount of $730, and (iii) payment of membership dues in an amount of $26,857.

(4) This amount represents a sign-on bonus received by Mr. Benck, as further described in the "Compensation Discussion and Analysis" above.

(5) The amounts in columns (e) and (f) are the aggregate amounts for expenses incurred pursuant to Mr. Benck's employment agreement for the vesting of certain outstanding RSUs and options, respectively, in connection with the termination of Mr. Benck's employment in March 2008. A description of the severance payments made to Mr. Benck can be found below under the section entitled "Potential Payments Upon Termination or Change in Control."

(6) In addition to the amounts identified in footnote (2) above, this amount includes the following payments by the Company to or on behalf of Mr. Benck for fiscal year 2008: (i) payment of relocation expenses in an amount of $211,427, and (ii) in connection with the termination of Mr. Benck's employment, severance in the amount of $650,770 and payment for accrued but unused personal time off in the amount of $9,666. In connection with the termination of Mr. Benck's employment the Company has also agreed to pay Mr. Benck accrued bonus (subject to certain conditions) in the amount of $232,000. A description of the severance payments made to Mr. Benck can be found below under the section entitled "Potential Payments Upon Termination or Change in Control."

(7) The amount reported in column (e) for Mr. Massetti for fiscal year 2008 reflects the reversal of compensation expense that had previously been recorded in the Company's fiscal year 2007 financial statements in connection with certain RSU grants that were forfeited upon Mr. Massetti's termination of employment on January 25, 2008. Pursuant to SEC rules, only the portion of the expense previously reported as compensation in the Summary Compensation Table included in the Company's 2007 proxy statement is shown as being reversed.

(8) In addition to the amounts identified in footnote (2) above, this amount includes payment in connection with the termination of Mr. Massetti's employment for accrued but unused personal time off in the amount of $51,616. A description of the payments made to Mr. Massetti in connection with the termination of his employment can be found below under the section entitled "Potential Payments Upon Termination or Change in Control."

Compensation of Named Executive Officers

The "Summary Compensation Table — Fiscal 2007 and 2008" above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for fiscal year 2008. The "Summary Compensation Table — Fiscal 2007 and 2008" includes fiscal year 2007 information for those named executive officers who were also named executive officers in fiscal year 2007. The primary elements of each named executive officer's total compensation reported in the table are base salary, an annual cash incentive, and long-term equity incentives consisting of RSU awards and stock options. Named executive officers also earned the other benefits listed in the "All Other Compensation" column of the "Summary Compensation Table — Fiscal 2007 and 2008," as further described in footnotes (2), (3), (6) and (8) to the table. We generally do not have employment agreements with our named executive officers. During fiscal year 2008, we entered into an employment agreement with Mr. Benck as described in the "Compensation Discussion and Analysis" above. A description of the severance payments QLogic agreed to pay Mr. Benck can be found below under the section entitled "Potential Payments Upon Termination or Change in Control."

The "Summary Compensation Table — Fiscal 2007 and 2008" should be read in conjunction with the tables and narrative descriptions that follow. The "Grants of Plan-Based Awards in Fiscal Year 2008" table below, and the accompanying description of the material terms of the RSU awards and stock options granted in fiscal year 2008, provides information regarding the equity incentives awarded to our named executive officers in fiscal year 2008. The "Outstanding Equity Awards at End of Fiscal Year 2008" and "Option Exercises and Stock Vested — Fiscal Year 2008" tables below provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards.

Grants of Plan-Based Awards in Fiscal Year 2008

The following table sets forth information regarding the plan-based awards that we granted during fiscal year 2008 to each of our named executive officers.

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
H.K. Desai	N/A	—	693,272	—	—	—	—	—	—	—	—
	6/1/07	—	—	—	—	—	—	—	250,000	16.58	1,652,500
	6/1/07	—	—	—	—	—	—	75,000	—	—	1,243,500
Douglas D. Naylor	N/A	—	69,024	—	—	—	—	—	—	—	—
	6/1/07	—	—	—	—	—	—	—	7,000	16.58	46,270
	6/1/07	—	—	—	—	—	—	1,100	—	—	18,238
Denis R. Maynard	N/A	—	171,181	—	—	—	—	—	—	—	—
	6/1/07	—	—	—	—	—	—	—	35,000	16.58	231,350
	6/1/07	—	—	—	—	—	—	12,000	—	—	198,960
Roger J. Klein	N/A	—	133,807	—	—	—	—	—	—	—	—
	6/1/07	—	—	—	—	—	—	—	40,000	16.58	264,400
	6/1/07	—	—	—	—	—	—	9,000	—	—	149,220
Jesse L. Parker	N/A	—	122,071	—	—	—	—	—	—	—	—
	6/1/07	—	—	—	—	—	—	—	30,000	16.58	198,300
	6/1/07	—	—	—	—	—	—	8,500	—	—	140,930
Jeff W. Benck	N/A	—	246,618	—	—	—	—	—	—	—	—
	5/1/07(2)	—	—	—	—	—	—	—	180,000	17.76	1,274,472
	6/1/07(2)	—	—	—	—	—	—	30,000	—	—	497,400
Anthony J. Massetti	N/A	—	168,472	—	—	—	—	—	—	—	—
	6/1/07(3)	—	—	—	—	—	—	—	50,000	16.58	330,500
	6/1/07(3)	—	—	—	—	—	—	25,000	—	—	452,250

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements. For the assumptions and methodologies used to value the awards reported in Column (l), please see footnote (1) to the "Summary Compensation Table — Fiscal 2007 and 2008."

(2) This table reflects the grant of an option and RSU award to Mr. Benck in May 2007 and June 2007, respectively. As described below under "Potential Payments Upon Termination or Change in Control," a portion of each of these grants vested pursuant to Mr. Benck's employment agreement in connection with the termination of Mr. Benck's employment with the Company on March 14, 2008.

(3) These awards were forfeited upon termination of Mr. Massetti's employment on January 25, 2008.

Description of Plan-Based Awards

Each of the awards reported in the "Grants of Plan-Based Awards in Fiscal Year 2008" table above was granted under, and is subject to, the terms of the 2005 Plan.

Our Compensation Committee administers the 2005 Plan. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan document, are not made for value.

Generally, if a change in control of the Company occurs (as determined under the 2005 Plan), each named executive officer's outstanding awards granted under the plan will generally become fully vested and, in the case of options, exercisable, unless the Compensation Committee provides for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be canceled in exchange for the right to receive a cash payment in connection with the change in control transaction. In addition, Mr. Desai may be entitled to accelerated vesting of his outstanding equity-based awards upon a termination of employment in connection with a change in control of QLogic. The terms of this accelerated vesting are described below under "Potential Payments upon Termination or Change in Control."

Options

Each option reported in Column (j) of the "Grants of Plan-Based Awards in Fiscal Year 2008" table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date.

Each option granted to our named executive officers under the 2005 Plan in fiscal year 2008 is subject to a four-year vesting schedule, with 25% vesting on the first anniversary of the grant date, and 6.25% vesting every three months thereafter for the remaining three years. A portion of the option grant to Mr. Benck under his employment agreement vested upon termination of his employment. See "Potential Payments Upon Termination or Change in Control" below.

Once vested, each option granted to our named executive officers under the 2005 Plan will generally remain exercisable until its normal expiration date. Each of the options granted under the 2005 Plan to our named executive officers in fiscal year 2008 has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer's employment. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of the option will immediately terminate upon a termination of the named executive officer's employment. The named executive officer will generally have three months to exercise the vested portion of the option following a termination of his employment. This period is extended to twelve months if the termination was a result of the named executive officer's death or disability. For any termination by QLogic for cause, the option (whether vested or not) will terminate on the date of termination.

RSUs

Each RSU award identified in the "Grants of Plan-Based Awards in Fiscal Year 2008" table above was granted to our named executive officers under the 2005 Plan and is subject to a four-year vesting schedule, with twenty-five (25%) of the total number of RSUs vesting on each of the first, second, third and fourth anniversaries of the award date. A portion of the RSU grant to Mr. Benck under his employment agreement vested upon termination of his employment. See "Potential Payments Upon Termination or Change in Control" below.

Upon vesting, QLogic will deliver to the named executive officer a number of shares of common stock equal to the number of RSUs subject to the award that have vested on the applicable vesting date, minus any shares of common stock that may be withheld to satisfy the related tax withholding obligations. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of any RSU award will immediately terminate upon a termination of the named executive officer's employment.

Outstanding Equity Awards at End of Fiscal Year 2008

Unless otherwise set forth in the footnotes, the following tables present information regarding the outstanding equity awards held by each of our named executive officers at the end of fiscal year 2008, including the vesting schedules for the portions of these awards that had not vested as of that date.

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
H.K. Desai	44,369	—	—	2.34	6/18/08
	648,000	—	—	15.66	6/25/09
	400,000	—	—	26.03	11/1/09
	900,000	—	—	31.99	6/21/10
	500,000	—	—	27.48	6/13/11
	180,000	—	—	17.22	7/25/11
	180,000	—	—	24.17	1/24/12
	600,000	—	—	21.69	6/13/12
	187,500	—	—	19.91	3/20/13
	562,500	—	—	24.26	6/20/13
	225,000	—	—	25.05	9/22/13
	225,000	—	—	25.42	12/22/13
	225,000		—	20.51	3/22/14
	168,750	28,126(1)	—	14.28	6/4/14
	487,500	112,500(2)	—	12.25	8/24/14
	126,562	98,438(3)	—	16.48	12/5/15
	240,625	309,375(4)	—	18.00	5/15/16
	—	250,000(5)	—	16.58	6/1/17
Douglas D. Naylor	30,000	—	—	20.91	1/13/13
	3,000	—	—	25.05	9/22/13
	2,400	—	—	25.42	12/22/13
	2,480	—	—	20.51	3/22/14
	11,250	750(1)	—	14.28	6/4/14
	6,000	2,000(2)	—	12.25	8/24/14
	2,024	1,576(3)	—	16.48	12/5/15
	3,500	4,500(4)	—	18.00	5/15/16
	—	7,000(5)	—	16.58	6/1/17
Denis R. Maynard	160,000	—	—	21.69	6/13/12
	40,000	—	—	19.91	3/20/13
	40,000	—	—	24.26	6/20/13
	30,000	—	—	25.05	9/22/13
	36,000	—	—	25.42	12/22/13
	40,000	—	—	20.51	3/22/14
	6,250	6,250(1)	—	14.28	6/4/14
	—	17,500(2)	—	12.25	8/24/14
	19,124	14,876(3)	—	16.48	12/5/15
	24,062	30,938(4)	—	18.00	5/15/16
	—	35,000(5)	—	16.58	6/1/17

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Roger J. Klein	12,000	—	—	27.48	6/13/11
	900	—	—	17.22	7/25/11
	900	—	—	24.17	1/24/12
	20,000	—	—	21.69	6/13/12
	4,486	—	—	19.91	3/20/13
	18,000	—	—	24.26	6/20/13
	16,800	—	—	25.05	9/22/13
	18,000	—	—	25.42	12/22/13
	18,000	—	—	20.51	3/22/14
	15,000	2,500(1)	—	14.28	6/4/14
	35,500	7,500(2)	—	12.25	8/24/14
	9,000	7,000(3)	—	16.48	12/5/15
	13,125	16,875(4)	—	18.00	5/15/16
	—	40,000(5)	—	16.58	6/1/17
Jesse L. Parker	16,500	2,750(6)	—	13.70	5/10/14
	4,501	1,500(2)	—	12.25	8/24/14
	9,000	7,000(3)	—	16.48	12/5/15
	6,562	8,438(4)	—	18.00	5/15/16
	—	30,000(5)	—	16.58	6/1/17
Jeff W. Benck	45,000	—	—	17.76	6/14/08
Anthony J. Massetti	80,000	—	—	21.40	4/25/08
	14,000	—	—	19.91	4/25/08
	17,000	—	—	24.26	4/25/08
	17,000	—	—	25.05	4/25/08
	17,000	—	—	25.42	4/25/08
	18,750	—	—	20.51	4/25/08
	30,002	—	—	14.28	4/25/08
	20,000	—	—	16.48	4/25/08
	28,125	—	—	18.00	4/25/08

Stock Awards

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(g)	(h)	(i)	(j)
H.K. Desai	90,000(7)	1,379,700	—	—
	75,000(8)	1,149,750	—	—
Douglas D. Naylor	825(7)	12,647	—	—
	1,100(8)	16,863	—	—
Denis R. Maynard	9,000(7)	137,970	—	—
	12,000(8)	183,960	—	—
Roger J. Klein	4,875(7)	74,734	—	—
	9,000(8)	137,970	—	—
Jesse L. Parker	2,250(7)	34,493	—	—
	8,500(8)	130,305	—	—
Jeff W. Benck	—	—	—	—
Anthony J. Massetti	—	—	—	—

(1) The unvested portion of these awards is scheduled to vest in one installment on June 4, 2008.

(2) The unvested portion of these awards is scheduled to vest in two installments on May 24, 2008 and August 24, 2008.

(3) The unvested portion of these awards is scheduled to vest in seven quarterly installments, commencing on June 5, 2008.

(4) The unvested portion of these awards is scheduled to vest in nine quarterly installments, commencing on May 15, 2008.

(5) The unvested portion of these awards is scheduled to vest in thirteen quarterly installments, commencing on June 1, 2008.

(6) The unvested portion of this award is scheduled to vest in one installment on May 10, 2008.

(7) The unvested portion of these awards is scheduled to vest in three annual installments commencing June 1, 2008.

(8) The unvested portion of these awards is scheduled to vest in four annual installments commencing on June 1, 2008.

Option Exercises and Stock Vested — Fiscal Year 2008

The following table presents information regarding the exercise of stock options by named executive officers during fiscal year 2008 and the vesting during fiscal year 2008 of other stock awards previously granted to the named executive officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(2) (e)
H.K. Desai	—	—	30,000	497,400
Douglas D. Naylor	—	—	275	4,560
Denis R. Maynard	83,750	198,589	3,000	49,740
Roger J. Klein	—	—	1,625	26,943
Jesse L. Parker	—	—	750	12,435
Jeff W. Benck	—	—	7,500	117,300
Anthony J. Massetti	30,000	120,000	6,250	103,625

(1) The value realized upon exercise is the difference between the fair market value of QLogic's common stock at the time the stock options are exercised and the option exercise price, multiplied by the number of stock options exercised.

(2) The value realized on vesting is the closing market price of QLogic's common stock on the date that the RSUs vest (or if the markets are closed on the date that the RSUs vest, the closing market price of QLogic's common stock on the last day that the markets were open) multiplied by the number of RSUs that vest.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that may become payable or were paid to certain named executive officers in connection with a termination of their employment with QLogic and/or a change in control of QLogic. As prescribed by the SEC's disclosure rules, in calculating the amount of any potential payments to the named executive officer under the arrangement described below, we have assumed that the applicable triggering event (i.e., termination of employment and change in control of QLogic) occurred on the last business day of the 2008 fiscal year and that the price per share of our common stock is equal to the closing price as of that date. As described below, if the benefits payable to Mr. Desai in connection with a change in control would be subject to the excise tax imposed under Section 280G of the U.S. Internal Revenue Code of 1986 ("Section 280G"), QLogic will make an additional payment to the executive so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due. For purposes of calculating the Section 280G excise tax, we have assumed that the named executive officer's outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control.

H.K. Desai

QLogic has entered into a Change in Control Severance Agreement with Mr. Desai. In the event Mr. Desai's employment is terminated either by QLogic without "Cause" or by Mr. Desai for "Good Reason", in either case within 6 months before or 24 months after a "Change in Control" of QLogic (as those terms are defined in the agreement), Mr. Desai will be entitled to severance pay that includes (1) a lump sum cash payment equal to 2 times the sum of (a) Mr. Desai's base salary, plus (b) the greater of Mr. Desai's maximum annual bonus for the year in which the termination occurs or the highest annual bonus paid to Mr. Desai for any one of the three preceding fiscal years; (2) payment to cover the cost of the premiums charged to continue medical and dental coverage for Mr. Desai and his family members pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for a period of up to two years following the termination; and (3) should Mr. Desai's benefits be subject to the excise tax imposed under Section 280G, a gross-up payment to Mr. Desai so that the net amount of such severance payment (after taxes) received by Mr. Desai is sufficient to pay the excise tax due. In addition, Mr. Desai's equity-based awards, to the extent then outstanding and not otherwise vested, will generally become fully vested in connection with such a termination of employment. Mr. Desai's right to benefits under this agreement is subject to his executing a release of claims in favor of the Company upon the termination of his employment.

If Mr. Desai had terminated employment with us on March 30, 2008 under the circumstances described in the preceding paragraph, we estimate that he would have been entitled to a lump sum cash payment equal to $2,900,000. This amount is derived by multiplying 2 by the sum of $700,000, which represents Mr. Desai's annualized base salary rate in effect on March 30, 2008, and $750,000, which represents the greater of Mr. Desai's maximum annual bonus for fiscal year 2008 or the highest annual bonus paid to Mr. Desai for any one of the three preceding fiscal years. In addition, QLogic estimates that its cost in providing continued medical and dental coverage for Mr. Desai and his family members for two years would be $34,200. Mr. Desai would have been entitled to accelerated vesting of stock options with an aggregate value of $376,000 (based on the spread between the exercise price of the options and the closing stock price on March 28, 2008) and accelerated vesting of RSU awards with an aggregate value of $2,529,000 (based on the closing stock price on that date). QLogic estimates that the payment of the foregoing amounts to Mr. Desai would not have triggered excise taxes under Section 280G.

Jeff W. Benck

Pursuant to the employment agreement between QLogic and Mr. Benck described above and a related release agreement, in connection with the termination of Mr. Benck's employment on March 14, 2008 QLogic agreed to pay Mr. Benck severance pay (subject to certain conditions) that included (i) a lump sum payment of $650,770, (ii) vesting of options to purchase 45,000 shares and 7,500 restricted stock units, and (iii) a prorated bonus for fiscal year 2008 in the amount of $232,000. The options that vested upon termination of employment did not have any value as of March 14, 2008, as the exercise price of the options was greater than the closing stock price on March 14, 2008. The aggregate value of the restricted stock units that vested upon termination of employment (based on the closing stock price on March 14, 2008) was $117,300. Pursuant to the 2005 Plan, any unvested options and restricted stock units held by Mr. Benck on the date of termination of his employment (after giving effect to the vesting described above) were immediately forfeited. Upon termination of his employment Mr. Benck also became entitled to payments to cover the cost of COBRA premiums for him and his dependents through April 30, 2009. QLogic estimates that the monthly cost to pay Mr. Benck's COBRA premiums will be $1,437.

Anthony J. Massetti

In connection with the termination of Mr. Massetti's employment on January 25, 2008, the Board of Directors agreed to pay Mr. Massetti a prorated bonus for fiscal year 2008 in the amount of $160,000. Pursuant to the 2005 Plan, any unvested options and restricted stock units held by Mr. Massetti on the date of termination of his employment were immediately forfeited.

PROPOSAL TWO

AMENDMENTS TO THE QLOGIC CORPORATION 2005 PERFORMANCE INCENTIVE PLAN

General

At the Annual Meeting, stockholders will be asked to approve the following amendments to the QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), which were previously adopted by the Board of Directors, subject to stockholder approval:

- *Increase in Aggregate Share Limit.* The 2005 Plan currently limits the number of shares of our common stock that may be delivered pursuant to all awards granted under the 2005 Plan to 14,000,000 shares (plus shares that may become available on the termination of awards previously granted under our Stock Awards Plan as described below). The proposed amendments would increase this 14,000,000 share limit by an additional 4.5 million shares so that the new aggregate share limit for the 2005 Plan would be 18,500,000 shares.

- *Change in Share-Counting Procedures.* The 2005 Plan currently limits the number of shares of our common stock that may be delivered pursuant to so-called "full-value awards" (i.e. awards other than stock options and stock appreciation rights) granted under the 2005 Plan to 2,800,000 shares. The proposed amendments would replace the existing sub-limit on full-value awards with a formula under which any shares of our common stock issued in payment of full-value awards granted under the 2005 Plan after the 2008 Annual Meeting will be counted against the plan's share limit as 1.75 shares for every one share actually issued in payment of the award. For example, if 100 shares were issued as a stock bonus under the 2005 Plan, 175 shares would be charged against the plan's share limit. (See "Summary Description of the 2005 Performance Incentive Plan — *Authorized Shares; Limits on Awards*" below.)

- *Modification of Method for Calculating Director Grants.* As described above under the heading "Director Compensation — *Stock Awards*," the 2005 Plan currently provides for non-employee directors to receive automatic grants of restricted stock units and stock options upon their initial appointment or election to the Board of Directors and upon their reelection at the Annual Meeting each year. The proposed amendments would delete the automatic director grant provisions from the 2005 Plan, giving the Board or the Compensation Committee flexibility to establish the types of awards and grant levels for the non-employee directors under the 2005 Plan. See "Director Compensation — *Stock Awards*" above for a discussion of the new director grant program adopted by the Board of Directors for determining these annual award grants and the grants to be made, subject to stockholder approval of the 2005 Plan proposal, in conjunction with the 2008 Annual Meeting. The proposed amendments would also give the Board of Directors or the Compensation Committee authority to accelerate or modify the vesting schedules applicable to non-employee director grants under the 2005 Plan.

- *Extension of Performance-Based Award Feature.* One element of the 2005 Plan is the flexibility to grant certain performance-based awards designed to satisfy the requirements for deductibility of compensation under Section 162(m) of the U.S. Internal Revenue Code. These awards are referred to as "Performance-Based Awards" and are in addition to other awards, such as stock options and stock appreciation rights, expressly authorized under the 2005 Plan which may also qualify as performance-based compensation for Section 162(m) purposes. If stockholders approve this 2005 Plan proposal, the Performance-Based Award feature of the 2005 Plan will be extended through the first annual meeting of our stockholders that occurs in 2013 (this expiration time is earlier than the general expiration date of the 2005 Plan and is required under applicable tax rules). (*See* "Summary Description of the 2005 Performance Incentive Plan — *Performance-Based Awards*" below.)

The Board of Directors approved the foregoing amendments based, in part, on a belief that the number of shares of our common stock currently available under the 2005 Plan does not give us sufficient authority and flexibility to adequately provide for future incentives. In addition, our Board of Directors believes that it is appropriate to more closely align non-employee director compensation with the philosophy used in establishing compensation for our executive officers. The Board of Directors believes that these amendments would give us greater flexibility to structure future incentives and better attract, retain and reward key employees and other participants in the plan. If stockholders do not approve these amendments, the current share limits under, and other terms and conditions of, the 2005 Plan will continue in effect (including the current provisions for automatic director grants described below).

As of July 7, 2008, a total of 13,261,619 shares of our common stock were then subject to outstanding awards granted under the 2005 Plan, and 5,385,616 shares of the Company's common stock were then available for new award grants under the 2005 Plan. For all of the Company's equity incentive plans (including the 2005 Plan), as of July 7, 2008, a total of 28,443,977 shares of the Company's common stock were subject to outstanding options (with a weighted-average exercise price of $20.30 and a weighted-average remaining term of 5.83 years), and a total of 2,060,354 shares of the Company's common stock were subject to outstanding full-value awards. In each case, these numbers are calculated assuming that outstanding full-value awards subject to performance-based vesting requirements are ultimately paid out at target levels of performance. The Company's outstanding options generally may not be transferred to third parties for value and do not include dividend equivalent rights.

Summary Description of the 2005 Performance Incentive Plan

The following is a summary of the principal features of the 2005 Plan, as amended by the Board. This summary, however, does not purport to be a complete description of all of the provisions of the 2005 Plan and is qualified in its entirety by the full text of the attached amended and restated 2005 Plan, which has been filed as Exhibit A to the copy of this Proxy Statement that was filed electronically with the Securities and Exchange Commission and can be reviewed on the Securities and Exchange Commission's Web site at *http://www.sec.gov*. A copy of the amended and restated version of the 2005 Plan document may also be obtained without charge by writing the Secretary of the Company at our principal executive office. All numbers presented in the following description have been adjusted to reflect the March 2006 2-for-1 stock split.

Purpose. The purpose of the 2005 Plan is to promote the success of QLogic and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of QLogic. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration. Our Board of Directors or one or more committees appointed by our Board of Directors will administer the 2005 Plan. Our Board of Directors has delegated general administrative authority for the 2005 Plan to the Compensation Committee. A committee may delegate some or all of its authority with respect to the 2005 Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more of our officers. (The appropriate acting body, be it the Board of Directors, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the "Administrator").

The Administrator has broad authority under the 2005 Plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;
- to cancel, modify, or waive our rights with respect to, or modify, discontinue, suspend, or terminate, any or all outstanding awards, subject to any required consents;
- to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- subject to the other provisions of the 2005 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; and

- to allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law.

No Repricing. In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2005 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award.

Eligibility. Persons eligible to receive awards under the 2005 Plan include our officers, employees, directors and certain of our consultants and advisors. All of our officers and employees (including the named executive officers currently employed by us) are considered eligible under the 2005 Plan. Our seven non-employee directors are eligible only for automatic award grants under the 2005 Plan. Non-employee directors are not eligible for discretionary awards under the 2005 Plan. A summary of the material terms of the automatic award grants to non-employee directors can be found under the heading "Director Compensation — *Stock Awards*" in Proposal One above.

Authorized Shares; Limits on Awards. The maximum number of shares of our common stock that may be issued or transferred pursuant to awards under the 2005 Plan equals the sum of (i) 14,000,000 shares, plus (ii) the number of shares subject to stock option grants under the Stock Awards Plan and outstanding on August 23, 2005 (the date of the 2005 Annual Meeting) which expire, or for any reason are canceled or terminated, after August 23, 2005 without being exercised. No additional awards will be granted under the Stock Awards Plan. If the proposed amendments are approved by the stockholders, the number of shares of our common stock available for award grant purposes under the 2005 Plan will be increased by an additional 4.5 million shares.

The following other limits are also contained in the 2005 Plan:

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the 2005 Plan is 40,000,000 shares.

- The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual under the 2005 Plan is 4,000,000 shares.

- The 2005 Plan currently provides that the maximum number of shares that may be delivered pursuant to awards granted under the 2005 Plan that constitute "full-value awards" is 2,800,000 shares. For these purposes, "full-value awards" generally include all awards granted under the 2005 Plan other than grants of stock options and stock appreciation rights. If stockholders approve the proposed amendments, this sub-limit on full-value awards will be replaced by a formula under which any shares of our common stock issued in payment of full-value awards granted under the 2005 Plan after the 2008 Annual Meeting will be counted against the plan's share limit as 1.75 shares for every one share actually issued in payment of the award. For example, if 100 shares were issued as a stock bonus under the 2005 Plan, 175 shares would be charged against the plan's share limit.

- "Performance-Based Awards" under Section 5.2 of the 2005 Plan payable only in cash and not related to shares and granted to a participant in any one calendar year will not provide for payment of more than $5,000,000.

To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2005 Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the 2005 Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits with respect to such exercise.) Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2005 Plan will again be available for subsequent awards under the 2005 Plan. If the proposed amendments are approved by the stockholders, shares that are exchanged by a participant or withheld by the Company to pay the exercise price of an award granted under the 2005 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the 2005 Plan. The Company may not increase the applicable share limits of the 2005 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise). In addition, the 2005 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of QLogic through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2005 Plan.

Types of Awards. The 2005 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock, as well as cash bonus awards pursuant to Section 5.2 of the 2005 Plan. The 2005 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option generally may not be less than the fair market value of a share of our common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards under the 2005 Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2005 Plan. Incentive stock options may only be granted to our employees.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally cannot be less than the fair market value of a share of our common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The per share exercise price of an option or the per share base price of a stock appreciation right may, however, be less than the fair market value of a share of our common stock on the date of grant in the case of awards granted retroactively in tandem with or as a substitution for another award.

The other types of awards that may be granted under the 2005 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents, or similar rights to purchase or acquire shares, and cash awards granted consistent with Section 5.2 of the 2005 Plan as described in "*Performance-Based Awards*" below.

Performance-Based Awards. The Administrator may grant awards that are intended to be performance-based awards within the meaning of Section 162(m) of the U.S. Internal Revenue Code ("Performance-Based Awards"). Performance-Based Awards are in addition to any of the other types of awards that may be granted under the 2005 Plan (including options and stock appreciation rights which may also qualify as performance-based awards for Section 162(m) purposes). Performance-Based Awards may be in the form of restricted stock, performance stock, stock units, other rights, or cash bonus opportunities.

The vesting or payment of Performance-Based Awards (other than options or stock appreciation rights) will depend on the absolute or relative performance of QLogic on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. The Administrator must establish criteria and targets in advance of applicable deadlines under the U.S. Internal Revenue Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, the fair market value of a share of our common stock, or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets.

Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading *"Authorized Shares; Limits on Awards"* above). Before any Performance-Based Award (other than an option or stock appreciation right) is paid, the Administrator must certify that the performance target or targets have been satisfied. The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

Deferrals. The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Acceleration of Awards; Possible Early Termination of Awards. Generally, and subject to limited exceptions set forth in the 2005 Plan, if any person acquires more than 30% of the outstanding common stock or combined voting power of QLogic, if certain changes in a majority of our Board of Directors occur over a period of not longer than two years, if stockholders prior to a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction do not continue to own more than 50% of the voting securities of QLogic (or a successor or a parent) following such a transaction involving QLogic or any of its subsidiaries, if a sale or other disposition of all or substantially all of our assets or the acquisition of assets or stock of another entity by QLogic or any of its subsidiaries occurs, or if QLogic is dissolved or liquidated, then awards then-outstanding under the 2005 Plan may become fully vested or paid, as applicable, and may terminate or be terminated in such circumstances. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2005 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a change in control event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Transfer Restrictions. Subject to certain exceptions contained in Section 5.7 of the 2005 Plan, awards under the 2005 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws.

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2005 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority. The 2005 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

Termination of or Changes to the 2005 Plan. The Board of Directors may amend or terminate the 2005 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the U.S. Internal Revenue Code to preserve the intended tax consequences of the plan. For example, stockholder approval will be required for any amendment that proposes to increase the maximum number of shares that may be delivered with respect to awards granted under the 2005 Plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) Unless terminated earlier by the Board of Directors, the authority to grant new awards under the 2005 Plan will terminate on June 8, 2015. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Non-Employee Director Grant Program. The 2005 Plan currently provides for automatic award grants to non-employee directors upon their election or appointment to the Board of Directors and upon their reelection at each Annual Meeting of stockholders. If stockholders approve the proposed amendments, the annual grants to non-employee directors would be determined by reference to the equity compensation for non-employee directors of our peer group of companies, with grants being targeted at the 75th percentile of the peer group. The terms of the grant program for our non-employee directors are described in more detail under the heading "Director Compensation — *Stock Awards*" above.

Federal Income Tax Consequences of Awards under the 2005 Plan

The U.S. federal income tax consequences of the 2005 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2005 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

With respect to nonqualified stock options, we are generally entitled to deduct, and the participant recognizes, taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2005 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2005 Plan in connection with a "change in control" (as this term is used under the U.S. Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, we may not be permitted in certain circumstances to deduct the aggregate compensation in excess of $1,000,000 attributable to awards that are not "performance-based" within the meaning of Section 162(m) of the U.S. Internal Revenue Code.

Specific Benefits under the 2005 Performance Incentive Plan

Except as described under the heading "Director Compensation — *Stock Awards*" above with respect to the grants to be made under the new director grant program for the 2008 Annual Meeting, the Company has not approved any awards that are conditioned upon stockholder approval of the proposed amendments to the 2005 Plan. The Company is not currently considering any other specific award grants under the 2005 Plan. If the proposed amendments to the 2005 Plan had been in effect in fiscal year 2008, the Company expects that its award grants for fiscal year 2008 would not have been substantially different from those actually made in that year under the 2005 Plan. For information regarding stock-based awards granted to the Company's named executive officers during fiscal year 2008, see the "Grants of Plan-Based Awards in Fiscal Year 2008" table above.

The closing market price for a share of the Company's common stock as of July 7, 2008 was $14.27 per share.

Aggregate Past Grants Under the 2005 Plan

As of July 7, 2008, awards covering 16,935,767 shares of our common stock had been granted under the 2005 Plan. The following table shows information regarding the distribution of those awards among the persons and groups identified below, option exercises and restricted stock unit vesting prior to and option and unvested restricted stock unit holdings as of that date.

	Stock Options				Restricted Stock Units		
			Number of Shares Underlying Options as of July 7, 2008				
Name and Position	Number of Shares Subject to Past Option Grants	Number of Shares Acquired on Exercise	Exercisable	Unexercisable	Number of Restricted Stock Units Subject to Past Grants	Number of Units Vested as of July 7, 2008	Number of Units Outstanding and Unvested as of July 7, 2008
Executive Group:							
H.K. Desai Chairman of the Board and Chief Executive Officer	1,395,000	—	478,124	916,876	270,000	78,750	191,250
Douglas D. Naylor Vice President, Finance	43,600	—	8,000	35,600	8,200	825	7,375
Dennis R. Maynard Former Senior Vice President, Worldwide Sales and Support	124,000	—	57,500	66,500	24,000	9,000	15,000
Roger J. Klein Vice President and General Manager, Host Solutions Group	192,000	—	35,000	157,000	35,500	5,500	30,000
Jesse L. Parker Vice President and General Manager, Network Solutions Group	123,000	—	25,000	98,000	23,500	3,625	19,875
Jeff W. Benck Former President and Chief Operating Officer	180,000	—	—	—	30,000	7,500	—
Anthony J. Massetti Former Senior Vice President and Chief Financial Officer	165,000	20,000	—	—	100,000	6,250	—
All current Executive Officers, as a Group (5 persons):	1,934,000	—	595,624	1,338,376	373,000	96,875	276,125
Non-Executive Director Group:							
Joel S. Birnbaum	52,660	—	19,107	33,553	6,000	1,000	5,000
Larry R. Carter	72,000	—	32,001	39,999	6,000	1,000	5,000
James R. Fiebiger	72,000	—	32,001	39,999	6,000	1,000	5,000
Balakrishnan S. Iyer	72,000	—	32,001	39,999	6,000	1,000	5,000
Kathryn B. Lewis	50,000	—	—	50,000	—	—	—
Carol L. Miltner	72,000	—	32,001	39,999	6,000	1,000	5,000
George D. Wells	72,000	—	32,001	39,999	6,000	1,000	5,000
Total for Non-Executive Director Group:	462,660	—	179,112	283,548	36,000	6,000	30,000
Each other person who has received 5% or more of the options, warrants or rights under the 2005 Plan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
All employees, including all current officers who are not executive officers or directors, as a group	11,830,353	116,166	2,313,640	6,490,965	2,299,754	372,590	1,575,569
Total	14,227,013	116,166	3,088,376	8,112,889	2,708,754	475,465	1,881,694

Mr. Desai and each of the non-executive directors identified above is a nominee for reelection as a director at the 2008 Annual Meeting, except for Ms. Miltner and Mr. Carter, who have chosen not to stand for reelection.

Vote Required for Approval of the Amendments to the 2005 Performance Incentive Plan

The Board of Directors believes that the adoption of the amendments to the 2005 Plan will promote the interests of QLogic and its stockholders and will help us continue to be able to attract, retain and reward persons important to our success.

All members of the Board of Directors are eligible for awards under the 2005 Plan and thus have a personal interest in the approval of the Amendment to the 2005 Plan.

Approval of the amendments to the 2005 Plan requires the affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AMENDMENTS TO THE 2005 PERFORMANCE INCENTIVE PLAN AS DESCRIBED ABOVE AND SET FORTH IN THE AMENDED AND RESTATED QLOGIC CORPORATION 2005 PERFORMANCE INCENTIVE PLAN (WHICH IS AVAILABLE AS DESCRIBED IN THE FIRST PARAGRAPH UNDER "SUMMARY DESCRIPTION OF THE 2005 PERFORMANCE INCENTIVE PLAN" ABOVE).

PROPOSAL THREE

AMENDMENTS TO THE QLOGIC CORPORATION 1998 EMPLOYEE STOCK PURCHASE PLAN

We are asking you to approve certain amendments to our 1998 Employee Stock Purchase Plan, as amended (the "ESPP"). On May 22, 2008, the Board approved an amended and restated version of the ESPP that reflects, among other things, the following amendments which are subject to stockholder approval of this proposal:

- *Increase in Aggregate Share Limit.* The amended and restated version of the ESPP would increase the number of shares of our common stock available for issuance under the ESPP by an additional 1,200,000 shares.
- *Extension of the Plan Term.* The amended and restated version of the ESPP would extend the term of the plan until December 31, 2018.

The Board of Directors believes these amendments are necessary to help ensure a sufficient reserve of common stock remains available for issuance under the ESPP to allow us to continue to utilize equity incentives to attract and retain the services of key individuals essential to our long-term growth and financial success. If stockholders do not approve the ESPP proposal, the existing share limit for the ESPP will remain in effect, and the ESPP will terminate on December 31, 2008.

Summary Description of the 1998 Employee Stock Purchase Plan

The following is a summary of the principal features of the ESPP, as amended by the Board through May 22, 2008. This summary, however, does not purport to be a complete description of all of the provisions of the ESPP and is qualified in its entirety by the full text of the attached amended and restated ESPP, which has been filed as Exhibit B to the copy of this Proxy Statement that was filed electronically with the Securities and Exchange Commission and can be reviewed on the Securities and Exchange Commission's Web site at *http://www.sec.gov.* A copy of the amended and restated version of the ESPP document may also be obtained without charge by writing the Secretary of the Company at our principal executive office. All numbers presented in the following description have been adjusted to reflect the March 2006 2-for-1 stock split.

Overview. The ESPP was initially established on April 9, 1998 and was approved by our stockholders on August 27, 1998. The ESPP was amended and restated in its entirety, effective as of June 9, 2005, and again on May 22, 2008. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code. It provides each of our eligible employees with an opportunity to purchase shares of common stock through accumulated payroll deductions in each purchase period in which he or she participates.

Offering Periods and Purchase Dates. Shares of common stock are offered under the ESPP through a series of 3-month offering periods. When an eligible employee elects to join an offering period, he or she is granted a purchase right to acquire shares of common stock on the last day of each 3-month offering period. On the purchase date, all payroll deductions collected from the participant are automatically applied to the purchase of common stock, subject to certain limitations.

The price paid for the purchase of stock is 85% of the lower of (a) the fair market value of our common stock at the beginning of the offering period or (b) the fair market value of our common stock at the end of the offering period. On July 7, 2008, the closing price of our common stock as reported on The NASDAQ Stock Market was $14.27.

Participants in the ESPP generally may not accrue rights to purchase stock under all employee stock purchase plans (as described in Section 423 of the U.S. Internal Revenue Code) of the Company and its subsidiaries at a rate exceeding $25,000 (based on the fair market value of the stock at the beginning of the applicable offering period) for each calendar year in which the purchase right is outstanding. In addition, an employee will not be permitted to purchase more than 10,000 shares during any calendar year.

Currently, a maximum of 4,800,000 shares of our common stock may be delivered pursuant to purchase rights granted under the ESPP. If stockholders approve the ESPP proposal, this share limit will be increased to 6,000,000 shares (an increase of 1,200,000 shares). This share limit is subject to customary adjustments in the case of stock splits, reorganizations, mergers and other similar unusual or extraordinary corporate events. As of July 7, 2008, 1,885,465 shares remained available for issuance under the ESPP.

Eligibility and Participation. All persons who are employed by the Company or designated subsidiaries on a given enrollment date, including officers and employee directors, and who are customarily employed by the Company for at least 20 hours per week and more than 5 months per calendar year are eligible to participate in the ESPP. An eligible employee may become a participant by completing a stock purchase agreement authorizing payroll deductions and filing it with the Company's payroll office prior to the applicable enrollment date. Payroll deductions are generally limited to 10% of each participant's compensation, and a participant generally may elect to increase, decrease or terminate his or her contributions one time during an offering period. Participation ends automatically on termination of employment.

Approximately 900 employees, including officers and employee directors, are eligible to participate in the ESPP. No employee can participate in the ESPP if after entering the offering period, he or she would be deemed to own stock of the Company possessing more than five percent of the total combined voting power of all of the Company's outstanding stock.

Transfer Restrictions. A participant's rights with respect to purchase rights under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration, Amendment and Termination of the Plan. The ESPP is administered by the Board of Directors or by a committee appointed by the Board of Directors. Currently, the Compensation Committee administers the ESPP. The Board of Directors may at any time and for any reason terminate or amend the ESPP. Except as provided in the ESPP, no termination can affect purchase rights previously granted, nor may any amendment make any change in any purchase right already granted which adversely affects the rights of any participant. Stockholder approval may be required for certain amendments in order to comply with the federal securities or tax laws, or any other applicable law or regulation. Unless terminated sooner, the ESPP will terminate on December 31, 2018 if the proposed amendments are approved by the stockholders.

Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of the ESPP and does not attempt to describe all possible federal or other tax consequences of particular or unique circumstances. State, local and foreign tax treatment, which is also not described below, may vary from the U.S. federal income tax treatment. All eligible employees are advised to consult their own tax advisors concerning the tax implications of participating in the ESPP and of selling stock acquired under the ESPP.

• Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP purchase rights. The Company will have no tax deduction with respect to either of those events.

The tax consequences of a disposition of shares acquired under the ESPP vary depending on the period of time such stock is held before its disposition. If a participant disposes of shares within two years after the beginning of the offering period in which the shares are acquired or within one year after the purchase date on which the shares are acquired (a "disqualifying disposition"), the participant recognizes ordinary income in the year of disposition in an amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price. Any additional gain or resulting loss recognized by the participant from the disposition of the shares will receive capital gain or loss treatment.

If the participant disposes of shares more than two years after his or her entry date into the offering period in which the shares are acquired and more than one year after the purchase date on which the shares are acquired, the participant recognizes ordinary income in the year of disposition in an amount equal to the lesser of (a) the amount by which the fair market value of the shares on the date of disposition exceeded the purchase price and (b) the amount by which the fair market value of the shares on the first date of the offering period exceeded the purchase price. Any additional gain recognized by the participant on the disposition of the shares is a capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there is no ordinary income, and the loss recognized is a capital loss.

A capital gain or loss will generally be long-term if the participant holds the shares for more than 12 months and short-term if the participant holds the shares for 12 months or less.

If the participant disposes of the shares in a disqualifying disposition, the Company will generally be entitled to a deduction equal to the amount of ordinary income recognized by the participant as a result of the disposition, except to the extent such deduction is limited by applicable provisions of the U.S. Internal Revenue Code or the regulations thereunder. In all other cases, no deduction is allowed by the Company.

New Plan Benefits

Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the ESPP are not determinable. If the amended and restated version of the ESPP had been in effect for fiscal year 2008, we do not expect that the number of shares purchased by participants in the plan during that year would have been materially different than the number of shares purchased as set forth in the table below.

As of July 7, 2008, 2,914,535 shares of our common stock had been purchased under the ESPP. The following number of shares have been purchased by the persons and groups identified below:

Aggregate Past Purchases Under the 1998 Employee Stock Purchase Plan

Name and Position	Aggregate Number of Shares Purchased Under the Plan in Fiscal Year 2008	Aggregate Number of Shares Purchased Under the Plan in All Completed Purchase Periods
Executive Group:		
H.K. Desai Chairman of the Board and Chief Executive Officer	1,627	15,202
Douglas D. Naylor Vice President, Finance	1,513	7,207
Dennis R. Maynard Former Senior Vice President, Worldwide Sales and Support	0	1,126
Roger J. Klein Vice President and General Manager, Host Solutions Group	793	1,209
Jesse L. Parker Vice President and General Manager, Network Solutions Group	0	3,701
Jeff W. Benck Former President and Chief Operating Officer	2,428	2,428
Anthony J. Massetti Former Senior Vice President and Chief Financial Officer	794	7,410
All current Executive Officers, as a Group (5 persons):	2,420	21,238
Non-Executive Director Group:		
Joel S. Birnbaum	0	0
Larry R. Carter	0	0
James R. Fiebiger	0	0
Balakrishnan S. Iyer	0	0
Kathryn B. Lewis	0	0
Carol L. Miltner	0	0
George D. Wells	0	0
Total for Non-Executive Director Group	0	0
All employees, including all current officers who are not executive officers or directors, as a group	498,559	2,893,297
Total	500,979	2,914,535

H.K. Desai and each of the non-executive directors identified above is a nominee for re-election as a director at the 2008 Annual Meeting, except for Ms. Miltner and Mr. Carter, who have chosen not to stand for reelection.

Vote Required for Approval of the Amendments to the 1998 Employee Stock Purchase Plan

The Board of Directors believes that the approval of the proposed amendments to the 1998 Employee Stock Purchase Plan will promote the interests of QLogic and its stockholders and will help us continue to be able to attract, retain and reward persons important to our success.

Approval of the proposed amendments to the 1998 Employee Stock Purchase Plan requires the affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENTS TO THE 1998 EMPLOYEE STOCK PURCHASE PLAN, AS DESCRIBED ABOVE AND SET FORTH IN THE AMENDED AND RESTATED QLOGIC CORPORATION 1998 EMPLOYEE STOCK PURCHASE PLAN (WHICH IS AVAILABLE AS DESCRIBED IN THE FIRST PARAGRAPH UNDER "SUMMARY DESCRIPTION OF THE 1998 EMPLOYEE STOCK PURCHASE PLAN" ABOVE).

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed KPMG LLP to serve as our independent auditors for fiscal year 2009. KPMG LLP has served as our independent auditors since our inception. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Vote Required for Approval of Proposal Four

This matter is not required to be submitted for stockholder approval, but the Board of Directors, as a matter of good corporate practice, has elected to seek ratification of the appointment of KPMG LLP as our independent auditors for fiscal year 2009 by seeking the affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2009.

If the appointment is not ratified, the Audit Committee will consider whether it should select other independent auditors.

PRINCIPAL ACCOUNTANTS' FEES

In connection with the audit of the financial statements for the fiscal year ended March 30, 2008, QLogic entered into an engagement letter with KPMG LLP which set forth the terms by which KPMG would perform audit services for us. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages.

For the fiscal years ended March 30, 2008 and April 1, 2007, we incurred fees for services rendered by KPMG LLP in the following amounts:

	Fiscal Year 2008	Fiscal Year 2007
Audit Fees	$1,369,000	$1,151,000
Audit-Related Fees	—	95,000
Tax Fees	45,000	34,000
All Other Fees	—	—

Audit-Related Fees in fiscal year 2007 consist primarily of costs associated with due diligence assistance related to one acquisition.

Tax Fees in fiscal years 2008 and 2007 consist of tax compliance and consulting, including international tax advice.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent auditors. The policy provides that KPMG LLP is required to seek pre-approval by the Audit Committee (or a designated member of the committee) of all tax and other non-audit related services by providing a description of the services to be performed and specific fee estimates for each such service. In fiscal year 2008, all fees of KPMG LLP were pre-approved by the Audit Committee.

The Audit Committee has concluded that the performance by KPMG LLP of the above non-audit services is compatible with maintaining the independence of KPMG LLP.

AUDIT COMMITTEE REPORT

Management has primary responsibility for the Company's financial statements and financial reporting process, including the Company's system of internal accounting controls. The independent auditors are responsible for auditing the Company's financial statements. The Audit Committee monitors the Company's financial reporting processes and systems of internal accounting controls, the independence and performance of the independent auditors and the performance of the internal auditors.

The Audit Committee has reviewed the Company's audited consolidated financial statements and discussed such statements with management and the independent auditors. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has discussed with the independent auditors their evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the independent auditors in accordance with regulations of the Securities and Exchange Commission and standards of the Public Company Accounting Oversight Board, the American Institute of Certified Public Accountants and the Independence Standards Board.

The Audit Committee also received from the independent auditors written disclosures and a letter describing any relationships with the Company that may bear on the auditors' independence and has discussed with the independent auditors their independence from the Company and its management. When evaluating independence, the Audit Committee considered whether the services of the independent auditors to the Company beyond those rendered in connection with its audit and review of the Company's consolidated financial statements were compatible with maintaining its independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the independent auditors for audit and non-audit services.

Based on the review and discussions noted above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 30, 2008, for filing with the Securities and Exchange Commission.

Each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market, and is an "audit committee financial expert" as defined by rules adopted by the Securities and Exchange Commission.

The Audit Committee

Balakrishnan S. Iyer, Chair
Larry R. Carter
George D. Wells

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

RELATED PERSON TRANSACTIONS AND PROCEDURES

The Audit Committee of the Board has the responsibility to review and discuss with management and approve any transactions or courses of dealing with related parties, which includes any transaction in which (i) the amount exceeds $120,000, (ii) the Company is, was or is proposed to be a participant and (iii) such person or such person's immediate family members has, had or may have a direct or indirect material interest (a "Related Person Transaction"). During this process, Related Person Transactions are disclosed to all Board members. The Audit Committee intends to approve only those Related Person Transactions that are in the best interests of the Company and our stockholders. Other than as described below, during fiscal year 2008 there were no transactions or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest as defined by SEC rules and regulations.

Mr. Carter, a member of the Company's Board of Directors and Audit Committee, is Senior Vice President, Office of the President, of Cisco Systems, Inc. The Company has entered into various ordinary course of business transactions with Cisco, including the licensing of technology and sale of products to Cisco. In addition, the Company purchases Cisco products for use in supporting the Company's information technology infrastructure, and Cisco is a competitor of ours in certain limited markets. The Audit Committee periodically reviews the scope of the Company's relationship with Cisco. Based on the amount and nature of the transactions conducted with Cisco, as well as Mr. Carter's interest in such transactions, the Audit Committee has concluded that Mr. Carter has no material direct or indirect interest in such transactions and that his independence has not been impaired by such ongoing business relationships.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10% of our common stock to file various reports with the Securities and Exchange Commission and the National Association of Securities Dealers concerning their ownership and changes in ownership of our securities. Copies of these filings must be furnished to us. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during our fiscal year 2008, our directors, executive officers and 10% beneficial owners have complied with all Section 16(a) filing requirements.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain the following equity compensation plans:

- QLogic Corporation 2005 Performance Incentive Plan
- QLogic Corporation 1998 Employee Stock Purchase Plan
- QLogic Corporation Stock Awards Plan
- QLogic Corporation Non-Employee Director Stock Option Plan

Each of the plans identified above was approved by our stockholders. Although there are outstanding equity-based awards under the QLogic Corporation Stock Awards Plan and the QLogic Corporation Non-Employee Director Stock Option Plan, we are no longer authorized to issue new equity-based awards under either of these plans.

The following table sets forth, for these plans and other stock option grants, the number of shares of our common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of March 30, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights as of March 30, 2008	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans as of March 30, 2008 (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	26,839,721(1)	$20.76(2)	11,262,158(3)
Equity compensation plans not approved by security holders	—	—	—
Total	26,839,721	$20.76	11,262,158

(1) Of these shares, 25,567,146 were subject to outstanding stock options and 1,272,575 were subject to outstanding awards of restricted stock units. This number does not include options outstanding under the ESPP for the offering period in progress on March 30, 2008 as the number of shares subject to those options is indeterminable until the end of the offering period. This number also does not include options to purchase an aggregate of 511,974 shares, at a weighted-average exercise price of $29.57, granted under plans assumed by the Company in connection with certain acquisition transactions. No additional awards may be granted under these assumed plans.

(2) This calculation does not reflect options outstanding under the ESPP for the offering period in progress on March 30, 2008 as the exercise price of those options is not determinable until the end of the offering period and does not reflect the then-outstanding restricted stock units.

(3) Of these shares, 9,278,063 were available for additional award grants under the 2005 Plan and 1,984,095 were available for additional purchases under the ESPP. The shares available for awards under the 2005 Plan are, subject to certain other limits of the 2005 Plan, generally available for any type of award authorized under the 2005 Plan including stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, deferred stock awards, performance unit awards and other stock-based awards.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for action at our 2009 Annual Meeting of Stockholders and include it in our proxy statement with respect to that meeting should arrange for the proposal to be delivered to us at our principal place of business no later than March 26, 2009, which is 120 calendar days prior to the anniversary of the mailing date of this year's proxy statement, in order to be considered for possible inclusion in the proxy statement for that meeting. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of proposals in our proxy statement for our 2009 Annual Meeting of Stockholders is instead a reasonable time before we begin to print and mail the proxy materials for that meeting. Matters pertaining to such proposals, including the number and length, eligibility of persons entitled to have such proposals included, and other aspects, are regulated by the Securities Exchange Act of 1934, as amended, rules and regulations of the Securities and Exchange Commission, other laws and regulations, and our Bylaws, to which interested persons should refer. You may obtain a complete copy of our Bylaws without charge by submitting a written request to our Secretary at our principal executive office. Stockholders wishing to submit for consideration a possible board candidate should follow the procedures set forth under "Board of Directors — Committees — *The Nominating and Governance Committee*".

If a stockholder wishes to present a proposal at our 2009 Annual Meeting of Stockholders and the proposal is not intended to be included in the proxy statement relating to such meeting, we must receive a written notice of the proposal no later than 60 nor more than 90 days prior to the date of the Annual Meeting; provided, however, that in the event that the first public disclosure of the date of such Annual Meeting is made less than 70 days prior to the date of such meeting, proposals must be received not later than the close of business on the tenth day following the day on which such public disclosure was first made (the "Bylaw Deadline"). The written notice must contain the additional information required by our Bylaws. If you give notice of such a proposal after the Bylaw Deadline, you may not be permitted to present the proposal to the stockholders for a vote at the meeting.

Rules of the Securities and Exchange Commission also establish a different deadline for submission of stockholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting, which is June 9, 2009 for our 2009 Annual Meeting of Stockholders (the "Discretionary Vote Deadline"). If you give notice of such a proposal after June 9, 2009, the proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2009 Annual Meeting of Stockholders. Because the Bylaw Deadline is not capable of being determined until we publicly announce the date for our 2009 Annual Meeting of Stockholders, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at our 2009 Annual Meeting of Stockholders, and we believe that the proxy holders would be allowed to use the discretionary authority granted by the proxy card to vote against the proposal at the meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

ANNUAL REPORT TO STOCKHOLDERS

Our Annual Report on Form 10-K for the fiscal year ended March 30, 2008, including our audited consolidated financial statements and financial statement schedule, was mailed to our stockholders with this Proxy Statement. Upon request, we will provide you with an additional copy of our Annual Report on Form 10-K for fiscal year 2008. You should send your written requests to our Secretary, at QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. This Proxy Statement and the Company's Annual Report on Form 10-K for the year ended March 30, 2008 are also available at the Company's website at *http://ir.qlogic.com* and from the Securities and Exchange Commission website, *http://www.sec.gov*.

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that the broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company's agent, Broadridge, if you hold registered shares. You can notify Broadridge by sending a written request to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or by calling Broadridge at (800) 542-1061.

OTHER MATTERS

We have not received notice of and do not expect any matters to be presented for a vote at the meeting, other than the proposals described in this proxy statement. If you grant a proxy, the person(s) named as proxy holder, or their nominee or substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason, any of our nominees for director are not available, the proxy holder will vote your proxy for such other candidate or candidates nominated by the Board of Directors.

By Order of the Board of Directors



Michael L. Hawkins
Secretary

Aliso Viejo, California
July 24, 2008

STOCKHOLDERS ARE URGED TO SPECIFY THEIR CHOICES AND TO DATE, SIGN, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

Annual Report on Form 10-K for the Fiscal Year Ended March 30, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year ended March 30, 2008

Commission File No. 0-23298

QLogic Corporation
(Exact name of registrant as specified in its charter)

Delaware	**33-0537669**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
26650 Aliso Viejo Parkway **Aliso Viejo, California**	**92656**
(Address of principal executive offices)	*(Zip Code)*

(949) 389-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant on September 28, 2007 was $1,873,806,495 (based on the closing price for shares of the Registrant's common stock as reported by The NASDAQ Stock Market on such date).

As of May 15, 2008, 132,565,262 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the Registrant's 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K where indicated.

PART I

Item 1. *Business*

Introduction

QLogic Corporation was organized as a Delaware corporation in 1992. Our principal executive offices are located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, and our telephone number at that location is (949) 389-6000. Our Internet address is www.qlogic.com. The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendment to these reports, that we file with the Securities and Exchange Commission (SEC) are available free of charge on our website as soon as reasonably practicable after those reports are electronically filed with the SEC. On November 4, 2005, we completed the sale of our hard disk drive controller and tape drive controller business. On November 8, 2005, we completed the acquisition of the assets of Troika Networks, Inc. (Troika); on April 3, 2006, we completed the acquisition of PathScale, Inc. (PathScale); and on November 1, 2006, we completed the acquisition of SilverStorm Technologies, Inc. (SilverStorm).

Unless the context indicates otherwise, "we," "our," "us," "QLogic" and the "Company" each refer to QLogic Corporation and its subsidiaries.

All references to years refer to our fiscal years ended March 30, 2008, April 1, 2007 and April 2, 2006, as applicable, unless calendar years are specified. All references to share and per share data have been adjusted to reflect the effects of our stock split in March 2006.

Overview

We are a supplier of high performance storage networking solutions and network infrastructure solutions, which are sold primarily to original equipment manufacturers, or OEMs, and distributors. We produce Fibre Channel and Internet Small Computer Systems Interface, or iSCSI, host bus adapters, or HBAs; and InfiniBand® host channel adapters, or HCAs. We are also a supplier of Fibre Channel switches, including core, blade and stackable switches; InfiniBand switches, including edge fabric switches and multi-protocol fabric directors; and storage routers for bridging Fibre Channel and iSCSI networks. Finally, we supply enclosure management and baseboard management products. All of these solutions address the storage area network, or SAN, or server fabric connectivity infrastructure requirements of small, medium and large enterprises. Our products based on Infiniband technology are designed for the emerging high performance computing, or HPC, environments.

Customers, Markets and Applications

Our customers rely on our SAN infrastructure and server fabric infrastructure technology to deliver solutions to information technology professionals in virtually every business sector.

Our products are found primarily in server, workstation and storage subsystem solutions that are used by small, medium and large enterprises with critical business data requirements. The business applications that drive requirements for our high performance interconnect infrastructure include:

- Data warehousing, data mining and online transaction processing;
- Media-rich environments such as film/video, broadcast, medical imaging, computer-aided design, or CAD, and computer-aided manufacturing, or CAM;
- Server clustering, high-speed backup and data replication; and
- Research and scientific applications.

Our products are incorporated in solutions from a number of OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Hitachi Data Systems, Hewlett-Packard Company, International Business Machines Corporation, Network Appliance, Inc., Sun Microsystems, Inc. and many others. For information regarding our major customers, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

Our SAN Solutions

Our ability to serve the storage industry stems from our broad product line of SAN infrastructure solutions. On the server side of the SAN, we provide Fibre Channel and iSCSI HBAs. Connecting servers to storage, we provide the network infrastructure with a broad line of Fibre Channel switches, including core, blade and stackable switches. In addition, we provide storage routers for bridging Fibre Channel and iSCSI networks and certain enclosure management and baseboard management products.

We have focused on providing our customers with solutions that are pre-tested and easy to install and, as a result, are designed to significantly reduce the critical implementation and time-to-market effort for OEMs. Today, our SAN infrastructure components are found in solutions from many major server and storage OEMs worldwide.

Our Server Fabric Solutions

Our server fabric solutions are based on InfiniBand technology. InfiniBand is a high performance, low-latency, server area fabric interconnect. Our ability to successfully address the requirements of server vendors targeting HPC environments is enhanced by our experience and success addressing the server to storage connectivity demands of these same customers. Our InfiniBand products, including HCAs, edge fabric switches and multi-protocol fabric directors, provide high performance interconnect fabric solutions for cluster and grid computing networks.

Sales and Marketing

Our products are marketed and sold primarily to OEMs by our internal sales team supported by field sales and systems engineering personnel. In addition, we sell our products through a network of regional and international distributors.

In domestic and in certain international markets, we maintain both a sales force to serve our large OEM customers and distributors that are focused on medium-sized and emerging accounts. We maintain a focused business development and outbound marketing organization to assist, train and equip the sales organizations of our major OEM customers and their respective reseller organizations and partners. We maintain sales offices in the United States and various international locations. For information regarding revenue by geographic area, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

We work with our large storage subsystem and computer system OEM customers during their design cycles. We support these customers with pre-sales system design support and services, as well as training classes and seminars conducted both in the field and from our worldwide offices.

Our sales efforts are focused on establishing and developing long-term relationships with our OEM customers. The sales cycle typically begins with the identification of an OEM's requirement that could be potentially fulfilled with an existing QLogic product or a product based on a new technology. The cycle continues with technical and sales collaboration with the OEM and if successful, leads to one of our product designs being selected as a component in a potential customer's computer system or data storage peripheral. We then work closely with the customer to integrate our products with the customer's current and next generation products or platforms. This cycle, from opportunity identification to shipment, typically ranges from six to twenty-four months.

In addition to sales and marketing efforts, we actively participate with industry organizations relating to the development and acceptance of industry standards. We collaborate with peer companies through open standards bodies, cooperative testing and certifications. To ensure and promote multi-vendor interoperation, we maintain interoperability certification programs and testing laboratories.

Engineering and Development

Our industry is subject to rapid and regular technological change. Our ability to compete depends upon our ability to continually design, develop and introduce new products that take advantage of market opportunities and address emerging standards. Our strategy is to leverage our substantial base of architectural and systems expertise to address a broad range of input/output, or I/O, SAN and server fabric solutions.

We are engaged in the design and development of Fibre Channel HBAs, switches and I/O controllers, as well as iSCSI HBAs and I/O controllers. We also design and develop InfiniBand-based HCAs and switches for server fabric environments; and storage routers for bridging Fibre Channel and iSCSI networks. We are also developing solutions based on Fibre Channel over Ethernet technology.

We continue to invest in engineering and development to expand our capabilities to address the emerging technologies in the rapid evolution of storage networks and server fabrics. During fiscal 2008, 2007 and 2006, we incurred engineering and development expenses of $134.7 million, $135.3 million, and $89.8 million, respectively.

Backlog

A substantial portion of our sales with OEM customers are transacted through hub arrangements whereby our products are purchased on a just-in-time basis and fulfilled from warehouse facilities, or hubs, in proximity to the facilities of our customers or their contract manufacturers. Our sales are made primarily pursuant to purchase orders, including blanket purchase orders for hub arrangements. Because of the hub arrangements with our customers and industry practice that allows customers to cancel or change orders with limited advance notice, we believe that backlog at any particular date is not a reliable indicator of our future revenue levels and is not material to understanding our business.

Competition

The markets for SAN and server fabric infrastructure components are highly competitive and characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. We believe the principal competitive factors in our industry include:

- time-to-market;
- product quality, reliability and performance;
- price;
- new product innovation;
- customer relationships;
- design capabilities;
- customer service and technical support; and
- interoperability of components in the SAN and server fabric infrastructure.

While we expect competition to continue to increase and evolve, we believe that we compete effectively with respect to each of these factors.

Due to the broad array of components required in the SAN and server fabric infrastructure, we compete with several companies. In the Fibre Channel HBA market, our primary competitor is Emulex Corporation. In the iSCSI HBA market, our primary competitor is Broadcom Corporation and we also compete with companies offering software initiator solutions. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. In the InfiniBand HCA and switch markets, we compete primarily with Voltaire Ltd., Cisco Systems, Inc. and Mellanox Technologies, Ltd.

Manufacturing

We use outside suppliers and foundries to manufacture our products. This approach allows us to avoid the high costs of owning, operating, maintaining and upgrading wafer fabrication and assembly facilities. As a result, we focus our resources on product design and development, quality assurance, sales and marketing, and supply chain management. Prior to the sale of our products, final tests are performed to ensure quality. Product test, customer-specific configuration and product localization are completed by third-party service providers or by us. We also provide fabrication process reliability tests and conduct failure analysis to confirm the integrity of our quality assurance procedures.

Our semiconductors are currently manufactured by a number of domestic and offshore foundries. Our semiconductor suppliers include International Business Machines Corporation, LSI Corporation, Samsung Semiconductor, Inc. and Taiwan Semiconductor Manufacturing Company. Most of the application specific integrated circuits, or ASIC, used in our products are manufactured using 0.18, 0.13 or 0.09 micron process technology. Newer technologies using 65 nanometer process technologies (0.065 micron) are currently under development. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

We depend on foundries to allocate a portion of their capacity sufficient to meet our needs and to produce products of acceptable quality and with satisfactory manufacturing yields in a timely manner. These foundries fabricate products for other companies and, in certain cases, manufacture products of their own design. We do not have long-term agreements with any of these foundries; we purchase both wafers and finished chips on a purchase order basis. Therefore, the foundries generally are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We work with our existing foundries, and intend to qualify new foundries, as needed, to obtain additional manufacturing capacity. However, there can be no assurance that we will be able to maintain our current foundry relationships or obtain additional capacity.

We currently purchase our semiconductor products from foundries either in finished or wafer form. We use subcontractors to assemble our semiconductor products purchased in wafer form, and to assemble our HBA, switch, HCA and other products. In the assembly process for our semiconductor products, the silicon wafers are separated into individual die, which are then assembled into packages and tested. For our HBA, switch, HCA and other products, we use third-party suppliers for material procurement, assembly, test and inspection in a turnkey model, prior to shipment to our customers.

Many of the component parts used in our HBA and HCA products are standard off-the-shelf items, which are, or can be, obtained from more than one source. We select suppliers on the basis of technology, manufacturing capacity, quality and cost. Our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, geopolitical instability, unavailability of or delays in obtaining access to certain product technologies, and the absence of complete control over delivery schedules, manufacturing yields and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property

While we have a number of patents issued and additional patent applications pending in the United States, Canada, Europe and Asia, we rely primarily on our trade secrets, trademarks, copyrights and contractual provisions to protect our intellectual property. We attempt to protect our proprietary information through confidentiality agreements and contractual provisions with our customers, suppliers, employees and consultants, and through other security measures. However, the laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all.

Our ability to compete may be affected by our ability to protect our intellectual property. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful.

We have received notices of claimed infringement of intellectual property rights in the past. There can be no assurance that third parties will not assert additional claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In the event of a patent or other intellectual property dispute, we may be required to expend significant resources to defend such claims, develop non-infringing technology or to obtain licenses to the technology which is the subject of the claim. There can be no assurance that we would be successful in such development or that any such license would be available on commercially reasonable terms, if at all. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to us, and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

Environment

Most of our products are subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances that apply to specified electronic products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances Directive) and similar legislation in other countries including China, Japan and Korea. The European Union adopted the Waste Electrical and Electronic Equipment, or WEEE, Directive, which requires European Union countries to enact legislation to make producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. These and similar laws adopted in other countries could impose a significant cost of doing business in those countries.

Environmental costs are presently not material to our results of operations or financial position, and we do not currently anticipate material capital expenditures for environmental control facilities.

Employees

We had 933 employees as of May 15, 2008. We believe our future prospects will depend, in part, on our ability to continue to attract, train, motivate, retain and manage skilled engineering, sales, marketing and executive personnel. Our employees are not represented by a labor union. We believe that our relations with our employees are good.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results of operations to differ materially from the results contemplated by the forward-looking statements contained in this report or otherwise publicly disclosed by the Company.

Our operating results may fluctuate in future periods, which could cause our stock price to decline.

We have experienced, and expect to experience in future periods, fluctuations in sales and operating results from quarter to quarter. In addition, there can be no assurance that we will maintain our current gross margins or profitability in the future. A significant portion of our net revenues in each fiscal quarter results from orders booked in that quarter. Orders placed by major customers are typically based on their forecasted sales and inventory levels for our products. Fluctuations in our quarterly operating results may be the result of:

- the timing, size and mix of orders from customers;
- gain or loss of significant customers;
- customer policies pertaining to desired inventory levels of our products;
- negotiated rebates and extended payment terms;
- changes in our ability to anticipate in advance the mix of customer orders;
- levels of inventory our customers require us to maintain in our inventory hub locations;
- the availability and sale of new products;
- shifts or changes in technology;
- changes in the mix or average selling prices of our products;

- variations in manufacturing capacities, efficiencies and costs;
- the availability and cost of components, including silicon chips;
- variations in product development costs, especially related to advanced technologies;
- variations in operating expenses;
- changes in effective income tax rates, including those resulting from changes in tax laws;
- our ability to timely produce products that comply with new environmental restrictions or related requirements of our OEM customers;
- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets (including the amounts of related valuation allowances), liabilities and other items reflected in our consolidated financial statements;
- the timing of revenue recognition and revenue deferrals;
- gains or losses related to our marketable securities;
- changes in accounting rules;
- changes in our accounting policies;
- general economic and other conditions affecting the timing of customer orders and capital spending; or
- changes in the global economy that impact information technology, or IT, spending.

Our quarterly results of operations are also influenced by competitive factors, including the pricing and availability of our products and our competitors' products. Portions of our expenses are fixed and difficult to reduce in a short period of time. If net revenues do not meet our expectations, our fixed expenses could adversely affect our gross profit and net income until net revenues increase or until such fixed expenses are reduced to an appropriate level. Furthermore, communications regarding new products and technologies could cause our customers to defer or cancel purchases of our products. Order deferrals by our customers, delays in our introduction of new products, and longer than anticipated design-in cycles for our products have in the past adversely affected our quarterly results of operations. Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors, and as a result, the price of our common stock could significantly decrease.

We expect gross margin to vary over time, and our recent level of gross margin may not be sustainable.

Our recent level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

- changes in product mix;
- increased price competition;
- introduction of new products by us or our competitors, including products with price, performance or feature advantages;
- our inability to reduce manufacturing-related or component costs;
- entry into new markets or the acquisition of new businesses;
- amortization and impairments of purchased intangible assets;
- sales discounts;
- increases in material, labor or overhead costs;
- excess inventory and inventory holding charges;
- changes in distribution channels;

- increased warranty costs; and
- how well we execute our business strategy and operating plans.

Our revenues may be affected by changes in IT spending levels.

In the past, unfavorable or uncertain economic conditions and reduced global IT spending rates have adversely affected the markets in which we operate. Certain of our large customers are reporting weaknesses in particular markets and geographies, which may adversely affect our revenues. We are unable to predict changes in general economic conditions and when global IT spending rates will be affected. Furthermore, even if IT spending rates increase, we cannot be certain that the market for Storage Area Network (SAN) and server fabric infrastructure solutions will be positively impacted. If there are future reductions in either domestic or international IT spending rates, or if IT spending rates do not increase, our revenues, operating results and financial condition may be adversely affected.

Our stock price may be volatile.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

- differences between our actual operating results and the published expectations of analysts;
- quarterly fluctuations in our operating results;
- introduction of new products or changes in product pricing policies by our competitors or us;
- conditions in the markets in which we operate;
- changes in market projections by industry forecasters;
- changes in estimates of our earnings by industry analysts;
- operating results or forecasts of our major customers or competitors;
- overall market conditions for high technology equities;
- rumors or dissemination of false information; and
- general economic and geopolitical conditions.

In addition, stock markets have experienced extreme price and volume volatility in recent years and stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock.

Our business is dependent on the continued growth of the SAN market and if this market does not continue to develop and expand as we anticipate, our business will suffer.

A significant number of our products are used in SANs and, therefore, our business is dependent on the SAN market. Accordingly, the widespread adoption of SANs for use in organizations' computing systems is critical to our future success. SANs are often implemented in connection with the deployment of new storage systems and servers. Therefore, our future success is also substantially dependent on the market for new storage systems and servers.

Our success in generating revenue in the SAN market will depend on, among other things, our ability to:

- educate potential OEM customers, distributors, resellers, system integrators, storage service providers and end-user organizations about the benefits of SANs;
- maintain and enhance our relationships with OEM customers, distributors, resellers, system integrators and storage system providers;

- predict and base our products on standards which ultimately become industry standards; and
- achieve interoperability between our products and other SAN components from diverse vendors.

Our business could be adversely affected by the broad adoption of server virtualization technology.

Server virtualization technologies, which allow a single server to take on the function of what was previously performed by many individual servers, are gaining momentum in the industry. The broad implementation of server virtualization could result in a decrease in the demand for servers, which could result in a lower demand for our products. This could have a material adverse effect on our business or results of operations.

Our business could be adversely affected by a significant increase in the market acceptance of blade servers.

Blade server products have gained acceptance in the market over the past few years. Blade servers use custom SAN infrastructure products, including blade switches and mezzanine cards which have lower average selling prices than the SAN infrastructure products used in a non-blade server environment. If blade servers gain an increased percentage of the overall server market, our business could be adversely affected by the transition to blade server products. This could have a material adverse effect on our business or results of operations.

Our financial condition will be materially harmed if we do not maintain and gain market acceptance of our products.

The markets in which we compete involve rapidly changing technology, evolving industry standards and continuing improvements in products and services. Our future success depends, in part, on our ability to:

- enhance our current products and develop and introduce in a timely manner new products that keep pace with technological developments and industry standards;
- compete effectively on the basis of price and performance; and
- adequately address OEM and end-user customer requirements and achieve market acceptance.

We believe that to remain competitive, we will need to continue to develop new products, which will require a significant investment in new product development. Our competitors may be developing alternative technologies, which may adversely affect the market acceptance of our products. Although we continue to explore and develop products based on new technologies, a substantial portion of our revenues is generated today from Fibre Channel technology. If alternative technologies are adopted by the industry, we may not be able to develop products for new technologies in a timely manner. Further, even if alternative technologies do augment Fibre Channel revenues, our products may not be fully developed in time to be accepted by our customers. Even if our new products are developed on time, we may not be able to manufacture them at competitive prices or in sufficient volumes.

We depend on a limited number of customers, and any decrease in revenues or cash flows from any one of our major customers could adversely affect our results of operations and cause our stock price to decline.

A small number of customers account for a substantial portion of our net revenues, and we expect that a limited number of customers will continue to represent a substantial portion of our net revenues in the foreseeable future. Our top ten customers accounted for 85%, 80% and 77% of net revenues for fiscal year 2008, 2007 and 2006, respectively. We are also subject to credit risk associated with the concentration of our accounts receivable. The loss of any of our major customers could have a material adverse effect on our business, financial condition or results of operations.

Our customers generally order products through written purchase orders as opposed to long-term supply contracts and, therefore, are generally not obligated to purchase products from us for any extended period. Major customers also have significant leverage over us and may attempt to change the terms, including pricing and payment terms, which could have a material adverse effect on our business, financial condition or results of operations. This risk is increased due to the potential for some of these customers to merge with or acquire one or more of our other customers. As our OEM customers are pressured to reduce prices as a result of competitive factors, we may be required to contractually commit to price reductions for our products before we know how, or if, cost reductions can be obtained. If we are unable to achieve such cost reductions, our gross margins could decline and such decline could have a material adverse effect on our business, financial condition or results of operations.

Our business may be subject to seasonal fluctuations and uneven sales patterns in the future.

A large percentage of our products are sold to customers who experience seasonality and uneven sales patterns in their businesses. As a result, we could continue to experience similar seasonality and uneven sales patterns. We believe this uneven sales pattern is a result of many factors including:

- the tendency of our customers to close a disproportionate percentage of their sales transactions in the last month, weeks and days of each quarter;
- spikes in sales during the fourth quarter of each calendar year that some of our customers experience; and
- differences between our quarterly fiscal periods and the fiscal periods of our customers.

In addition, as our customers increasingly require us to maintain products at hub locations near their facilities, it becomes easier for our customers to order products with very short lead times, which makes it increasingly difficult for us to predict sales trends. Our uneven sales pattern also makes it extremely difficult to predict the demand of our customers and adjust manufacturing capacity accordingly. If we predict demand that is substantially greater than actual customer orders, we will have excess inventory. Alternatively, if customer orders substantially exceed predicted demand, the ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, or at an increased cost, which could have a material adverse effect on quarterly revenues and earnings.

Competition within the markets for our products is intense and includes various established competitors.

The markets for our products are highly competitive and are characterized by short product life cycles, price erosion, rapidly changing technology, frequent product improvements and evolving industry standards. In the Fibre Channel HBA market, we compete primarily with Emulex Corporation. In the iSCSI HBA market, we compete primarily with Broadcom Corporation and we also compete with companies offering software initiator solutions. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. Our competition in the Fibre Channel switch market includes well-established participants who have significantly more sales and marketing resources to develop and penetrate this market. In the InfiniBand HCA and switch markets, we compete primarily with Voltaire Ltd., Cisco Systems, Inc. and Mellanox Technologies, Ltd. We may also compete with some of our server and storage systems customers, some of which have the capability to develop products comparable to those we offer.

We need to continue to develop products appropriate to our markets to remain competitive as our competitors continue to introduce products with improved features. While we continue to devote significant resources to engineering and development, these efforts may not be successful or competitive products may not be developed and introduced in a timely manner. In addition, while relatively few competitors offer a full range of SAN and server fabric infrastructure products, additional domestic and foreign manufacturers may increase their presence in these markets. We may not be able to compete successfully against these or other competitors. If we are unable to design, develop or introduce competitive new products on a timely basis, our future operating results will be materially and adversely affected.

We expect the pricing of our products to continue to decline, which could reduce our revenues, gross margins and profitability.

We expect the average unit prices of our products (on a product to product comparison basis) to decline in the future as a result of competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors, or other factors. If we are unable to offset these factors by increasing sales volumes, or reducing product manufacturing costs, our total revenues and gross margins may decline. In addition, we must develop and introduce new products and product enhancements. Moreover, most of our expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenues. As a result, we may not be able to decrease our spending to offset any unexpected shortfall in revenues. If this occurs, our operating results and gross margins may be below our expectations and the expectations of investors and public market analysts, and our stock price could be negatively affected.

Our distributors may not adequately distribute our products and their reseller customers may purchase products from our competitors, which could negatively affect our results of operations.

Our distributors generally offer a diverse array of products from several different manufacturers and suppliers. Accordingly, we are at risk that these distributors may give higher priority to stocking and selling products from other suppliers, thus reducing their efforts and ability to sell our products. A reduction in sales efforts by our current distributors could materially and adversely impact our business or results of operations. In addition, if we decrease our distributor-incentive programs (i.e., competitive pricing and rebates), our distributors may decrease the amounts of product purchased from us. This could result in a change of business behavior, and distributors may decide to decrease the amount of product held and reduce their inventory levels, which could impact availability of our products to their customers.

As a result of these factors regarding our distributors or other unrelated factors, the reseller customers of our distributors could decide to purchase products developed and manufactured by our competitors. Any loss of demand for our products by value-added resellers and system integrators could have a material adverse effect on our business or results of operations.

We are dependent on sole source and limited source suppliers for certain key components.

We purchase certain key components used in the manufacture of our products from single or limited sources. We purchase application specific integrated circuits, or ASICs, from single sources and we purchase microprocessors, certain connectors, logic chips, power supplies and programmable logic devices from limited sources.

We use forecasts based on anticipated product orders to determine our component requirements. If we overestimate component requirements, we may have excess inventory, which would increase our costs and risk of obsolescence. If we underestimate component requirements, we may have inadequate inventory, which could interrupt the manufacturing process and result in lost or postponed revenue, or reduced profit if expedite charges are required. In addition, lead times for components vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. We also may experience shortages of certain components from time to time, which could also delay the manufacturing processes.

Third-party subcontractors located outside the United States assemble and test certain products for us. To the extent that we rely upon third-party subcontractors to perform these functions, we will not be able to directly control product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. If any of these subcontractors experience capacity constraints or financial difficulties, suffer damage to their facilities, experience power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner.

In addition, the loss of any of our major third-party contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. Some customers will not purchase any products, other than a limited number of evaluation units, until they qualify the manufacturing line for the product, and we may not always be able to satisfy the qualification requirements of these customers. If we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed resulting in loss or postponement of revenues and our competitive position and relationship with customers could be harmed.

We depend on our relationships with silicon chip suppliers and a loss of any of these relationships may lead to unpredictable consequences that may harm our results of operations if alternative supply sources are not available.

We currently rely on multiple foundries to manufacture our semiconductor products either in finished form or wafer form. We generally conduct business with these foundries through written purchase orders as opposed to long-term supply contracts. Therefore, these foundries are generally not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. If a foundry terminates its relationship with us or if our supply from a foundry is otherwise interrupted, we may not have a sufficient amount of time to replace the supply of products manufactured by that foundry. As a result, we may not be able to meet customer demands, which could harm our business.

Historically, there have been periods when there has been a worldwide shortage of advanced process technology foundry capacity. The manufacture of semiconductor devices is subject to a wide variety of factors, including the availability of raw materials, the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel and equipment. We are continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries have in the past taken, and could in the future take, longer than anticipated. New supply sources may not be able or willing to satisfy our silicon chip requirements on a timely basis or at acceptable quality or unit prices.

We have not developed alternate sources of supply for some of our products. A customer's inability to obtain a sufficient supply of products from us may cause that customer to satisfy its product requirements from our competitors. Constraints or delays in the supply of our products, due to capacity constraints, unexpected disruptions at foundries or with our subcontractors, delays in obtaining additional production at the existing foundries or in obtaining production from new foundries, shortages of raw materials or other reasons, could result in the loss of customers and have a material adverse effect on our results of operations.

The number of suppliers we use may decrease as a result of business combinations involving these suppliers. For example, LSI Corporation acquired Agere Systems, Inc. in early 2007. Both LSI Corporation and Agere Systems, Inc. were QLogic suppliers. This transaction has reduced the number of companies we can use to produce our semiconductor products.

Our marketable securities portfolio could experience a decline in market value which could materially and adversely affect our financial results.

As of March 30, 2008, we held short-term and long-term marketable securities aggregating $216.4 million. We invest primarily in marketable debt securities, all of which are high investment grade, and we limit the amount of credit exposure through diversification and investment in highly rated securities. A deterioration in the economy, including a credit crisis or significant volatility in interest rates, could cause our marketable securities to decline in value or could impact the liquidity of the portfolio. If market conditions deteriorate significantly, our results of operations or financial condition could be materially and adversely affected.

Our marketable securities include investments in auction rate securities, all of which are rated AA or higher. As of March 30, 2008, our investment portfolio included $24.1 million of auction rate debt securities and $31.8 million of auction rate preferred securities. During late fiscal 2008, the market auctions of many auction rate securities began to fail, including auctions for our auction rate securities. The underlying assets for auction rate debt securities in our portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. However, it could take until the final maturity of the underlying notes (up to 40 years) to realize the recorded value of these investments. The underlying assets of our auction rate preferred securities are the respective funds' investment portfolio, which each had an asset coverage in excess of 200% for the related preferred security holders as of March 30, 2008. We believe that the gross unrealized losses associated with the auction rate securities in our portfolio are primarily due to the current liquidity issues in the auction rate securities market. Accordingly, we may be unable to liquidate some or all of our auction rate securities should we need or desire to access the funds invested in those securities. If the fair value of our auction rate securities declines in the future and an impairment of such securities is determined to be other-than-temporary, any write-down of such investments could have a material adverse affect on our financial condition and results of operations.

Our products are complex and may contain undetected software or hardware errors that could lead to an increase in our costs, reduce our net revenues or damage our reputation.

Our products are complex and may contain undetected software or hardware errors when first introduced or as newer versions are released. We are also exposed to risks associated with latent defects in existing products. From time to time, we have found errors in existing, new or enhanced products. The occurrence of hardware or software errors could adversely affect the sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

The migration of our customers toward new products could adversely affect our results of operations.

As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize the effects of product inventories that may become excess and obsolete, as well as ensure that sufficient supplies of new products can be delivered to meet customer demand. Our failure to manage the transition to newer products in the future or to develop and successfully introduce new products and product enhancements could adversely affect our business or results of operations. When we introduce new products and product enhancements, we face risks relating to product transitions, including risks relating to forecasting demand. Any such adverse events could have a material adverse effect on our business, financial condition or results of operations.

Historically, the electronics industry has developed higher performance ASICs, which create chip level solutions that replace selected board level or box level solutions at a significantly lower average selling price. We have previously offered ASICs to customers for certain applications that have effectively resulted in a lower-priced solution when compared to an HBA solution. This transition to ASICs may also occur with respect to other current and future products. The result of this transition may have an adverse effect on our business, financial condition or results of operations. In the future, a similar adverse effect to our business could occur if there were rapid shifts in customer purchases from our midrange server and storage solutions to products for the small and medium-sized business market or if our customers shifted to lower cost products that could replace our HBA or HCA solutions.

Environmental compliance costs could adversely affect our results of operations.

Most of our products are subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws.

We face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances that apply to specified electronic products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances Directive, or RoHS) and similar legislation in other countries including China, Japan and Korea. In addition, certain recycling, labeling and related requirements have already begun to apply to products we sell internationally. Where necessary, we are redesigning our products to ensure that they comply with these requirements as well as related requirements imposed by our OEM customers. We are also working with our suppliers to provide us with compliant materials, parts and components. If our products do not comply with substance restrictions, we could become subject to fines, civil or criminal sanctions, and contract damage claims. In addition, we could be prohibited from shipping non-compliant products into various countries, and required to recall and replace any products already shipped, if such products were found to be non-compliant. This would disrupt our ability to ship products and result in reduced revenue, increased obsolete or excess inventories and harm to our business and customer relationships. We also must successfully manage the transition to RoHS-compliant products in order to minimize the effects of product inventories that may become excess or obsolete, as well as ensure that sufficient supplies of RoHS-compliant products can be delivered to meet customer demand. Failure to manage this transition may adversely impact our revenues and operating results. Various other countries and states in the United States have issued, or are in the process of issuing, other environmental regulations that may impose additional restrictions or obligations and require further changes to our products. These regulations could impose a significant cost of doing business in those countries and states.

The European Union adopted the Waste Electrical and Electronic Equipment Directive, which requires European Union countries to enact legislation to make producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

Because we depend on foreign customers and suppliers, we are subject to international economic, currency, regulatory, political and other risks that could harm our business, financial condition and results of operations.

International revenues accounted for 49%, 46% and 45% of our net revenues for fiscal year 2008, 2007 and 2006, respectively. We expect that international revenues will continue to account for a significant percentage of our net revenues for the foreseeable future. In addition, a significant portion of our inventory purchases are from suppliers that are located outside the United States. As a result, we are subject to several risks, which include:

- a greater difficulty of administering and managing our business globally;
- compliance with multiple and potentially conflicting regulatory requirements, such as import or export requirements, tariffs and other barriers;
- less effective intellectual property protections;
- potentially longer accounts receivable cycles;
- currency fluctuations;
- overlapping or differing tax structures;
- political and economic instability, including terrorism and war; and
- general trade restrictions.

Our international sales are invoiced in U.S. dollars and, accordingly, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to such foreign customers could result in decreased sales. Any of the foregoing factors could have a material adverse effect on our business, financial condition or results of operations.

In addition, we and our customers are subject to various import and export regulations of the United States government and other countries. Certain government export regulations apply to the encryption or other features contained in some of our products. Changes in or violations of any such import or export regulations could materially and adversely affect our business, financial condition or results of operations.

Moreover, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business, financial condition or results of operations.

We may engage in mergers, acquisitions and strategic investments and these activities may adversely affect our results of operations and stock price.

Our future growth may depend in part on our ability to identify and acquire complementary businesses, technologies or product lines that are compatible with our existing business. Mergers and acquisitions involve numerous risks, including:

- the failure of markets for the products of acquired companies to develop as expected;

- uncertainties in identifying and pursuing target companies;
- difficulties in the assimilation of the operations, technologies and products of the acquired companies;
- the existence of unknown defects in acquired companies' products or assets that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition;
- the diversion of management's attention from other business concerns;
- risks associated with entering markets or conducting operations with which we have no or limited direct prior experience;
- risks associated with assuming the legal obligations of acquired companies;
- risks related to the effect that acquired companies' internal control processes might have on our financial reporting and management's report on our internal control over financial reporting;
- the potential loss of, or impairment of our relationships with, current customers or failure to retain the acquired companies' customers;
- the potential loss of key employees of acquired companies; and
- the incurrence of significant exit charges if products acquired in business combinations are unsuccessful.

Further, we may never realize the perceived benefits of a business combination. Acquisitions by us could negatively impact gross margins or dilute stockholders' investment and cause us to incur debt, contingent liabilities and amortization/impairment charges related to intangible assets, all of which could materially and adversely affect our financial position or results of operations. In addition, our effective tax rate for future periods could be negatively impacted by mergers and acquisitions.

We have made, and could make in the future, investments in technology companies, including privately-held companies in a development stage. Many of these private equity investments are inherently risky because the companies' businesses may never develop, and we may incur losses related to these investments. In addition, we may be required to write down the carrying value of these investments to reflect other-than-temporary declines in their value, which could have a material adverse effect on our financial position and results of operations.

We have recently completed acquisitions that expanded our portfolio of products to include InfiniBand solutions. While the usage of InfiniBand technology has increased since its first specifications were completed in October 2000, continued adoption of InfiniBand is dependent on continued collaboration and cooperation among IT vendors. In addition, the end users that purchase IT products and services from vendors must find InfiniBand to be a compelling solution to their IT system requirements. We cannot control third-party participation in the development of InfiniBand as an industry standard technology. InfiniBand may fail to effectively compete with other technologies, which may be adopted by vendors and their customers in place of InfiniBand. The adoption of InfiniBand is also impacted by the general replacement cycle of IT equipment by end users, which is dependent on factors unrelated to InfiniBand. These factors may reduce the rate at which InfiniBand is incorporated by the industry and impede its adoption in the storage, communications infrastructure and embedded systems markets, which in turn would harm our ability to sell our InfiniBand products.

If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

Our future success largely depends on our key engineering, sales, marketing and executive personnel, including highly skilled semiconductor design personnel and software developers. If we lose the services of key personnel or fail to hire personnel for key positions, our business would be adversely affected. We believe that the market for key personnel in the industries in which we compete is highly competitive. In particular, periodically we have experienced difficulty in attracting and retaining qualified engineers and other technical personnel and anticipate that competition for such personnel will increase in the future. We may not be able to attract and retain key personnel with the skills and expertise necessary to develop new products in the future or to manage our business, both in the United States and abroad.

We have historically used stock options and other forms of stock-based compensation as key components of our total employee compensation program in order to align employees' interests with the interests of our stockholders, encourage retention of key personnel, and provide competitive compensation packages. In recent periods, many of our employee stock options were granted with exercise prices which exceed our current stock price, which reduces their value to employees and could affect our ability to retain employees. As a result of our adoption of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," in fiscal 2007, the use of stock options and other stock-based awards to attract and retain key personnel may be limited. Moreover, applicable stock exchange listing standards relating to obtaining stockholder approval of equity compensation plans could make it more difficult or expensive for us to grant stock-based awards to employees in the future, which may result in changes in our stock-based compensation strategy. These and other developments relating to the provision of stock-based compensation to employees could make it more difficult to attract, retain and motivate key personnel.

We may experience difficulties in transitioning to smaller geometry process technologies.

We expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products as well as standard cells and other integrated circuit designs that we may use in multiple products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. Currently, most of our products include ASICs which are manufactured in 0.18, 0.13 and 0.09 micron geometry processes. In addition, we have begun to develop certain new ASIC products with 65 nanometer (0.065 micron) geometry process technology. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

Our proprietary rights may be inadequately protected and difficult to enforce.

Although we have patent protection on certain aspects of our technology in some jurisdictions, we rely primarily on trade secrets, trademarks, copyrights and contractual provisions to protect our proprietary rights. There can be no assurance that these protections will be adequate to protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain such technology as trade secrets. There also can be no assurance that any patents we possess will not be invalidated, circumvented or challenged. We have taken steps in several jurisdictions to enforce our trademarks against third parties. No assurances can be given that we will ultimately be successful in protecting our trademarks. The laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States or at all. If we fail to protect our intellectual property rights, our business could be negatively impacted.

Disputes relating to claimed infringement of intellectual property rights may adversely affect our business.

We have received notices of claimed infringement of intellectual property rights in the past and have been involved in intellectual property litigation in the past. There can be no assurance that third parties will not assert future claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In addition, individuals and groups are purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and the necessary licenses or similar arrangements may not be available to us on satisfactory terms or at all. As a result, we could be prevented from manufacturing and selling some of our products. In addition, if we litigate these kinds of claims, the litigation could be expensive, time consuming and could divert management's attention from other matters. Our business could suffer regardless of the outcome of the litigation. Our supply of silicon chips and other components can also be interrupted by intellectual property infringement claims against our suppliers.

Dependence on third-party technology could adversely affect our business.

Some of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that necessary licenses will be available on acceptable terms, if at all. In addition, we may have little or no ability to correct errors in the technology provided by such third parties, or to continue to develop new generations of such technology. Accordingly, we may be dependent on their ability and willingness to do so. In the event of a problem with such technology, or in the event that our rights to use such technology become impaired, we may be unable to ship our products containing such technology, and may be unable to replace the technology with a suitable alternative within the time frame needed by our customers. The inability to find suitable alternatives to third-party technology, obtain certain licenses or obtain such licenses on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse impact on our business, results of operations and financial condition.

If we fail to carefully manage the use of "open source" software in our products, we may be required to license key portions of our products on a royalty-free basis or expose key parts of source code.

Certain of our software may be derived from "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License (GPL) which impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective income tax rates have recently been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, by discovery of new information in the course of our tax return preparation process, or by changes in the valuation of our deferred tax assets and liabilities. Our effective income tax rates are also affected by intercompany transactions for licenses, services, funding and other items. Given the increased global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it has become increasingly difficult to estimate earnings within each tax jurisdiction. If actual earnings within a tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be impacted by the tax effects of acquisitions, stock-based compensation and uncertain tax positions. Finally, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities which may result in the assessment of additional income taxes. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. However, unanticipated outcomes from these continuous examinations could have a material adverse effect on our financial condition or results of operations.

Computer viruses and other forms of tampering with our computer systems or servers may disrupt our operations and adversely affect our results of operations.

Despite our implementation of network security measures and anti-virus defenses, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, results of operations or financial condition.

Our facilities and the facilities of our suppliers and customers are located in regions that are subject to natural disasters.

Our California facilities, including our principal executive offices, our principal design facilities and our critical business operations, are located near major earthquake faults. We are not specifically insured for earthquakes or other natural disasters. Any personal injury or damage to the facilities as a result of such occurrences could have a material adverse effect on our business, results of operations or financial condition. Additionally, some of our products are manufactured or sold in regions which have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane, tsunami or fire, affecting a country in which our products are manufactured or sold could adversely affect our business, results of operations and financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal product development, operations, sales and corporate offices are located in three buildings comprising approximately 165,000 square feet in Aliso Viejo, California. We own each of these buildings. We lease facilities in Shakopee and Eden Prairie, Minnesota; Mountain View and Roseville, California; Austin, Texas; King of Prussia, Pennsylvania; and Pune, India. In addition, we lease an operations, sales and fulfillment facility located near Dublin, Ireland. We also maintain sales offices at various locations in the United States, Europe and Asia. We believe that our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

Item 3. *Legal Proceedings*

Various lawsuits, claims and proceedings have been or may be instituted against us. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to us. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on our financial condition or results of operations. Based on an evaluation of matters which are pending or asserted, we believe the disposition of such matters will not have a material adverse effect on our financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Principal Market and Prices

Shares of our common stock are traded and quoted on The NASDAQ Stock Market under the symbol QLGC. The following table sets forth the range of high and low sales prices per share of our common stock for each quarterly period of the two most recent fiscal years as reported on The NASDAQ Stock Market.

	Sales Prices	
Fiscal 2008	**High**	**Low**
First Quarter	$18.23	$16.19
Second Quarter	17.97	11.46
Third Quarter	15.78	12.75
Fourth Quarter	16.66	12.04

	Sales Prices	
Fiscal 2007	**High**	**Low**
First Quarter	$21.62	$16.68
Second Quarter	19.50	15.86
Third Quarter	22.94	18.55
Fourth Quarter	22.46	16.51

Number of Common Stockholders

The approximate number of record holders of our common stock was 535 as of May 15, 2008.

Dividends

We have never paid cash dividends on our common stock and currently have no intention to do so. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes, including repurchases of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operating results, financial condition and other factors as the board of directors, in its discretion, deems relevant.

Recent Sales of Unregistered Securities

We did not issue any unregistered securities during fiscal 2008.

Issuer Purchases of Equity Securities

Set forth below is information regarding our stock repurchases made during the fourth quarter of fiscal 2008 under our stock repurchase programs, and the remaining dollar value of shares that may be purchased under these programs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
December 31, 2007 — January 27, 2008. . .	859,040	$13.56	859,040	$200,000,000
January 28, 2008 — February 24, 2008 . . .	1,015,000	$14.67	1,015,000	$185,109,000
February 25, 2008 — March 30, 2008	627,824	$15.44	627,824	$175,415,000
Total	2,501,864	$14.48	2,501,864	$175,415,000

In April 2007, our Board of Directors approved a program to repurchase up to $300 million of our outstanding common stock. During the nine months ended December 30, 2007, we purchased 20.1 million shares of our common stock under this program for an aggregate purchase price of $288.4 million. In January 2008, we purchased an additional 0.9 million shares of our common stock under this program for an aggregate purchase price of $11.6 million, which completed this program.

In November 2007, our Board of Directors approved a new program to repurchase up to $200 million of our common stock over a two-year period. Other than the stock repurchases referenced in the preceding paragraph, all stock repurchases made during the fourth quarter of fiscal 2008 were made under this program.

Stockholder Return Performance Presentation

The performance graph below shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act) or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under the Acts.

The following graph compares, for the five-year period ended March 30, 2008, the cumulative total stockholder return for the Company's common stock, the Standard & Poor's 500 Index (S&P 500 Index) and the NASDAQ Computer Index. Measurement points are the last trading day of each of the Company's fiscal years ended March 30, 2003, March 28, 2004, April 3, 2005, April 2, 2006, April 1, 2007 and March 30, 2008. The graph assumes that $100 was invested on March 30, 2003 in the common stock of the Company, the S&P 500 Index and the NASDAQ Computer Index and assumes reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS*
AMONG QLOGIC CORPORATION, THE STANDARD & POOR'S 500 INDEX
AND THE NASDAQ COMPUTER INDEX


DOLLARS
200
180
160
140
120
100
80
60
40
20
0
3/30/03
3/28/04
4/3/05
4/2/06
4/1/07
3/30/08
QLogic Corporation
S&P 500
NASDAQ Computer

	Cumulative Total Return					
	3/30/03	3/28/04	4/3/05	4/2/06	4/1/07	3/30/08
QLogic Corporation	$100.00	$109.71	$105.49	$101.26	$ 88.96	$ 80.22
S&P 500 Index	100.00	135.12	144.16	161.07	180.13	170.98
NASDAQ Computer Index	100.00	139.78	142.73	162.83	172.29	168.37

*$100 invested on 3/30/03 in stock or 3/31/03 in index-including reinvestment of dividends.
Indexes calculated on month-end basis.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Fiscal Year Ended(1)(2)				
	March 30, 2008	April 1, 2007(3)	April 2, 2006(4)	April 3, 2005	March 28, 2004
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$597,866	$586,697	$494,077	$ 428,719	$387,156
Cost of revenues	205,959	191,982	144,246	121,074	115,297
Gross profit	391,907	394,715	349,831	307,645	271,859
Operating expenses:					
Engineering and development	134,668	135,315	89,753	82,791	75,893
Sales and marketing	84,166	86,731	64,416	54,582	48,449
General and administrative	34,049	31,044	17,295	16,659	18,102
Special charges	5,328	—	—	—	—
Purchased in-process research and development	—	3,710	10,510	—	—
Total operating expenses	258,211	256,800	181,974	154,032	142,444
Operating income	133,696	137,915	167,857	153,613	129,415
Interest and other income, net	14,024	16,872	32,627	17,873	16,844
Income from continuing operations before income taxes	147,720	154,787	200,484	171,486	146,259
Income taxes	51,510	49,369	78,653	60,071	57,698
Income from continuing operations	96,210	105,418	121,831	111,415	88,561
Income from discontinued operations, net of income taxes	—	—	161,757	46,181	45,112
Net income	$ 96,210	$105,418	$283,588	$ 157,596	$133,673
Income from continuing operations per share:					
Basic	$ 0.68	$ 0.66	$ 0.71	$ 0.60	$ 0.47
Diluted	$ 0.67	$ 0.66	$ 0.70	$ 0.59	$ 0.46
Income from discontinued operations per share:					
Basic	$ —	$ —	$ 0.95	$ 0.25	$ 0.24
Diluted	$ —	$ —	$ 0.93	$ 0.25	$ 0.23
Net income per share:					
Basic	$ 0.68	$ 0.66	$ 1.66	$ 0.85	$ 0.71
Diluted	$ 0.67	$ 0.66	$ 1.63	$ 0.84	$ 0.69
Balance Sheet Data					
Cash and cash equivalents and marketable securities	$376,409	$543,922	$665,640	$ 812,338	$743,034
Total assets	810,966	971,359	937,707	1,026,340	926,126
Total stockholders' equity	665,916	874,531	859,354	956,183	867,718

(1) The statement of operations data for all periods presented reflects the operating results of the hard disk drive controller and tape drive controller business as discontinued operations.

(2) The per share amounts for all periods presented reflect the effects of the two-for-one split of our common stock in March 2006.

(3) In fiscal 2007, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment." In addition, the Company completed the acquisitions of PathScale, Inc. and SilverStorm Technologies, Inc. during fiscal 2007. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

(4) In fiscal 2006, the Company completed the acquisition of Troika Networks, Inc. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our audited consolidated financial statements and related notes. This discussion also contains descriptions of our expectations regarding future trends affecting our business. These forward-looking statements and other forward-looking statements made elsewhere in this report are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, descriptions of our expectations regarding future trends affecting our business and other statements regarding future events or our objectives, goals, strategies, beliefs and underlying assumptions that are other than statements of historical fact. When used in this report, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will" and similar expressions or the negative of such expressions are intended to identify these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to those factors set forth and discussed in Part I, Item 1A "Risk Factors" and elsewhere in this report. In light of the significant uncertainties inherent in the forward-looking information included in this report, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a supplier of high performance storage networking solutions and network infrastructure solutions, which are sold primarily to original equipment manufacturers, or OEMs, and distributors. Our Host Products consist primarily of Fibre Channel and Internet Small Computer Systems Interface, or iSCSI, host bus adapters, or HBAs; and InfiniBand® host channel adapters, or HCAs. Our Network Products consist primarily of Fibre Channel switches, including core, blade and stackable switches; InfiniBand switches, including edge fabric switches and multi-protocol fabric directors; and storage routers for bridging Fibre Channel and iSCSI networks. Our Silicon Products consist primarily of protocol chips and management controllers. All of these solutions address the storage area network, or SAN, or server fabric connectivity infrastructure requirements of small, medium and large enterprises. Our products based on InfiniBand technology are designed for the emerging high performance computing, or HPC, environments.

Our products are incorporated in solutions from a number of OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Hitachi Data Systems, Hewlett-Packard Company, International Business Machines Corporation, Network Appliance, Inc., Sun Microsystems, Inc. and many others.

We use a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2008, 2007 and 2006 each comprised fifty-two weeks.

Business Combinations

SilverStorm Technologies

In November 2006, we acquired SilverStorm Technologies, Inc. (SilverStorm) by merger for total cash consideration of $59.6 million. The acquisition of SilverStorm expanded our portfolio of InfiniBand solutions to include edge fabric switches and multi-protocol fabric directors.

Based on a preliminary purchase price allocation, we allocated the total purchase consideration to the tangible assets, liabilities and identifiable intangible assets acquired as well as purchased in-process research and development (IPR&D), based on their respective fair values at the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. None of the goodwill resulting from this acquisition will be tax deductible. We are in the process of finalizing the determination of net operating loss carryforwards and other tax benefits from the acquisition and expect to complete this analysis in fiscal 2009, which may result in certain adjustments to goodwill.

PathScale

In April 2006, we acquired PathScale, Inc. (PathScale) by merger for total consideration of $110.5 million. The acquisition of PathScale expanded our portfolio to include InfiniBand solutions.

Based on the purchase price allocation, we allocated the total purchase consideration to the tangible assets, liabilities and identifiable intangible assets acquired as well as IPR&D based on their respective fair values at the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. None of the goodwill resulting from this acquisition will be tax deductible.

We also entered into performance plans with certain former PathScale employees who became employees of QLogic as of the acquisition date. The performance plans provide for the issuance of QLogic common stock based on the achievement of certain performance milestones and continued employment with QLogic. In connection with the performance plans, we recognized $2.0 million and $7.5 million of compensation expense during fiscal 2008 and 2007, respectively, and could recognize up to $1.6 million of additional compensation expense through April 2010.

Troika Networks

In November 2005, we completed the purchase of substantially all of the assets of Troika Networks, Inc. (Troika) for $36.5 million in cash and the assumption of certain liabilities. The acquisition of Troika expanded our product line and, through the acquired intellectual property, enhanced certain of our existing products. Based on a preliminary purchase price allocation in fiscal 2006, we recorded goodwill of $20.7 million and core technology of $3.6 million and recognized a charge of $10.5 million for IPR&D. During fiscal 2007, we finalized our valuation of the intangible assets acquired resulting in an increase in core technology of $7.7 million, an increase in IPR&D of $0.3 million and a corresponding decrease in goodwill of $8.0 million. As this acquisition was an asset purchase, the goodwill resulting from this acquisition will be tax deductible.

In addition, we entered into a performance plan with certain former Troika employees upon their employment with QLogic. The performance plan provided for the issuance of QLogic common stock based on the achievement of certain performance milestones and continued employment with QLogic. In connection with the performance plan, we recognized $1.6 million and $0.5 million of compensation expense during fiscal 2007 and 2006, respectively. During fiscal 2008, we determined that the criteria for payment to the former Troika employees would not be met and reversed the previously recognized stock-based compensation expense, aggregating $0.8 million, that would not be paid.

In August 2007, we reevaluated the use of the intellectual property acquired from Troika. As a result, we suspended internal development of the underlying acquired technology and entered into a nonexclusive license of the technology with a third party. In addition, we sold all of the related inventory and equipment to the licensee.

During the fourth quarter of fiscal 2008, we determined that the carrying amount of intangible assets previously acquired from Troika exceeded the future undiscounted cash flows expected to be generated by these assets. As a result, we recorded a non-cash impairment charge of $2.3 million, as a component of cost of revenues, to write down the carrying value of the core technology to its estimated fair value.

Stock-Based Compensation

As of the beginning of fiscal 2007, we adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised), "Share-Based Payment," which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors including stock options, restricted stock units and stock purchases under our employee stock purchase plan based on estimated fair values. We adopted SFAS No. 123R using the modified prospective transition method and consequently have not retroactively adjusted results from prior periods.

A summary of stock-based compensation expense, excluding stock-based compensation related to acquisitions, for fiscal 2008 and 2007 recorded under SFAS No. 123R by functional line item is as follows:

	2008	2007
	(In millions)	
Cost of revenues	$ 2.1	$ 1.9
Engineering and development	14.5	11.2
Sales and marketing	6.3	8.2
General and administrative	8.9	9.0
	$31.8	$30.3

Stock-based compensation expense related to acquisitions of $1.2 million and $9.1 million for fiscal 2008 and 2007, respectively, is excluded from the above table. During fiscal 2006, we recorded stock-based compensation expense of $0.5 million related to acquisitions.

Discontinued Operations

In November 2005, we completed the sale of our hard disk drive controller and tape drive controller business, or the Discontinued Business, to Marvell Technology Group Ltd. (Marvell) for cash and shares of Marvell's common stock. As a result of this transaction, all financial information related to the Discontinued Business has been presented as discontinued operations. The following discussion and analysis excludes the Discontinued Business and amounts related to the Discontinued Business unless otherwise noted.

Fiscal Year and Fourth Quarter Financial Highlights and Other Information

During fiscal 2008, our net revenues increased to $597.9 million from $586.7 million in fiscal 2007 and were highlighted by increases in net revenues from Host Products and Network Products of 7% and 15%, respectively. Revenue from Silicon Products decreased by $32.4 million, or 42%.

A summary of the key factors and significant events which impacted our financial performance during the fourth quarter of fiscal 2008 are as follows:

- Net revenues of $159.7 million for the fourth quarter of fiscal 2008 increased by $12.6 million, or 9%, from $147.1 million in the fourth quarter of fiscal 2007. Revenues from Host Products and Network Products increased from the comparable quarter in the prior year by 5% and 6%, respectively. In addition, other revenues increased by $5.9 million from the fourth quarter of fiscal 2007 due primarily to an increase in royalty revenue.

- Gross profit as a percentage of net revenues of 66.3% for the fourth quarter of fiscal 2008, increased from 64.5% for the fourth quarter of fiscal 2007. The gross profit percentage for the fourth quarter of fiscal 2008 was impacted by the increase in royalty revenue, partially offset by the $2.3 million impairment charge related to intangible assets.

- Operating income as a percentage of net revenues increased to 24.9% for the fourth quarter of fiscal 2008 from 18.3% in the fourth quarter of fiscal 2007.

- Net income was $22.8 million, or $0.17 per diluted share, in the fourth quarter of fiscal 2008 and increased from $18.4 million, or $0.12 per diluted share, in the fourth quarter of fiscal 2007. Net income included stock-based compensation expense, acquisition-related charges, impairment charges related to intangible assets and marketable securities, special charges, and the related income tax effects, totaling $14.9 million for the fourth quarter of fiscal 2008 compared to $16.8 million for the fourth quarter of fiscal 2007.

- Cash, cash equivalents and marketable securities of $376.4 million at March 30, 2008 decreased $167.5 million from $543.9 million at April 1, 2007. This decrease is primarily due to $352.8 million in repurchases of our common stock, partially offset by $211.6 million of cash flow from operations. During the fourth quarter of fiscal 2008, we generated $49.0 million of cash from operating activities.
- Accounts receivable was $81.6 million as of March 30, 2008, compared to $73.5 million as of April 1, 2007. Days sales outstanding (DSO) in receivables as of March 30, 2008 increased to 47 days from 45 days as of April 1, 2007. Our accounts receivable and DSO are primarily affected by linearity of shipments within the quarter and collections performance.
- Inventories were $27.5 million as of March 30, 2008, compared to $38.9 million as of April 1, 2007. Our annualized inventory turns in the fourth quarter of fiscal 2008 of 7.8 turns increased from the 5.4 turns in the fourth quarter of fiscal 2007.

RESULTS OF OPERATIONS

Net Revenues

A summary of the components of our net revenues is as follows:

	2008	2007	2006
	(Dollars in millions)		
Net revenues:			
Host Products	$437.9	$410.6	$328.8
Network Products	101.8	88.3	70.7
Silicon Products	44.3	76.7	87.8
Other	13.9	11.1	6.8
Total net revenues	$597.9	$586.7	$494.1
Percentage of net revenues:			
Host Products	73%	70%	67%
Network Products	17	15	14
Silicon Products	8	13	18
Other	2	2	1
Total net revenues	100%	100%	100%

The global marketplace for storage networking solutions and network infrastructure solutions continues to expand in response to the information storage requirements of enterprise business environments, as well as the emerging market for solutions in HPC environments. This market expansion has resulted in increased volume shipments of our Host Products and Network Products. However, these markets have been characterized by rapid advances in technology and related product performance, which has generally resulted in declining average selling prices over time. In general, our revenues have been favorably affected by increases in units sold as a result of market expansion and the release of new products. The favorable effect on our revenues as a result of increases in volume has been partially offset by the impact of declining average selling prices.

Our net revenues are derived primarily from the sale of Host Products and Network Products. Net revenues were $597.9 million for fiscal 2008 compared to $586.7 million for fiscal 2007. This increase was primarily the result of a $27.3 million, or 7%, increase in revenue from Host Products and a $13.5 million, or 15%, increase in revenue from Network Products, partially offset by a $32.4 million, or 42%, decrease in revenue from Silicon Products. The increase in revenue from Host Products was primarily due to a 21% increase in the quantity of HBAs sold partially offset by a 12% decrease in average selling prices of these products. This HBA volume increase was primarily driven by approximately a 150% increase in the quantity of Fibre Channel mezzanine cards sold which are used in blade servers and have a lower average selling price than standard HBA products. The increase in revenue from Network Products was primarily due to the addition of InfiniBand switches to our product portfolio as a result of our acquisition of SilverStorm, partially offset by a 4% decrease in revenue from Fibre Channel switch products. The decrease in Fibre Channel switch revenue was primarily due to a decline in revenue from our legacy and end-of-life products, which was not offset by revenue from our more recent product offerings until late fiscal 2008. The decrease in revenue from Silicon Products from the same period in the prior year was due primarily to an expected decrease in units sold. Net revenues for fiscal 2008 included $13.9 million of other revenue compared with $11.1 million of other revenue for fiscal 2007. Other revenue, which primarily includes royalties and service fees, is unpredictable and we do not expect it to be significant to our overall revenues.

Net revenues for fiscal 2007 increased 19% to $586.7 million from $494.1 million for fiscal 2006. This increase was primarily the result of an $81.8 million, or 25%, increase in revenue from Host Products and a $17.6 million, or 25%, increase in revenue from Network Products, partially offset by an $11.1 million, or 13%, decrease in revenue from Silicon Products. The increase in revenue from Host Products was primarily due to a 37% increase in the quantity of HBAs sold partially offset by a 10% decrease in average selling prices of these products. The increase in revenue from Network Products was primarily due to a 27% increase in the number of units of Fibre Channel switches sold partially offset by a 12% decrease in average selling prices of Fibre Channel switches. The decrease in revenue from Silicon Products from the same period in the prior year was due primarily to a decrease in units sold. Net revenues for fiscal 2007 included $11.1 million of other revenue compared with $6.8 million of other revenue for fiscal 2006.

A small number of our customers account for a substantial portion of our net revenues, and we expect that a limited number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 85%, 80% and 77% of net revenues during fiscal 2008, 2007 and 2006, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues for any of the fiscal years presented is as follows:

	2008	2007	2006
Hewlett-Packard	20%	16%	15%
IBM	16%	17%	15%
Sun Microsystems	11%	12%	12%

We believe that our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Additionally, customers' economic and market conditions frequently change. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Revenues by geographic area are presented based upon the country of destination. No individual country other than the United States represented 10% or more of net revenues for any of the fiscal years presented. Net revenues by geographic area are as follows:

	2008	2007	2006
		(In millions)	
United States	$305.2	$314.3	$271.9
Europe, Middle East and Africa	144.6	132.0	111.0
Asia-Pacific and Japan	113.1	111.1	108.2
Rest of world	35.0	29.3	3.0
	$597.9	$586.7	$494.1

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consists primarily of the cost of purchased products, assembly and test services; costs associated with product procurement, inventory management and product quality; and the amortization and impairment of purchased intangible assets. A summary of our gross profit and related percentage of net revenues is as follows:

	2008	2007	2006
	(Dollars in millions)		
Gross profit	$391.9	$394.7	$349.8
Percentage of net revenues	65.6%	67.3%	70.8%

Gross profit for fiscal 2008 decreased $2.8 million from gross profit for fiscal 2007. The gross profit percentage for fiscal 2008 was 65.6% and declined from 67.3% for the prior year. The decline in gross profit percentage was primarily impacted by a shift in product mix, including the addition of InfiniBand products as a result of our acquisition of SilverStorm, and an increase of $4.1 million in amortization and impairment of purchased intangible assets.

Gross profit for fiscal 2007 increased $44.9 million, or 13%, from gross profit for fiscal 2006, primarily due to the increase in net revenues. The gross profit percentage for fiscal 2007 was 67.3% and declined from 70.8% for the prior year. This decrease in gross profit percentage was due primarily to a $10.9 million increase in amortization of purchased intangible assets related to our acquisitions and $1.9 million of stock-based compensation related to the adoption of SFAS No. 123R in fiscal 2007. The decline in gross profit percentage was also impacted by an unfavorable shift in product and technology mix, as well as a decrease in the average selling prices of our products.

Our ability to maintain our current gross profit percentage can be significantly affected by factors such as the results of our investment in engineering and development activities, supply costs, the worldwide semiconductor foundry capacity, the mix of products shipped, the transition to new products, competitive price pressures, the timeliness of volume shipments of new products, the level of royalties received, our ability to achieve manufacturing cost reductions, and amortization and impairments of purchased intangible assets. We anticipate that it will be increasingly difficult to reduce manufacturing costs. As a result of these and other factors, it may be difficult to maintain our gross profit percentage consistent with historical periods and it may decline in the future.

Operating Expenses

Our operating expenses are summarized in the following table:

	2008	2007	2006
	(Dollars in millions)		
Operating expenses:			
Engineering and development	$134.7	$135.3	$ 89.8
Sales and marketing	84.2	86.8	64.4
General and administrative	34.0	31.0	17.3
Special charges	5.3	—	—
Purchased in-process research and development	—	3.7	10.5
Total operating expenses	$258.2	$256.8	$182.0
Percentage of net revenues:			
Engineering and development	22.5%	23.1%	18.2%
Sales and marketing	14.1	14.8	13.0
General and administrative	5.7	5.3	3.5
Special charges	0.9	—	—
Purchased in-process research and development	—	0.6	2.1
Total operating expenses	43.2%	43.8%	36.8%

Engineering and Development. Engineering and development expenses consist primarily of compensation and related benefit costs, development-related engineering and material costs, occupancy costs and related computer support costs. During fiscal 2008, engineering and development expenses decreased to $134.7 million from $135.3 million in fiscal 2007. The decrease in engineering and development expenses was due primarily to a decrease in acquisition-related stock-based compensation of $6.4 million, a $1.6 million decrease in new product development costs and a $1.5 million decrease in cash compensation and related benefit costs. These decreases resulted primarily from the consolidation and elimination of certain engineering activities. See further discussion under "Special Charges." These decreases were partially offset by a $3.3 million increase in stock-based compensation, excluding acquisition-related charges, a $3.2 million increase in occupancy costs and related computer support costs, and a $2.5 million increase in depreciation and equipment costs.

During fiscal 2007, engineering and development expenses increased to $135.3 million from $89.8 million in fiscal 2006. The increase in engineering and development expenses was due primarily to $11.2 million of stock-based compensation, excluding stock-based compensation related to acquisitions, in connection with the adoption of SFAS No. 123R in fiscal 2007; a $16.0 million increase in cash compensation and related benefit costs associated with increases in headcount due to our acquisitions and in connection with our expanded development efforts in support of new products; a $7.2 million increase in acquisition-related stock-based compensation; and a $5.1 million increase in depreciation and equipment costs.

We believe continued investments in engineering and development activities are critical to achieving future design wins, expansion of our customer base and revenue growth opportunities. We expect engineering and development expenses to increase in the future as a result of continued, and increasing costs associated with, new product development.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related benefit costs, sales commissions, promotional activities and travel for sales and marketing personnel. Sales and marketing expenses decreased to $84.2 million for fiscal 2008 from $86.8 million for fiscal 2007. The decrease in sales and marketing expenses was due primarily to a $4.0 million decrease in promotional costs, including the costs for certain sales and marketing programs, and a decrease in stock-based compensation of $3.3 million, including stock-based compensation related to acquisitions, partially offset by a $2.0 million increase in amortization of purchased intangible assets related to the acquisition of SilverStorm, an increase in depreciation and equipment costs of $1.0 million, a $0.9 million increase in cash compensation and related benefit costs and a $0.9 million increase in travel related expenses.

Sales and marketing expenses for fiscal 2007 increased to $86.8 million from $64.4 million in fiscal 2006. The increase in sales and marketing expenses was due primarily to $8.2 million of stock-based compensation, excluding stock-based compensation related to acquisitions, in connection with the adoption of SFAS No. 123R in fiscal 2007; a $6.2 million increase in cash compensation and related benefit costs due to increased headcount associated with the expansion of our sales and marketing groups; a $2.3 million increase in promotional costs, which included the costs for our worldwide partner conferences, trade shows and other marketing programs; amortization of purchased intangible assets of $1.6 million related to customer relationships; and an increase in acquisition-related stock-based compensation charges of $1.3 million.

We believe continued investments in our sales and marketing organizational infrastructure and related marketing programs are critical to the success of our strategy of expanding our customer base and enhancing relationships with our existing customers. As a result, we expect sales and marketing expenses to increase in the future.

General and Administrative. General and administrative expenses consist primarily of compensation and related benefit costs for executive, finance, accounting, human resources, legal and information technology personnel. Non-compensation components of general and administrative expenses include accounting, legal and other professional fees, facilities expenses and other corporate expenses. General and administrative expenses increased to $34.0 million for fiscal 2008 from $31.0 million for fiscal 2007. The increase in general and administrative expenses was due primarily to a $0.7 million increase in cash compensation and related benefit costs, a $0.6 million increase in accounting and legal fees, and a $0.4 million increase in bad debt expense.

General and administrative expenses for fiscal 2007 of $31.0 million increased from $17.3 million in fiscal 2006 primarily due to $9.0 million of stock-based compensation in connection with the adoption of SFAS No. 123R in fiscal 2007, an increase of $2.8 million in cash compensation and related benefit costs due to increased headcount, and an increase of $1.3 million in accounting and legal fees.

In connection with the anticipated growth of our business, we expect general and administrative expenses will increase in the future.

Special Charges. During fiscal 2008, we recorded special charges totaling $5.3 million consisting of $5.0 million of exit costs related to certain workforce reductions and the consolidation and elimination of certain activities, principally related to certain engineering functions and $0.3 million for asset impairments.

The exit costs were comprised of workforce reductions, contract cancellation costs and other costs. The workforce reduction costs were based on estimates of the cost of severance benefits for the affected employees and totaled $3.8 million, of which $3.2 million was paid as of March 30, 2008. Contract cancellation and other costs totaled $1.2 million and $0.7 million of these costs were paid as of March 30, 2008. The remaining balances are expected to be paid over the terms of the related agreements, principally during fiscal 2009.

Purchased In-Process Research and Development. In connection with our acquisitions, we recorded $3.7 million of IPR&D charges during fiscal 2007. The amounts allocated to IPR&D were determined through established valuation techniques used in the high technology industry and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed.

The fair value of the IPR&D for each of the acquisitions was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted-average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account product life cycles, and market penetration and growth rates.

As of March 30, 2008, all IPR&D projects were complete.

Interest and Other Income, Net

Components of our interest and other income, net, are as follows:

	2008	2007	2006
		(In millions)	
Interest income	$20.6	$25.7	$25.8
Gain on sales of marketable securities	0.8	0.2	8.8
Loss on sales of marketable securities	(0.2)	(1.8)	(2.0)
Impairment of marketable securities	(6.9)	(8.1)	—
Other	(0.3)	0.9	—
	$14.0	$16.9	$32.6

Interest and other income for fiscal 2008 of $14.0 million was comprised principally of interest income of $20.6 million related to our portfolio of marketable securities and $0.6 million of net realized gains on sales of marketable securities, partially offset by a $6.9 million impairment charge on marketable securities. Interest income decreased primarily due to a decrease in the balance of our marketable securities and a decline in interest rates.

Interest and other income for fiscal 2007 of $16.9 million was comprised principally of interest income of $25.7 million related to our portfolio of marketable securities, partially offset by an $8.1 million impairment charge on marketable securities and $1.6 million of net realized losses on sales of marketable securities.

We reviewed various factors in determining whether to recognize an impairment charge related to our unrealized losses in marketable securities, including the financial condition and near term prospects of the issuer of the marketable security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. Based on this analysis, we determined that a portion of the unrealized losses were other-than-temporary and recorded impairment charges. The impairment of marketable securities in fiscal 2008 and 2007 included $5.2 million and $6.5 million, respectively, related to shares of common stock in a publicly traded company which were received in connection with the sale of our hard disk drive controller and tape drive controller business.

Income Taxes

Our effective income tax rate for continuing operations was 35% in fiscal 2008, 32% in fiscal 2007 and 39% in fiscal 2006. In fiscal 2008, our effective tax rate continued to benefit from higher income generated by foreign operations, which is taxed at more favorable rates. The annual rate for fiscal 2007 reflected tax benefits associated with the resolution of routine tax examinations and the reversal of tax reserves resulting from the expiration of certain statutes of limitations.

As of April 2, 2007, we adopted Financial Accounting Standards Board Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The adoption of FIN 48 did not have a material impact on our financial position or results of operations.

Discontinued Operations

In November 2005, we completed the sale of our hard disk drive controller and tape drive controller business. In connection with this transaction, we recognized a gain on sale before income taxes of $213.4 million.

Income from discontinued operations, net of income taxes, consists of direct revenues and direct expenses of the Discontinued Business, including cost of revenues, as well as other fixed and allocated costs to the extent that such costs were eliminated as a result of the transaction. General corporate overhead costs have not been allocated to discontinued operations. A summary of the operating results of the Discontinued Business included in discontinued operations in the consolidated statements of income is as follows:

	2006
	(In millions)
Net revenues	$ 94.6
Income from discontinued operations, net of income taxes	$ 29.8
Gain on sale of discontinued operations, net of income taxes	$131.9

Liquidity and Capital Resources

Our combined balances of cash, cash equivalents and marketable securities decreased to $376.4 million at March 30, 2008, compared to $543.9 million at April 1, 2007. The decrease in cash, cash equivalents and marketable securities was due primarily to the purchase of our common stock pursuant to our stock repurchase programs, partially offset by cash generated from operations. We believe that existing cash, cash equivalents, marketable securities and expected cash flow from operations will provide sufficient funds to finance our operations for at least the next twelve months. However, it is possible that we may need to supplement our existing sources of liquidity to finance our activities beyond the next twelve months or for the future acquisition of businesses, products or technologies. In addition, our future capital requirements will depend on a number of factors, including changes in the markets we address, our revenues and the related manufacturing and operating costs, product development efforts and requirements for production capacity. In order to fund any additional capital requirements, we may seek to obtain debt financing or issue additional shares of our common stock. There can be no assurance that any additional financing, if necessary, will be available on terms acceptable to us or at all.

Cash provided by continuing operating activities was $211.6 million for fiscal 2008 and $191.1 million for fiscal 2007. Operating cash flow for fiscal 2008 reflects our net income of $96.2 million, net non-cash charges of $76.9 million and a net decrease in the non-cash components of working capital of $38.5 million. The decrease in the non-cash components of working capital was primarily due to a $20.6 million increase in accrued taxes, an $11.4 million decrease in inventories, a $7.3 million increase in accounts payable and a $6.4 million increase in deferred revenue, partially offset by an $8.5 million increase in accounts receivable. The increases in accrued taxes and accounts payable were primarily due to the timing of payment obligations and the increases in accounts receivable and deferred revenue were associated with the expansion of our business. The decrease in inventories was primarily due to our ongoing efforts to improve inventory management and reduce inventory levels.

Cash provided by continuing investing activities was $209.4 million for fiscal 2008 and consisted primarily of net sales and maturities of marketable securities of $239.3 million, partially offset by additions to property and equipment of $30.0 million. Cash used in continuing investing activities was $117.3 million for fiscal 2007 and consisted of net cash outflows of $107.1 million for the acquisition of PathScale and $59.4 million for the acquisition of SilverStorm, including amounts placed in escrow related to acquisitions of $24.0 million, and additions to property and equipment of $31.7 million, partially offset by net sales and maturities of marketable securities of $68.5 million and the receipt of $12.5 million from an escrow account related to the sale of our hard disk drive controller and tape drive controller business.

As our business grows, we expect capital expenditures to increase in the future as we continue to invest in machinery and equipment, more costly engineering and production tools for new technologies, and enhancements to our corporate information technology infrastructure.

Cash used in continuing financing activities of $337.8 million for fiscal 2008 resulted from our purchase of $352.8 million of common stock under our stock repurchase programs, partially offset by $14.7 million of proceeds from the issuance of common stock under our stock plans and a related $0.3 million tax benefit. Cash used in continuing financing activities of $122.2 million for fiscal 2007 resulted primarily from our purchase of $160.1 million of common stock under our stock repurchase program and the repayment of a $1.6 million line of credit assumed in the SilverStorm acquisition, partially offset by $33.7 million of proceeds from the issuance of common stock under our stock plans and a related $5.8 million tax benefit.

Our marketable securities include $55.9 million of investments in auction rate securities, all of which are rated AA or higher. During late fiscal 2008, the market auctions of many auction rate securities began to fail, including auctions for our auction rate securities. The underlying assets for auction rate debt securities in our portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. However, it could take until the final maturity of the underlying notes (up to 40 years) to realize the recorded value of these investments. The underlying assets of our auction rate preferred securities are the respective funds' investment portfolio, which each had an asset coverage in excess of 200% for the related preferred security holders as of March 30, 2008. We believe that the gross unrealized losses associated with the auction rate securities in our portfolio are primarily due to the current liquidity issues in the auction rate securities market. Accordingly, we may be unable to liquidate some or all of our auction rate securities should we need or desire to access the funds invested in those securities. Based on our existing cash, cash equivalents and other marketable securities, as well as our expected cash flows from operating activities, we do not anticipate that the potential lack of liquidity of these investments in the near term will affect our ability to execute our current business plan.

Since fiscal 2003, we have had stock repurchase programs that authorized us to purchase up to an aggregate of $1.25 billion of our outstanding common stock, including a program approved in April 2007 authorizing the repurchase of $300 million of our outstanding common stock and a program approved in November 2007 authorizing the repurchase of an additional $200 million of our outstanding common stock. As of March 30,

2008, we had repurchased a total of 66.6 million shares of common stock under our stock repurchase programs for an aggregate purchase price of $1.07 billion. During fiscal 2008, we repurchased 24.1 million shares for an aggregate purchase price of $351.5 million, of which $1.7 million was pending settlement as of March 30, 2008. During fiscal 2007, we purchased 9.3 million shares for an aggregate purchase price of $163.1 million, of which $3.0 million was pending settlement as of April 1, 2007.

We have certain contractual obligations and commitments to make future payments in the form of non-cancelable purchase orders to our suppliers and commitments under operating lease arrangements. A summary of our contractual obligations as of March 30, 2008, and their impact on our cash flows in future fiscal years, is as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
				(In millions)			
Operating leases	$ 5.4	$4.2	$3.2	$2.7	$1.9	$9.4	$26.8
Non-cancelable purchase obligations	59.5	0.2	—	—	—	—	59.7
Total	$64.9	$4.4	$3.2	$2.7	$1.9	$9.4	$86.5

We adopted FIN 48 during the first quarter of fiscal 2008 and the amount of unrecognized tax benefits at March 30, 2008 was $48.2 million. The Company has not provided a detailed estimate of the timing due to the uncertainty of when the related tax settlements are due.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe the accounting policies described below to be our most critical accounting policies. These accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the financial statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We recognize revenue from product sales when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, we use a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of our product. However, certain of our sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. We recognize revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, we provide standard incentive programs to our customers and account for such programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Accordingly, we account for our competitive pricing incentives, which generally reflect front-end price adjustments, as a reduction of revenue at the time of sale, and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, we record provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Royalty and service revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, we allocate revenue based on the relative fair values of the individual components as determined in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." When more than one element, such as hardware and services, are contained in a single arrangement, we allocate revenue between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, we allocate revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements. Such deferred revenue is recognized over the service period or when all elements have been delivered.

We sell certain software products and related post-contract customer support (PCS), and account for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. We recognize revenue from software products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If we are unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. This reserve is determined by analyzing specific customer accounts and applying historical loss rates to the aging of remaining accounts receivable balances. If the financial condition of our customers were to deteriorate, resulting in their inability to pay their accounts when due, additional reserves might be required.

Stock-Based Compensation

We account for stock-based awards in accordance with SFAS No. 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors including stock options, restricted stock units and stock purchases under our Employee Stock Purchase Plan (the ESPP) based on estimated fair values on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in our consolidated financial statements. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, we use a combination of both historical volatility, calculated based on the daily closing prices of our common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on our common stock. We believe that the historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility. We also believe that implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. Accordingly, we believe a combination of both historical and implied volatility provides the best estimate of the future volatility of the market price of our common stock. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. However, our employee stock options have certain characteristics that are significantly different from traded options. Changes in the subjective assumptions can materially affect the estimate of their fair value.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. As of April 2, 2007, we adopted FIN 48, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, income tax positions should be recognized in the first reporting period that the tax position meets the recognition threshold. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period should be derecognized in that period. As a multinational corporation, we are subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent management believes that recovery is more likely than not, we do not establish a valuation allowance against our deferred tax assets. An adjustment to income would occur if we determine that we are able to realize a different amount of our deferred tax assets than currently expected.

Marketable Securities and Investments

We invest primarily in marketable debt securities. We also hold shares of common stock in a publicly-traded company, which were received in connection with the sale of our hard disk drive controller and tape drive controller business in November 2005. All of our marketable securities are classified as available for sale and are recorded at fair value, primarily based on quoted market prices. Due to the recent failures in the auction rate securities market, quoted market prices were not available for these assets as of March 30, 2008. Accordingly, such securities were valued based on an income approach using an estimate of future cash flows.

Our available-for-sale marketable securities are classified in our consolidated balance sheets based on the nature of the security and the availability for use in current operations. Unrealized gains and losses, net of related income taxes, are excluded from earnings and reported as a separate component of other comprehensive income until realized.

We recognize an impairment charge when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. Various factors are considered in determining whether to recognize an impairment charge, including the financial condition and near term prospects of the issuer of the security, the magnitude of the loss compared to the cost of the investment, the length of time the investment has been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses and other-than-temporary declines in the fair value of marketable securities are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. We write down the carrying value of our inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of our current products, expected future products and other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. Once we write down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization, and the amount assigned to in-process research and development is expensed immediately.

SFAS No. 142 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit with the carrying amount of goodwill. We perform the annual test for impairment as of the first day of our fiscal fourth quarter and utilize the two-step process.

The initial recording and subsequent evaluation for impairment of goodwill and purchased intangible assets requires the use of significant management judgment regarding the forecasts of future operating results. It is possible that our business plans may change and our estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than original estimates used, we could incur impairment charges.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Estimating future net cash flows and determining proper asset groupings for the purpose of this impairment test requires the use of significant management judgment. If our actual results, or estimates used in future impairment analyses, are lower than our current estimates, we could incur impairment charges.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February

2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. We have not determined the impact SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure certain financial assets and liabilities. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, that SFAS No. 159 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141R also requires acquisition-related costs and restructuring costs that the acquirer expected, but was not obligated to incur at the acquisition date, to be recognized separately from the business combination. In addition, SFAS No. 141R amends SFAS No. 109, "Accounting for Income Taxes," to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning on or after December 15, 2008 and would therefore apply to us beginning in fiscal 2010.

Item 7a. *Quantitative and Qualitative Disclosures About Market Risk*

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of March 30, 2008, the carrying value of our cash and cash equivalents approximates fair value.

We maintain a portfolio of marketable securities consisting primarily of marketable debt securities, including government securities, corporate bonds, municipal bonds, asset and mortgage-backed securities, and other debt securities, which principally have remaining terms of three years or less. We are exposed to fluctuations in interest rates as movements in interest rates can result in changes in the market value of our investments in debt securities. However, due to the short-term nature of our investment portfolio we do not believe that we are subject to material interest rate risk.

In accordance with our investment guidelines, we only invest in instruments with high credit quality standards and we limit our exposure to any one issuer or type of investment. We also hold shares of common stock of Marvell that were received in connection with the sale of our hard disk drive controller and tape drive controller business. The shares of Marvell common stock are equity securities and, as such, inherently have higher risk than the marketable securities in which we usually invest. In addition, our portfolio of marketable securities includes $55.9 million of investments in auction rate securities, all of which are rated AA or higher.

There is currently significant turmoil in the credit market, including the impact to the value and liquidity of auction rate securities. As of March 30, 2008, our investment portfolio includes $24.1 million of auction rate debt securities and $31.8 million of auction rate preferred securities. During late fiscal 2008, the market auctions of many auction rate securities began to fail, including auctions for our auction rate securities. The underlying assets for auction rate debt securities in our portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. However, it could take until the final maturity of the underlying notes (up to 40 years) to realize the recorded value of these investments. The underlying assets of our auction rate preferred securities are the respective funds' investment portfolio, which each had an asset coverage in excess of 200% for the related preferred security holders as of March 30, 2008. We believe that the gross unrealized losses associated with the auction rate securities in our portfolio are primarily due to the current liquidity issues in the auction rate securities market. Accordingly, we may be unable to liquidate some or all of our auction rate securities should we need or desire to access the funds invested in those securities. Based on our existing cash, cash equivalents and other marketable securities, as well as our expected cash flows from operating activities, we do not anticipate that the potential lack of liquidity of these investments in the near term will affect our ability to execute our current business plan.

Our asset and mortgage backed securities totaled $35.8 million as of March 30, 2008 and consisted primarily of high quality investments insured by the federal government under Freddie Mac and Fannie Mae programs.

All of our marketable securities are classified as available for sale. As of March 30, 2008, we had gross unrealized losses of $6.4 million that were determined by management to be temporary in nature. If the credit market continues to deteriorate, we may conclude that the decline in value is other than temporary and incur realized losses, which could adversely affect our financial condition or results of operations.

We do not use derivative financial instruments.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited the accompanying consolidated balance sheets of QLogic Corporation and subsidiaries as of March 30, 2008 and April 1, 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 30, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts as listed in the index under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QLogic Corporation and subsidiaries as of March 30, 2008 and April 1, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 30, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in fiscal 2008 and stock-based compensation in fiscal 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QLogic Corporation's internal control over financial reporting as of March 30, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 22, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Costa Mesa, California
May 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited QLogic Corporation's internal control over financial reporting as of March 30, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). QLogic Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QLogic Corporation maintained, in all material respects, effective internal control over financial reporting as of March 30, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QLogic Corporation and subsidiaries as of March 30, 2008 and April 1, 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 30, 2008, and our report dated May 22, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Costa Mesa, California
May 22, 2008

QLOGIC CORPORATION

CONSOLIDATED BALANCE SHEETS

March 30, 2008 and April 1, 2007

	2008	2007
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 160,009	$ 76,804
Short-term marketable securities	160,497	467,118
Accounts receivable, less allowance for doubtful accounts of $1,176 and $1,075 as of March 30, 2008 and April 1, 2007, respectively	81,642	73,538
Inventories	27,520	38,935
Deferred tax assets	32,227	27,866
Other current assets	8,925	12,892
Total current assets	470,820	697,153
Long-term marketable securities	55,903	—
Property and equipment, net	93,726	90,913
Goodwill	127,409	102,910
Purchased intangible assets, net	34,652	55,093
Deferred tax assets	25,870	49
Other assets	2,586	25,241
	$ 810,966	$ 971,359
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 35,643	$ 29,280
Accrued compensation	31,120	34,483
Accrued taxes	5,262	15,729
Deferred revenue	8,693	4,669
Other current liabilities	5,952	7,674
Total current liabilities	86,670	91,835
Accrued taxes	48,163	—
Other liabilities	10,217	4,993
Total liabilities	145,050	96,828
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 199,652,000 and 197,907,000 shares issued at March 30, 2008 and April 1, 2007, respectively	200	198
Additional paid-in capital	657,893	608,515
Retained earnings	1,084,938	988,728
Accumulated other comprehensive income (loss)	(2,530)	169
Treasury stock, at cost: 66,638,000 and 42,490,000 shares at March 30, 2008 and April 1, 2007, respectively	(1,074,585)	(723,079)
Total stockholders' equity	665,916	874,531
	$ 810,966	$ 971,359

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
Years Ended March 30, 2008, April 1, 2007 and April 2, 2006

	2008	2007	2006
	(In thousands, except per share amounts)		
Net revenues	$597,866	$586,697	$494,077
Cost of revenues	205,959	191,982	144,246
Gross profit	391,907	394,715	349,831
Operating expenses:			
Engineering and development	134,668	135,315	89,753
Sales and marketing	84,166	86,731	64,416
General and administrative	34,049	31,044	17,295
Special charges	5,328	—	—
Purchased in-process research and development	—	3,710	10,510
Total operating expenses	258,211	256,800	181,974
Operating income	133,696	137,915	167,857
Interest and other income, net	14,024	16,872	32,627
Income from continuing operations before income taxes	147,720	154,787	200,484
Income taxes	51,510	49,369	78,653
Income from continuing operations	96,210	105,418	121,831
Discontinued operations:			
Income from operations, net of income taxes	—	—	29,816
Gain on sale, net of income taxes	—	—	131,941
Income from discontinued operations	—	—	161,757
Net income	$ 96,210	$105,418	$283,588
Income from continuing operations per share:			
Basic	$ 0.68	$ 0.66	$ 0.71
Diluted	$ 0.67	$ 0.66	$ 0.70
Income from discontinued operations per share:			
Basic	$ —	$ —	$ 0.95
Diluted	$ —	$ —	$ 0.93
Net income per share:			
Basic	$ 0.68	$ 0.66	$ 1.66
Diluted	$ 0.67	$ 0.66	$ 1.63
Number of shares used in per share calculations:			
Basic	142,167	159,081	171,250
Diluted	142,901	160,680	173,467

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended March 30, 2008, April 1, 2007 and April 2, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Outstanding Shares	Amount					
	(In thousands)						
Balance at April 3, 2005	184,417	$193	$504,663	$ 599,722	$(3,394)	$ (145,001)	$ 956,183
Net income	—	—	—	283,588	—	—	283,588
Change in unrealized gains and losses on marketable securities, net of tax	—	—	—	—	1,595	—	1,595
Comprehensive income							285,183
Issuance of common stock under stock plans (including tax benefit of $5,055)	2,488	2	32,985	—	—	—	32,987
Purchase of treasury stock	(24,813)	—	—	—	—	(414,999)	(414,999)
Balance at April 2, 2006	162,092	195	537,648	883,310	(1,799)	(560,000)	859,354
Net income	—	—	—	105,418	—	—	105,418
Change in unrealized gains and losses on marketable securities, net of tax	—	—	—	—	1,968	—	1,968
Comprehensive income							107,386
Issuance of common stock under stock plans (including tax benefit of $5,816)	2,578	3	39,516	—	—	—	39,519
Stock-based compensation expense related to stock options, restricted stock units and employee stock purchases	—	—	30,279	—	—	—	30,279
Common stock issued related to business acquisitions	40	—	1,072	—	—	—	1,072
Purchase of treasury stock	(9,293)	—	—	—	—	(163,079)	(163,079)
Balance at April 1, 2007	155,417	198	608,515	988,728	169	(723,079)	874,531
Net income	—	—	—	96,210	—	—	96,210
Change in unrealized gains and losses on marketable securities, net of tax	—	—	—	—	(2,699)	—	(2,699)
Comprehensive income							93,511
Issuance of common stock under stock plans (including tax benefit of $288)	1,591	2	14,982	—	—	—	14,984
Stock-based compensation expense related to stock options, restricted stock units and employee stock purchases	—	—	31,764	—	—	—	31,764
Common stock issued related to business acquisitions	154	—	2,632	—	—	—	2,632
Purchase of treasury stock	(24,148)	—	—	—	—	(351,506)	(351,506)
Balance at March 30, 2008	133,014	$200	$657,893	$1,084,938	$(2,530)	$(1,074,585)	$ 665,916

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 30, 2008, April 1, 2007 and April 2, 2006

	2008	2007	2006
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 96,210	$ 105,418	$ 283,588
Income from discontinued operations, net of income taxes	—	—	(29,816)
Gain on sale of discontinued operations, net of income taxes	—	—	(131,941)
Income from continuing operations	96,210	105,418	121,831
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:			
Depreciation and amortization	30,857	27,554	17,697
Stock-based compensation	31,764	30,279	175
Acquisition-related:			
Amortization of purchased intangible assets	16,725	12,940	201
Stock-based compensation	1,209	9,092	530
Purchased in-process research and development	—	3,710	10,510
Deferred income taxes	(14,549)	(4,154)	(4,480)
Impairment of marketable securities	6,867	8,094	—
Provision for losses on accounts receivable	399	30	(54)
Loss on disposal of property and equipment	1,328	214	168
Impairment of intangible assets	2,338	—	—
Tax benefit from issuance of stock under stock plans	—	—	5,055
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(8,503)	(2,275)	(12,825)
Inventories	11,415	2,771	(16,230)
Other assets	3,593	(1,906)	(5,840)
Accounts payable	7,282	(7,401)	11,877
Accrued compensation	(1,940)	2,264	3,263
Accrued taxes	20,635	2,809	(1,205)
Deferred revenue	6,412	3,706	2,166
Other liabilities	(453)	(2,076)	(291)
Net cash provided by continuing operating activities	211,589	191,069	132,548
Cash flows from investing activities:			
Purchases of marketable securities	(185,707)	(298,220)	(946,087)
Sales and maturities of marketable securities	425,033	366,677	1,101,680
Additions to property and equipment	(30,001)	(31,708)	(28,295)
Acquisition of businesses, net of cash acquired	67	(142,521)	(35,210)
Restricted cash placed in escrow	—	(24,000)	(12,000)
Restricted cash received from escrow	—	12,508	—
Net cash provided by (used in) continuing investing activities	209,392	(117,264)	80,088
Cash flows from financing activities:			
Proceeds from issuance of stock under stock plans	14,696	33,703	27,757
Tax benefit from issuance of stock under stock plans	288	5,816	—
Payoff of line of credit assumed in acquisition	—	(1,632)	—
Purchase of treasury stock	(352,760)	(160,080)	(414,999)
Net cash used in continuing financing activities	(337,776)	(122,193)	(387,242)
Net cash provided by (used in) continuing operations	83,205	(48,388)	(174,606)
Cash flows from discontinued operations:			
Net cash used in operating activities	—	—	(47,182)
Net cash provided by investing activities, including proceeds from sale	—	—	181,336
Net cash provided by discontinued operations	—	—	134,154
Net increase (decrease) in cash and cash equivalents	83,205	(48,388)	(40,452)
Cash and cash equivalents at beginning of year	76,804	125,192	165,644
Cash and cash equivalents at end of year	$ 160,009	$ 76,804	$ 125,192
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 41,475	$ 47,552	$ 180,641

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

General Business Information

QLogic Corporation (QLogic or the Company) is a supplier of high performance storage networking solutions and network infrastructure solutions, which are sold primarily to original equipment manufacturers (OEMs) and distributors. The Company produces Fibre Channel and Internet Small Computer Systems Interface (iSCSI) host bus adapters (HBAs); and InfiniBand® host channel adapters (HCAs). The Company is also a supplier of Fibre Channel switches, including core, blade and stackable switches; InfiniBand switches, including edge fabric switches and multi-protocol fabric directors; and storage routers for bridging Fibre Channel and iSCSI networks. In addition, the Company supplies enclosure management and baseboard management products. All of these solutions address the storage area network or server fabric connectivity infrastructure requirements of small, medium and large enterprises. The Company's products based on Infiniband technology are designed for the emerging high performance computing environments.

Principles of Consolidation and Financial Reporting Period

The consolidated financial statements include the financial statements of QLogic Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company uses a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2008, 2007 and 2006 each comprised fifty-two weeks and ended on March 30, 2008, April 1, 2007 and April 2, 2006, respectively.

Basis of Presentation

In November 2005, the Company completed the sale of its hard disk drive controller and tape drive controller business (the Discontinued Business). The Discontinued Business meets all of the criteria in Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to be presented as discontinued operations. As a result of the divestiture of the Discontinued Business, the Company's consolidated financial statements present the operations of the Discontinued Business separate from continuing operations. See Note 3 — Discontinued Operations.

In March 2006, the Company completed a two-for-one stock split through the payment of a stock dividend. As a result, share numbers and per share amounts for all periods presented in the consolidated financial statements reflect the effects of this stock split.

Certain immaterial reclassifications have been made to prior year amounts to conform to the current year presentation in the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, stock-based compensation expense, income taxes, marketable securities, inventories, goodwill and long-lived assets. The actual results experienced by the Company could differ materially from management's estimates.

Revenue Recognition

The Company recognizes revenue from product sales when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, the Company uses a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of the Company's sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. The Company recognizes revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, the Company provides standard incentive programs to its customers and accounts for such programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Accordingly, the Company accounts for its competitive pricing incentives, which generally reflect front-end price adjustments, as a reduction of revenue at the time of sale, and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, the Company records provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Royalty and service revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative fair values of the individual components as determined in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." When more than one element, such as hardware and services, are contained in a single arrangement, the Company allocates revenue between the elements based on each element's relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and allocates the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements. Such deferred revenue is recognized over the service period or when all elements have been delivered.

The Company sells certain software products and related post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. The Company recognizes revenue from software products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If the Company is unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Research and Development

Research and development costs, including costs related to the development of new products and process technology as well as purchased in-process technology, are expensed as incurred.

Advertising Costs

The Company expenses all advertising costs as incurred, and the amounts were not material to the accompanying consolidated statements of income for all periods presented.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. As of April 2, 2007, the Company adopted Financial Accounting Standards Board Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, income tax positions should be recognized in the first reporting period that the tax position meets the recognition threshold. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period should be derecognized in that period. Differences between actual results and the Company's assumptions, or changes in its assumptions in future periods, are recorded in the period they become known. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income. To the extent management believes that recovery is more likely than not, the Company does not establish a valuation allowance.

Net Income per Share

The Company computes basic net income per share based on the weighted-average number of common shares outstanding during the periods presented. Diluted net income per share is computed based on the weighted-average number of common and dilutive potential common shares outstanding, using the treasury stock method, during the periods presented. The Company has granted stock options, restricted stock units and other stock-based awards, which have been treated as dilutive potential common shares in computing diluted net income per share.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investments in marketable securities and trade accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore have minimal credit risk.

The Company invests primarily in marketable debt securities, all of which are high investment grade. The Company, by policy, limits the amount of credit exposure through diversification and investment in highly rated securities. A portion of the Company's portfolio of marketable securities includes certain auction rate debt and preferred securities, all of which are rated AA or higher. During late fiscal 2008, auctions for these securities began to fail and the Company was unable to sell these securities on the related auction date. Accordingly, the Company may be unable to liquidate some or all of its auction rate securities should it need or desire to access the funds invested in those securities.

The Company sells its products to OEMs and distributors throughout the world. As of March 30, 2008 and April 1, 2007, the Company had four customers which individually accounted for 10% or more of the Company's accounts receivable. These customers, all of which were OEMs of servers and workstations, accounted for an aggregate of 77% and 66% of the Company's accounts receivable at March 30, 2008 and April 1, 2007, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Sales to customers are denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Marketable Securities and Investments

The Company's marketable securities are invested primarily in debt securities. The Company also holds shares of common stock in a publicly-traded company, which were received in connection with the sale of its hard disk drive controller and tape drive controller business (see Note 3). All of the Company's marketable securities are classified as available for sale and are recorded at fair value, primarily based on quoted market prices. Due to the recent failures in the auction rate securities market, quoted market prices were not available for these assets as of March 30, 2008. Accordingly, such securities were valued based on an income approach using an estimate of future cash flows. The Company's available-for-sale marketable securities are classified in the accompanying consolidated balance sheets based on the nature of the security and the availability for use in current operations. Unrealized gains and losses, net of related income taxes, are excluded from earnings and reported as a separate component of other comprehensive income until realized.

The Company recognizes an impairment charge when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the financial condition and near term prospects of the issuer of the security, the magnitude of the loss compared to the cost of the investment, the length of time the investment has been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses and other-than-temporary declines in the fair value of marketable securities are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make required payments. This reserve is determined by analyzing specific customer accounts and applying historical loss rates to the aging of remaining accounts receivable balances.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. The Company writes down the carrying value of inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. Once the Company writes down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 39.5 years for buildings, five to fifteen years for building and land improvements, and two to five years for other property and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired.

SFAS No. 142 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit with the carrying amount of goodwill. Management considers the Company as a whole to be its reporting unit for purposes of testing for impairment.

The Company performs the annual test for impairment as of the first day of its fiscal fourth quarter and utilizes the two-step process. During the annual goodwill impairment test in fiscal 2008, the Company completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Purchased intangible assets consist primarily of technology and customer relationships acquired in business acquisitions. Purchased intangible assets that have definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets, generally ranging from one to five years.

Warranty

The Company's products typically carry a warranty for periods of up to five years. The Company records a liability for product warranty obligations in the period the related revenue is recorded based on historical warranty experience. Warranty expense and the corresponding liability were not material to the accompanying consolidated financial statements for all periods presented.

Comprehensive Income

Comprehensive income includes all changes in equity other than transactions with stockholders. The Company's accumulated other comprehensive income (loss) consists primarily of unrealized gains (losses) on available-for-sale securities, net of income taxes.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries that operate where the functional currency is the local currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date, and income and expense accounts are translated at average exchange rates during the period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) related to translation adjustments was not material to the accompanying consolidated financial statements for all periods presented. Gains and losses resulting from transactions denominated in currencies other than the functional currency are included in interest and other income, net, in the accompanying consolidated statements of income and were not material for all periods presented.

Stock-Based Compensation

Effective April 3, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors including stock options, restricted stock units and stock purchases under the Company's Employee Stock Purchase Plan (the ESPP) based on estimated fair values on the date of grant. The Company adopted SFAS No. 123R using the modified prospective transition method and consequently has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock-based awards recognized beginning in fiscal 2007 includes: (1) amortization related to the remaining unvested portion of stock-based awards granted prior to the adoption of SFAS No. 123R based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 in effect at the time of grant; and (2) amortization related to stock-based awards granted subsequent to the adoption date based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

SFAS No. 123R requires the value of the portion of the award that is ultimately expected to vest to be recognized as expense over the requisite service period in the Company's consolidated financial statements. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, the Company uses a combination of both historical volatility, calculated based on the daily closing prices of the Company's common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on the Company's common stock.

Prior to the adoption of SFAS No. 123R in fiscal 2007, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," which provided that compensation expense for the Company's stock-based employee compensation plans be measured based on the intrinsic value of stock options granted. The Company recognized this compensation expense in its consolidated statements of income using the straight-line method over the vesting period for fixed awards. The Company did not recognize compensation expense on stock issued to employees under its employee stock purchase plan as the discount from market value was not material.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities to fiscal years beginning after

November 15, 2008. The Company has not determined the impact SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure certain financial assets and liabilities. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that SFAS No. 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141R also requires acquisition-related costs and restructuring costs that the acquirer expected, but was not obligated to incur at the acquisition date, to be recognized separately from the business combination. In addition, SFAS No. 141R amends SFAS No. 109, "Accounting for Income Taxes," to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning on or after December 15, 2008 and would apply to the Company beginning in fiscal 2010.

Note 2. Business Combinations

SilverStorm Technologies

In November 2006, the Company acquired SilverStorm Technologies, Inc. (SilverStorm) by merger. Cash consideration was $59.6 million, including $59.1 million for all outstanding SilverStorm common stock, vested stock options and stock warrants and $0.5 million for direct acquisition costs. SilverStorm provided end-to-end, high-performance interconnect fabric solutions for cluster and grid computing networks. The acquisition of SilverStorm expanded the Company's portfolio of InfiniBand solutions to include edge fabric switches and multi-protocol fabric directors. The acquisition agreement required that $9.0 million of the consideration paid be placed into escrow for 15 months in connection with certain standard representations and warranties. As of the acquisition date, the Company accounted for the escrowed amount as contingent consideration and, as such, did not record it as a component of the initial purchase price as the outcome of the related contingencies was not determinable beyond a reasonable doubt. The escrow expired in February 2008 and the Company recorded $8.7 million of the contingent consideration as additional purchase price and allocated it to goodwill.

The acquisition has been accounted for as a purchase business combination. Based on a preliminary purchase price allocation, the Company allocated the total purchase consideration to the tangible assets, liabilities and identifiable intangible assets acquired as well as purchased in-process research and development (IPR&D), based on their respective fair values at the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. None of the goodwill resulting from this acquisition will be tax deductible. The following table summarizes the preliminary allocation of the purchase price to the fair value of the assets and liabilities acquired, including the $8.7 million of contingent consideration:

	(In thousands)
Cash	$ 538
Accounts receivable	3,455
Inventories	2,109
Property and equipment	430
Goodwill	41,956
Identifiable intangible assets	24,800
Other assets	134
Accounts payable and accrued expenses	(4,355)
Line of credit	(1,632)
Deferred tax liabilities	(9,636)
In-process research and development	1,800
Total purchase price allocation	$59,599

A summary of the purchased intangible assets acquired as part of the acquisition of SilverStorm and their respective estimated lives are as follows:

	Weighted Average Useful Lives (Years)	Amount
	(Dollars in thousands)	
Intangible Assets:		
Core/developed technology	5	$14,600
Customer relationships	3	9,700
Other	2.5	500
		$24,800

The Company is in the process of finalizing its determination of the net operating loss carryforwards and other tax benefits available from the acquisition and expects to complete this analysis in fiscal 2009, which may result in certain adjustments to goodwill.

The results of operations for SilverStorm have been included in the consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented as the results of operations for SilverStorm are not material in relation to the consolidated financial statements of the Company.

PathScale

In April 2006, the Company acquired PathScale, Inc. (PathScale) by merger. PathScale designed and developed system area network fabric interconnects targeted at high-performance clustered system environments. The acquisition of PathScale expanded the Company's portfolio to include InfiniBand solutions. Consideration for this acquisition was $110.5 million, including $0.3 million related to PathScale unvested stock options assumed by

QLogic. Cash consideration was $110.2 million, including $109.7 million for all outstanding PathScale common stock and vested stock options and $0.5 million for direct acquisition costs. The acquisition agreement required that $15.0 million of the consideration paid be placed into escrow for 18 months in connection with certain standard representations and warranties. As of the acquisition date, the Company accounted for the escrowed amount as contingent consideration and, as such, did not record it as a component of the initial purchase price as the outcome of the related contingencies was not determinable beyond a reasonable doubt. The escrow expired in October 2007 and the Company recorded the entire $15.0 million of the contingent consideration as additional purchase price and allocated it to goodwill. Also during fiscal 2008, the Company finalized its determination of the net operating loss carryforwards and other tax benefits available from the acquisition resulting in a decrease in deferred tax assets of $0.9 million and a corresponding increase in goodwill.

The Company also converted unvested PathScale stock options for continuing employees into options to purchase 308,000 shares of QLogic common stock with a weighted-average exercise price of $3.00 per share. The total fair value of the options at the date of conversion was $5.2 million, calculated using the Black-Scholes option pricing model. The Company has accounted for $0.3 million of the value of the converted stock options as consideration for the acquisition to reflect the related employee services rendered through the date of the acquisition and the balance will be expensed over the remaining service period.

The acquisition has been accounted for as a purchase business combination. Based on the purchase price allocation, the Company allocated the total purchase consideration to the tangible assets, liabilities and identifiable intangible assets acquired as well as IPR&D, based on their respective fair values at the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. None of the goodwill resulting from this acquisition will be tax deductible. The following table summarizes the allocation of the purchase price to the fair value of the assets and liabilities acquired:

	(In thousands)
Cash	$ 3,096
Accounts receivable	267
Other current assets	801
Property and equipment	1,315
Deferred tax asset	5,858
Goodwill	68,717
Identifiable intangible assets	30,100
Other assets	255
Accrued compensation	(412)
Other current liabilities	(1,109)
In-process research and development	1,600
Total purchase price allocation	$110,488

A summary of the purchased intangible assets acquired as part of the acquisition of PathScale and their respective estimated lives are as follows:

	Weighted Average Useful Lives (Years)	Amount
	(Dollars in thousands)	
Intangible Assets:		
Core/developed technology	4.5	$28,400
Customer relationships	3	700
Other	2.6	1,000
		$30,100

The Company also entered into performance plans with certain former PathScale employees who became employees of QLogic as of the acquisition date. The performance plans provide for the issuance of QLogic common stock based on the achievement of certain performance milestones and continued employment with QLogic. In connection with the performance plans, the Company recognized $2.0 and $7.5 million of compensation expense during the years ended March 30, 2008 and April 1, 2007, respectively, and could recognize up to $1.6 million of additional compensation expense through April 2010. During the year ended March 30, 2008, the Company issued 154,000 shares of common stock valued at $2.6 million under this performance plan.

The results of operations for PathScale have been included in the consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented as the results of operations for PathScale are not material in relation to the consolidated financial statements of the Company.

Troika Networks

In November 2005, the Company completed the purchase of substantially all of the assets of Troika Networks, Inc. (Troika) for $36.5 million in cash and the assumption of certain liabilities. The acquisition has been accounted for as a purchase business combination. The assets acquired included intellectual property (including patents and trademarks), inventory and property and equipment. Troika developed, marketed and sold a storage services platform that hosted third-party software solutions. The acquisition of Troika expanded the Company's product line and, through the acquired intellectual property, enhanced certain of the Company's existing products. The consideration paid in excess of the fair market value of the tangible net assets acquired totaled $34.8 million. Based on a preliminary purchase price allocation in fiscal 2006, the Company had recorded goodwill of $20.7 million and core technology of $3.6 million and recognized a charge of $10.5 million for IPR&D. During fiscal 2007, the Company finalized its valuation of the intangible assets acquired resulting in an increase in core technology of $7.7 million, an increase in IPR&D of $0.3 million and a corresponding decrease in goodwill of $8.0 million. As this acquisition was an asset purchase, the goodwill resulting from this acquisition will be tax deductible.

The Company also entered into a performance plan with certain former Troika employees upon employment with QLogic. The performance plan provided for the issuance of QLogic common stock based on the achievement of certain performance milestones and continued employment with QLogic. The Company recognized $1.6 million and $0.5 million of compensation expense during the years ended April 1, 2007 and April 2, 2006, respectively, related to the stock-based performance plan. During fiscal 2008, the Company determined that the criteria for payment to the former Troika employees would not be met and reversed the previously accrued stock-based compensation that would not be paid. As a result of this adjustment, the Company recognized a net reversal of expense of $0.8 million during the year ended March 30, 2008 related to the stock-based performance plan. During the year ended April 1, 2007, the Company issued 40,000 shares of common stock valued at $0.8 million under this performance plan. No shares were issued under this plan in fiscal 2008.

The results of operations for Troika have been included in the consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented as the results of operations for Troika are not material in relation to the consolidated financial statements of the Company.

In August 2007, the Company reevaluated the use of the intellectual property acquired from Troika. As a result, the Company suspended internal development of the underlying acquired technology and entered into a nonexclusive license of the technology with a third party. In addition, the Company sold all of the related inventory and equipment to the licensee.

Revenue generated by the nonexclusive license did not meet the Company's expectations during the fourth quarter of fiscal 2008. As a result, the Company re-evaluated the carrying amount of intangible assets previously acquired from Troika and, based on revised forecasts, determined that the carrying amount exceeded the estimated future undiscounted cash flows expected to be generated by these assets. Accordingly, the Company recorded a non-cash impairment charge of $2.3 million to write down the carrying value of the core technology to its estimated fair value. This impairment charge is included in cost of revenues in the accompanying 2008 consolidated statement of income.

Purchased In-Process Research and Development

The Company recorded IPR&D charges of $3.7 million and $10.5 million during fiscal 2007 and 2006, respectively. There were no charges for IPR&D in fiscal 2008. The amounts allocated to IPR&D were determined through established valuation techniques used in the high technology industry and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed. As of March 30, 2008, all IPR&D projects were complete.

The fair value of the IPR&D for each of the acquisitions was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted-average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account product life cycles, and market penetration and growth rates.

The IPR&D charges include only the fair value of IPR&D performed as of the respective acquisition dates. The fair value of core/developed technology is included in identifiable purchased intangible assets. The Company believes the amounts recorded as IPR&D, as well as core/developed technology, represent the fair values and approximate the amounts an independent party would pay for these projects at the time of the respective acquisition dates.

Note 3. Discontinued Operations

In November 2005, the Company completed the sale of its hard disk drive controller and tape drive controller business to Marvell Technology Group Ltd. (Marvell) for cash and 1,961,000 shares of Marvell's common stock, adjusted for a two-for-one stock split in July 2006. The Company received $184.0 million in cash, including a $4.0 million purchase price adjustment due to inventory levels on the date of closing, as specified in the agreement. The number of shares of Marvell's common stock received by the Company was calculated based on $45.0 million, as specified in the agreement, divided by the average closing price of Marvell common stock for the ten days ending the day before the closing date. The shares received by the Company were valued at $47.0 million based upon the market price of the shares received on the closing date. During the year ended April 2, 2006, the Company sold

1,051,000 shares of the Marvell common stock received in the transaction and recognized a gain of $8.5 million which is included in interest and other income, net, in the accompanying 2006 consolidated statement of income. The remaining shares are accounted for as available-for-sale marketable securities and are included in short-term marketable securities in the accompanying consolidated balance sheets. As specified in the agreement, the assets sold to Marvell consisted primarily of intellectual property, inventories and property and equipment.

The agreement also provided for $12.0 million of the consideration to be placed in escrow for a period of twelve months with respect to certain standard representations and warranties made by the Company. During the year ended April 2, 2006, the Company included the escrowed amount in the calculation of the gain on sale of the Discontinued Business due to the Company's assessment that compliance with the representations and warranties was determinable beyond a reasonable doubt. The Company received the $12.0 million escrowed amount and $0.5 million in related interest during the year ended April 1, 2007.

Income from discontinued operations consists of direct revenues and direct expenses of the Discontinued Business, including cost of revenues, as well as other fixed and allocated costs to the extent that such costs were eliminated as a result of the transaction. General corporate overhead costs have not been allocated to discontinued operations. A summary of the operating results of the Discontinued Business included in discontinued operations in the accompanying consolidated statements of income is as follows:

	2006
	(In thousands)
Net revenues	$ 94,632
Income from operations before income taxes	$ 48,234
Income taxes	18,418
Income from operations, net of income taxes	$ 29,816
Gain on sale before income taxes	$213,443
Income taxes	81,502
Gain on sale, net of income taxes	$131,941

There were no assets or liabilities related to discontinued operations as of March 30, 2008 or April 1, 2007.

Note 4. Income per Share

The following table sets forth the computation of basic and diluted income per share from continuing operations:

	2008	2007	2006
	(In thousands, except per share amounts)		
Income from continuing operations	$ 96,210	$105,418	$121,831
Shares:			
Weighted-average shares outstanding — basic	142,167	159,081	171,250
Dilutive potential common shares, using treasury stock method	734	1,599	2,217
Weighted-average shares outstanding — diluted	142,901	160,680	173,467
Income from continuing operations per share:			
Basic	$ 0.68	$ 0.66	$ 0.71
Diluted	$ 0.67	$ 0.66	$ 0.70

Stock-based awards, including stock options and restricted stock units, representing 24,490,000, 19,118,000 and 16,319,000 shares of common stock have been excluded from the diluted income per share calculations for fiscal 2008, 2007 and 2006, respectively. These stock-based awards have been excluded from the diluted income per share calculations because their effect would have been anti-dilutive. Contingently issuable shares of the Company's common stock pursuant to the performance plans associated with certain acquisitions are included, as appropriate, in the computation of diluted income per share as of the beginning of the period in which the respective performance conditions are met.

Note 5. Marketable Securities

The Company's portfolio of available-for-sale marketable securities consists of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
March 30, 2008				
Corporate bonds	$ 68,234	$ 635	$ (168)	$ 68,701
U.S. Government securities	40,242	964	—	41,206
Asset and mortgage backed securities	35,373	490	(28)	35,835
Auction rate debt securities	25,640	—	(1,582)	24,058
Municipal bonds	4,548	67	—	4,615
Total debt securities	174,037	2,156	(1,778)	174,415
Auction rate preferred securities	36,425	—	(4,580)	31,845
Publicly-traded common stock (see Note 3)	10,140	—	—	10,140
Total available-for-sale securities	$220,602	$2,156	$(6,358)	$216,400
April 1, 2007				
Corporate bonds	$190,351	$ 88	$ —	$190,439
U.S. Government securities	127,677	151	—	127,828
Asset and mortgage backed securities	49,875	85	—	49,960
Auction rate debt securities	23,439	—	—	23,439
Other debt securities	10,141	—	—	10,141
Total debt securities	401,483	324	—	401,807
Auction rate preferred securities	50,014	—	—	50,014
Publicly-traded common stock (see Note 3)	15,297	—	—	15,297
Total available-for-sale securities	$466,794	$ 324	$ —	$467,118

The Company's marketable securities include investments in auction rate securities, all of which are rated AA or higher. During late fiscal 2008, the market auctions of many auction rate securities began to fail, including several auctions for the Company's auction rate securities. The underlying assets for the auction rate debt securities in the Company's portfolio are student loans, substantially all of which are backed by the federal government under the Federal Family Education Loan Program. However, it could take until the final maturity of the underlying notes (up to 40 years) to realize the recorded value of these investments. The underlying assets of the Company's auction rate preferred securities are the respective funds' investment portfolio, which each had an asset coverage in excess of 200% for the related preferred security holders as of March 30, 2008. Management believes that the gross unrealized losses associated with the auction rate securities in the Company's portfolio are primarily due to the current liquidity issues in the auction rate securities market. The Company may be unable to liquidate some or all of its auction rate securities in the near term and, accordingly, has classified its auction rate debt and preferred securities as long-term as of March 30, 2008.

The amortized cost and estimated fair value of debt securities as of March 30, 2008, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because the issuers of securities may have the right to repay obligations without prepayment penalties. Excluding auction rate debt securities, these debt instruments, although possessing a contractual maturity greater than one year, are classified as short-term marketable securities based on their ability to be traded on active markets and availability for current operations.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 7,910	$ 7,888
Due after one year through three years	92,776	94,119
Due after three years through five years	11,900	12,077
Due after five years	61,451	60,331
	$174,037	$174,415

As of March 30, 2008 and April 1, 2007, the fair value of certain of the Company's marketable securities was less than their cost basis. Management reviewed various factors in determining whether to recognize an impairment charge related to these unrealized losses, including the financial condition and near term prospects of the issuer of the marketable security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. Based on this analysis, the Company determined that a portion of the unrealized losses were other-than-temporary and recorded impairment charges of $6.9 million and $8.1 million during the years ended March 30, 2008 and April 1, 2007, respectively, which are included in interest and other income, net, in the accompanying consolidated statements of income. The Company determined that the remaining unrealized losses are temporary in nature and recorded them as a component of other comprehensive income (loss).

The following table presents the Company's investments with unrealized losses by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 30, 2008. There were no unrealized losses in the Company's portfolio of marketable securities at April 1, 2007.

	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
March 30, 2008						
Corporate bonds	$25,510	$ (168)	$—	$—	$25,510	$ (168)
Asset and mortgage backed securities	6,927	(28)	—	—	6,927	(28)
Auction rate debt securities	23,899	(1,582)	—	—	23,899	(1,582)
Auction rate preferred securities	26,545	(4,580)	—	—	26,545	(4,580)
Total	$82,881	$(6,358)	$—	$—	$82,881	$(6,358)

Note 6. Inventories

Components of inventories are as follows:

	2008	2007
	(In thousands)	
Raw materials	$ 7,403	$ 5,937
Finished goods	20,117	32,998
	$27,520	$38,935

Note 7. Property and Equipment

Components of property and equipment are as follows:

	2008	2007
	(In thousands)	
Land	$ 11,663	$ 11,663
Buildings and improvements	37,240	31,370
Production and test equipment	140,812	124,890
Furniture and fixtures	7,849	7,349
	197,564	175,272
Less accumulated depreciation and amortization	103,838	84,359
	$ 93,726	$ 90,913

Note 8. Goodwill and Purchased Intangible Assets

Goodwill

A rollforward of the activity in goodwill (see Note 2) during the year ended March 30, 2008 is as follows:

	April 1, 2007	Activity	March 30, 2008
		(In thousands)	
Acquisition			
PathScale	$ 52,826	$15,891	$ 68,717
SilverStorm	33,348	8,608	41,956
Troika	12,662	—	12,662
Other	4,074	—	4,074
	$102,910	$24,499	$127,409

Purchased Intangible Assets

Purchased intangible assets consist of the following:

	March 30, 2008			April 1, 2007		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
			(In thousands)			
Acquisition-related intangibles:						
Core/developed technology	$43,700	$15,737	$27,963	$54,300	$11,138	$43,162
Customer relationships	9,700	4,580	5,120	10,400	1,581	8,819
Other	775	439	336	1,400	322	1,078
	54,175	20,756	33,419	66,100	13,041	53,059
Other purchased intangibles:						
Technology-related	2,596	1,363	1,233	2,596	562	2,034
	$56,771	$22,119	$34,652	$68,696	$13,603	$55,093

The decrease in the gross carrying value of acquisition-related intangible assets relates primarily to the impairment of intangible assets acquired in the Troika acquisition (see Note 2).

A summary of the amortization expense, by classification, included in the accompanying consolidated statements of income is as follows:

	2008	2007	2006
		(In thousands)	
Cost of revenues	$13,668	$13,087	$ 738
Engineering and development	314	267	—
Sales and marketing	3,544	2,692	667
	$17,526	$16,046	$1,405

The following table presents the estimated future amortization expense of purchased intangible assets as of March 30, 2008:

Fiscal	(In thousands)
2009	$15,806
2010	9,761
2011	7,382
2012	1,703
	$34,652

Note 9. Stockholders' Equity

Capital Stock

The Company's authorized capital consists of 1 million shares of preferred stock, par value $0.001 per share, and 500 million shares of common stock, par value $0.001 per share. As of March 30, 2008 and April 1, 2007, the Company had 199.7 million and 197.9 million shares of common stock issued, respectively. At March 30, 2008, 36.6 million shares of common stock were reserved for the exercise of issued and unissued stock-based awards, of which up to 2.5 million shares were reserved for issuance in connection with restricted stock units and acquisition-related performance milestone plans, and 2.0 million shares were reserved for issuance in connection with the Company's Employee Stock Purchase Plan.

Treasury Stock

Since fiscal 2003, the Company has had various stock repurchase programs that authorized the purchase of up to $1.25 billion of the Company's outstanding common stock. During the year ended March 30, 2008, the Company purchased 24.1 million shares of its common stock for an aggregate purchase price of $351.5 million, of which $1.7 million was pending settlement at March 30, 2008 and is included in other current liabilities in the accompanying 2008 consolidated balance sheet. During the year ended April 1, 2007, the Company purchased 9.3 million shares of its common stock for an aggregate purchase price of $163.1 million, of which $3.0 million was pending settlement and is included in other current liabilities in the accompanying 2007 consolidated balance sheet. As of March 30, 2008, the Company had purchased a total of 66.6 million shares of common stock under these repurchase programs for an aggregate purchase price of $1.07 billion.

Repurchased shares have been recorded as treasury shares and will be held until the Company's Board of Directors designates that these shares be retired or used for other purposes.

Note 10. Stock-Based Compensation

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the ESPP) that operates in accordance with Section 423 of the Internal Revenue Code. The ESPP is administered by the Compensation Committee of the Board of Directors. Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or end of each three-month offering period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from their salary an amount between 1% and 10% of compensation. As of March 30, 2008 and April 1, 2007, ESPP participant contributions of $1.0 million were included in other current liabilities in the accompanying consolidated balance sheets. The total number of shares issued under the ESPP was 501,000, 405,000 and 430,000 during fiscal 2008, 2007 and 2006, respectively.

Stock Incentive Compensation Plans

The Company may grant stock-based awards to employees and directors under the QLogic 2005 Performance Incentive Plan (the 2005 Plan). Prior to the adoption of the 2005 Plan in August 2005, the Company granted options to purchase shares of the Company's common stock to employees and directors under certain predecessor stock plans. Additionally, the Company has assumed stock options as part of acquisitions.

The 2005 Plan provides for the issuance of incentive and non-qualified stock options, restricted stock units and other stock-based incentive awards for employees. The 2005 Plan permits the Compensation Committee of the Board of Directors to select eligible employees to receive awards and to determine the terms and conditions of awards. In general, stock options granted to employees have ten-year terms and vest over four years from the date of grant.

During fiscal 2008 and 2007, the Company granted restricted stock units to employees under the 2005 Plan. Restricted stock units represent a right to receive a share of stock at a future vesting date with no cash payment from the holder. In general, restricted stock units vest over four years from the date of grant for employees.

Under the terms of the 2005 Plan, as amended, new non-employee directors receive an option grant, with an exercise price equal to the fair market value at the date of grant, to purchase 50,000 shares of common stock of the Company upon election to the Board. The 2005 Plan provides for annual grants to each non-employee director (other than the Chairman of the Board) of options to purchase 16,000 shares of common stock and 3,000 restricted stock units and annual grants of options to purchase 50,000 shares of common stock and 8,000 restricted stock units to any non-employee Chairman of the Board. All stock options and restricted stock units granted to non-employee directors have ten-year terms and vest over three years from the date of grant.

In connection with the acquisition of PathScale in fiscal 2007, the Company assumed options subject to the terms of the original PathScale equity plan. These options have ten-year terms from the original grant date and generally vest over four years from the date of grant.

The Company also entered into stock-based performance plans in connection with the acquisitions of PathScale and Troika (see Note 2).

As of March 30, 2008, options to purchase 26.1 million shares of common stock and 1.3 million restricted stock units were held by employees and directors. Shares available for future grant were 9.3 million under the 2005 Plan as of March 30, 2008. No further awards can be granted under any other plans.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at April 2, 2006	24,854	$20.90		
Options assumed as part of acquisition	308	3.00		
Granted	4,512	18.50		
Exercised	(2,173)	12.64		
Forfeited (cancelled pre-vesting)	(884)	15.73		
Expired (cancelled post-vesting)	(490)	27.44		
Outstanding at April 1, 2007	26,127	21.01		
Granted	4,027	16.24		
Exercised	(954)	10.32		
Forfeited (cancelled pre-vesting)	(2,054)	16.91		
Expired (cancelled post-vesting)	(1,067)	22.36		
Outstanding at March 30, 2008	26,079	$20.94	5.5	$11,429
Vested and expected to vest at March 30, 2008	25,206	$21.09	5.4	$11,141
Exercisable at March 30, 2008	19,645	$22.36	4.6	$ 9,023

A summary of restricted stock unit activity is as follows:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value
Outstanding and unvested at April 2, 2006	—	$ —
Granted	968	18.82
Vested	—	—
Forfeited	(29)	18.09
Outstanding and unvested at April 1, 2007	939	18.84
Granted	842	16.52
Vested(a)	(214)	18.79
Forfeited	(294)	17.72
Outstanding and unvested at March 30, 2008	1,273	$17.57

(a) During fiscal 2008, the Company issued 136,000 shares of common stock in connection with the vesting of restricted stock units during the year. The difference between the number of shares vested and issued is the result of restricted stock units withheld in satisfaction of minimum tax withholding obligations associated with the vesting.

Stock-Based Compensation Expense

A summary of stock-based compensation expense, excluding stock-based compensation related to acquisitions, recorded under SFAS No. 123R by functional line item in the accompanying consolidated statements of income is as follows:

	2008	2007
	(In thousands)	
Cost of revenues	$ 2,128	$ 1,897
Engineering and development	14,531	11,190
Sales and marketing	6,255	8,155
General and administrative	8,850	9,037
	$31,764	$30,279

Stock-based compensation expense related to acquisitions of $1.2 million and $9.1 million for fiscal 2008 and 2007, respectively, is excluded from the above table. During fiscal 2006, the Company recorded stock-based compensation expense of $0.5 million related to acquisitions.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The fair value of stock options granted and shares to be purchased under the ESPP have been estimated at the date of grant using a Black-Scholes option-pricing model. The weighted-average fair values and underlying assumptions are as follows:

	2008		2007	
	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan
Fair value	$6.43	$3.39	$8.31	$4.09
Expected volatility	38%	35%	46%	29%
Risk-free interest rate	4.7%	4.0%	4.9%	5.0%
Expected life (years)	5.1	0.25	5.0	0.25
Dividend yield	—	—	—	—

Restricted stock units granted were valued based on the closing market price on the date of grant.

Stock-based compensation expense for stock options, restricted stock units and employee stock purchases recognized under the provisions of SFAS No. 123R for fiscal 2008 and 2007 was $31.8 million ($26.4 million after income taxes) and $30.3 million ($24.7 million after income taxes), respectively. Stock-based compensation costs capitalized as part of the cost of assets for fiscal 2008 and 2007 were not material.

As of March 30, 2008, there was $58.6 million of total unrecognized compensation costs related to outstanding stock-based awards. These costs are expected to be recognized over a weighted average period of 2.5 years.

During the years ended March 30, 2008 and April 1, 2007, the grant date fair value of options vested totaled $26.2 million and $22.9 million, respectively. The intrinsic value of options exercised during the years ended March 30, 2008 and April 1, 2007 totaled $5.7 million and $17.9 million, respectively. Intrinsic value of options exercised is calculated as the difference between the market price on the date of exercise and the exercise price multiplied by the number of options exercised.

The fair value of restricted stock units vested during the year ended March 30, 2008 totaled $3.4 million. No restricted stock units vested during the year ended April 1, 2007.

The Company currently issues new shares to deliver common stock under its stock-based award plans.

Pro Forma Information Under SFAS No. 123 for Periods Prior to Fiscal 2007

Prior to the adoption of SFAS No. 123R, the Company accounted for stock-based awards to employees and non-employee directors using the intrinsic value method in accordance with APB No. 25, and related interpretations, and adopted the disclosure only alternative allowed under SFAS No. 123, as amended.

The fair value of stock-based awards granted has been estimated at the date of grant using the Black-Scholes option-pricing model. The following table shows pro forma net income as if the fair value method of SFAS No. 123 had been used to account for stock-based compensation expense for the year ended April 2, 2006:

	(In thousands, except per share amounts)
Net income, as reported	$283,588
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	105
Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(31,477)
Pro forma net income	$252,216
Net income per share:	
Basic, as reported	$ 1.66
Diluted, as reported	$ 1.63
Basic, pro forma	$ 1.47
Diluted, pro forma	$ 1.45

The fair value of the stock options granted and shares to be purchased under the ESPP have been estimated at the date of grant using the Black-Scholes option-pricing model. The weighted-average fair values and underlying assumptions for the year ended April 2, 2006 are as follows:

	Stock Options	Employee Stock Purchase Plan
Fair value	$6.35	$3.54
Expected volatility	46%	34%
Risk-free interest rate	4.3%	3.2%
Expected life (years)	4.0	0.25
Dividend yield	—	—

In March 2006, the Compensation Committee of the Company's Board of Directors approved the acceleration of vesting of certain unvested and "out-of-the-money" stock options with exercise prices equal to or greater than $24.00 per share previously awarded to its officers and employees. Options granted to non-employee directors were not accelerated.

As a result of the acceleration, a total of 1,221,000 outstanding unvested options became immediately exercisable. The accelerated options have per share exercise prices ranging from $24.19 to $27.87 and a weighted-average exercise price of $24.98. The accelerated options would otherwise have vested from time to time through fiscal 2008. All other terms and conditions applicable to the accelerated stock option grants, including the exercise price and number of shares, were unchanged. The acceleration did not result in recognition of stock-based compensation expense because the exercise price for all stock options subject to the acceleration was in excess of the then current market price of the Company's common stock.

The primary purpose of the acceleration was to enable the Company to avoid recognizing non-cash compensation expense associated with these options in future periods in its consolidated financial statements, upon adoption of SFAS No. 123R during fiscal 2007. Additionally, the Company believes that these options have limited economic value and would not provide sufficient retentive value when compared to the future stock option compensation expense. The Company estimated that the non-cash compensation expense associated with these options would have totaled approximately $9.4 million through 2008 if the acceleration had not occurred.

Note 11. Employee Retirement Savings Plan

The Company has established a pretax savings and profit sharing plan under Section 401(k) of the Internal Revenue Code for substantially all domestic employees. Under the plan, eligible employees are able to contribute up to 50% of their compensation, subject to limits specified in the Internal Revenue Code. Company contributions match up to 3% of a participant's compensation. The Company's direct contributions on behalf of its employees were \$2.8 million, \$2.7 million and \$2.1 million in fiscal 2008, 2007 and 2006, respectively.

Note 12. Special Charges

During the year ended March 30, 2008, the Company recorded special charges totaling \$5.3 million related to workforce reductions and the consolidation and elimination of certain activities, principally related to certain engineering functions. The special charges consisted of \$5.0 million for exit costs and \$0.3 million for asset impairments. The exit costs include the costs associated with workforce reductions and were based on estimates of the cost of severance benefits for the affected employees. Exit costs also include the estimated costs associated with the cancellation of a contract and the consolidation of certain facilities.

Activity and liability balances for the exit costs for the year ended March 30, 2008 are as follows:

	Workforce Reductions	Contract Cancellation and Other	Total
		(In thousands)	
Charged to costs and expenses	$ 3,761	$1,235	$ 4,996
Cash payments	(3,202)	(742)	(3,944)
Non-cash adjustments	—	60	60
Balance as of March 30, 2008	$ 559	$ 553	$ 1,112

The unpaid exit costs are expected to be paid over the terms of the related agreements, principally during fiscal 2009.

Note 13. Interest and Other Income, net

Components of interest and other income, net, are as follows:

	2008	2007	2006
		(In thousands)	
Interest income	$20,590	$25,713	$25,818
Gain on sales of marketable securities	804	191	8,766
Loss on sales of marketable securities	(197)	(1,853)	(1,952)
Impairment of marketable securities	(6,867)	(8,094)	—
Other	(306)	915	(5)
	$14,024	$16,872	$32,627

Note 14. Commitments and Contingencies

Leases

The Company leases certain facilities, software and equipment under operating lease agreements. A summary of the future minimum lease commitments under non-cancelable operating leases as of March 30, 2008 is as follows:

Fiscal Year	(In thousands)
2009	$ 5,421
2010	4,143
2011	3,240
2012	2,674
2013	1,888
Thereafter	9,433
Total future minimum lease payments	$26,799

Rent expense for fiscal 2008, 2007 and 2006 was $9.7 million, $8.2 million and $7.0 million, respectively.

Litigation

Various lawsuits, claims and proceedings have been or may be instituted against the Company. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the Company's financial condition or results of operations. Based on an evaluation of matters which are pending or asserted, the Company believes the disposition of such matters will not have a material adverse effect on the Company's financial condition or results of operations.

Indemnifications

The Company indemnifies certain of its customers against claims that products purchased from the Company infringe upon a patent, copyright, trademark or trade secret of a third party. In the event of such a claim, the Company agrees to pay all litigation costs, including attorney fees, and any settlement payments or damages awarded directly related to the infringement. The indemnification provisions generally do not expire. The Company is not currently defending any intellectual property infringement claims. On occasion, the Company has been made aware of potential infringement claims. However, based on an evaluation of these potential claims, the Company believes the disposition of such matters will not have a material adverse effect on the Company's financial condition or results of operations. Accordingly, the Company has not recorded a liability related to such indemnifications.

Note 15. Income Taxes

Income from continuing operations consists of the following components:

	2008	2007	2006
		(In thousands)	
United States	$ 96,450	$102,603	$220,872
Foreign	51,270	52,184	(20,388)
	$147,720	$154,787	$200,484

The components of income taxes from continuing operations are as follows:

	2008	2007	2006
		(In thousands)	
Current:			
Federal	$ 53,371	$45,618	$76,295
State	8,784	4,032	6,485
Foreign	3,904	3,996	257
Total current	66,059	53,646	83,037
Deferred:			
Federal	(10,918)	(3,067)	(4,029)
State	(3,947)	(331)	(434)
Foreign	316	(879)	79
Total deferred	(14,549)	(4,277)	(4,384)
Total income taxes from continuing operations	$ 51,510	$49,369	$78,653

A summary of total income tax expense, by classification, included in the accompanying consolidated statements of income is as follows:

	2008	2007	2006
		(In thousands)	
Continuing operations	$51,510	$49,369	$ 78,653
Discontinued operations	—	—	99,920
	$51,510	$49,369	$178,573

The tax benefits associated with dispositions from employee stock compensation plans of $0.3 million, $5.8 million and $5.1 million in fiscal 2008, 2007 and 2006, respectively, were recorded directly to additional paid-in capital. In addition, the tax expense (benefit) associated with the change in unrealized gains and losses on the Company's marketable securities of $(1.8) million, $1.3 million and $0.7 million in fiscal 2008, 2007 and 2006, respectively, were recorded in other comprehensive income (loss).

A reconciliation of the income tax provision with the amount computed by applying the federal statutory tax rate to income before income taxes from continuing operations is as follows:

	2008	2007	2006
		(In thousands)	
Expected income tax provision at the statutory rate	$51,702	$ 54,175	$70,169
State income taxes, net of federal tax benefit	4,954	2,406	3,933
Foreign income at other than U.S. tax rates	(5,752)	(10,400)	6,729
Benefit from export sales	—	(269)	(1,963)
Benefit from research and other credits	(4,800)	(1,772)	(857)
Nondeductible business combination related costs	—	1,190	—
Stock-based compensation	4,239	5,469	61
Resolution of prior period tax matters	—	(3,920)	—
Other, net	1,167	2,490	581
	$51,510	$ 49,369	$78,653

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	2008	2007
	(In thousands)	
Deferred tax assets:		
Reserves and accruals not currently deductible	$24,325	$17,688
Foreign tax credits	9,387	—
Stock-based compensation	9,129	4,824
Net operating loss carryforwards	7,397	12,951
State income taxes	6,098	1,301
Impairment of marketable securities	5,813	3,145
Purchased in-process research and development	3,614	3,678
Research credits	3,227	2,789
Property and equipment	2,303	621
Capital loss carryovers	1,751	1,812
Net unrealized loss on marketable securities	1,632	—
Other	1,168	—
Total gross deferred tax assets	75,844	48,809
Deferred tax liabilities:		
Purchased intangible assets	11,664	17,470
Research and development expenditures	6,083	5,594
Net unrealized gain on marketable securities	—	124
Total gross deferred tax liabilities	17,747	23,188
Net deferred tax assets	$58,097	$25,621

A summary of the breakdown between current and noncurrent net deferred tax assets (liabilities) included in the accompanying consolidated balance sheets is as follows:

	2008	2007
	(In thousands)	
Current assets	$32,227	$27,866
Noncurrent assets	25,870	49
Noncurrent liabilities	—	(2,294)
Net deferred tax assets	$58,097	$25,621

As of March 30, 2008, the current net deferred tax assets in the above table include $0.8 million of current net deferred tax assets in foreign jurisdictions. There were no other material net deferred tax assets or liabilities in foreign jurisdictions for the periods presented.

Based upon the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax assets as of March 30, 2008. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income or that there would be sufficient tax carrybacks available; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

As of March 30, 2008, the Company has federal net operating loss carryforwards of $15.6 million, which will expire between 2018 and 2026, if not utilized, and state net operating loss carryforwards of $32.7 million, which will expire between 2015 and 2016, if not utilized. The net operating loss carryforwards relate to acquired companies and are subject to limitations on utilization.

As of March 30, 2008, the Company has federal general business credit carryforwards of $1.8 million, which will expire between 2022 and 2026, if not utilized, and state tax credit carryforwards of $1.5 million, which have no expiration date. The tax credit carryforwards relate to an acquired company and are subject to limitations on their utilization.

As of March 30, 2008, the Company has federal and state capital loss carryovers of $4.5 million. The federal carryovers will expire in 2012, if not utilized, and the state carryovers have no expiration date. Management believes it is more likely than not that sufficient capital gains will be available to realize the benefits of the existing net deferred tax assets associated with capital loss carryovers.

The Company has made no provision for U.S. income taxes or foreign withholding taxes on the earnings of its foreign subsidiaries, as these amounts are intended to be indefinitely reinvested in operations outside the United States. As of March 30, 2008, the cumulative amount of undistributed earnings of our foreign subsidiaries was $83.5 million. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

The Company's federal consolidated income tax returns for fiscal years 2005 and 2006 are presently under examination by the Internal Revenue Service and is no longer subject to federal examinations prior to fiscal 2005. In addition, the Company's California consolidated income tax returns for fiscal years 2004 through 2006 are presently under examination by the Franchise Tax Board. With limited exceptions, the Company is no longer subject to state and foreign income tax examinations by taxing authorities for the years through fiscal 2003. Management does not believe that the results of these examinations will have a material impact on the Company's financial condition or results of operations.

As of April 2, 2007, the Company adopted FIN 48, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The adoption of FIN 48 did not have a material impact on the Company's financial position or results of operations. Upon adoption, the Company had $32.9 million of total gross unrecognized tax benefits.

A rollforward of the activity in the gross unrecognized tax benefits for the year ended March 30, 2008 is as follows:

	(In thousands)
Balance at April 2, 2007	$32,911
Additions based on tax positions related to the current year	7,865
Additions for tax positions of prior years	5,006
Reductions for tax positions of prior years	(4,375)
Lapses of statute of limitations	(1,245)
Balance at March 30, 2008	$40,162

If the unrecognized tax benefits as of March 30, 2008 were recognized, $24.8 million, net of tax benefits from foreign tax credits, state income taxes and timing adjustments, would favorably affect the Company's effective income tax rate. It is reasonably possible that the Company's liability for uncertain tax positions may be reduced by as much as $10.2 million as a result of either the settlement of tax positions with various tax authorities or by virtue of the statute of limitations expiring through the end of fiscal 2009.

In addition to the unrecognized tax benefits noted above, the Company had accrued $4.7 million and $3.9 million of interest expense, net of the related tax benefit, and penalties as of March 30, 2008 and April 2, 2007, respectively. The Company recognized interest expense, net of the related tax benefit, and penalties aggregating $0.8 million during the year ended March 30, 2008.

Note 16. Product Revenues, Geographic Revenues and Significant Customers

Operating segments, as defined by SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and significant customers. The Company operates in one operating segment for purposes of SFAS No. 131.

Product Revenues

The Company classifies its products into four categories. Host Products consist primarily of Fibre Channel HBAs, iSCSI HBAs and InfiniBand HCAs. Network Products consist primarily of Fibre Channel switches, InfiniBand switches, and storage routers. Silicon Products consist primarily of protocol chips and management controllers. Other revenue consists primarily of royalties and service fees. A summary of the components of the Company's net revenues is as follows:

	2008	2007	2006
		(In thousands)	
Host Products	$437,882	$410,607	$328,774
Network Products	101,758	88,307	70,685
Silicon Products	44,323	76,652	87,834
Other	13,903	11,131	6,784
	$597,866	$586,697	$494,077

Geographic Revenues

Revenues by geographic area are presented based upon the country of destination. No individual country other than the United States represented 10% or more of net revenues for any of the years presented. Net revenues by geographic area are as follows:

	2008	2007	2006
		(In thousands)	
United States	$305,146	$314,300	$271,937
Europe, Middle East and Africa	144,631	131,954	111,000
Asia-Pacific and Japan	113,063	111,130	108,166
Rest of world	35,026	29,313	2,974
	$597,866	$586,697	$494,077

Significant Customers

A summary of the Company's customers, including their manufacturing subcontractors, that represent 10% or more of the Company's net revenues for any of the years presented is as follows:

	2008	2007	2006
Hewlett-Packard	20%	16%	15%
IBM	16%	17%	15%
Sun Microsystems	11%	12%	12%

Note 17. Condensed Quarterly Results (Unaudited)

The following table summarizes certain unaudited quarterly financial information for fiscal 2008 and 2007:

	Three Months Ended			
	June	September	December	March(1)
	(In thousands, except per share amounts)			
Fiscal 2008:				
Net revenues	$139,777	$140,326	$158,040	$159,723
Gross profit	88,914	91,313	105,803	105,877
Operating income	22,735	27,176	44,077	39,708
Net income	18,995	22,580	31,870	22,765
Net income per share:				
Basic	0.12	0.16	0.23	0.17
Diluted	0.12	0.16	0.23	0.17
Fiscal 2007:				
Net revenues	$136,692	$145,298	$157,611	$147,096
Gross profit	93,372	99,542	106,913	94,888
Operating income	27,699	39,221	44,086	26,909
Net income	21,076	30,447	35,454	18,441
Net income per share:				
Basic	0.13	0.19	0.22	0.12
Diluted	0.13	0.19	0.22	0.12

(1) During the three months ended March 30, 2008 and April 1, 2007, the Company recorded impairment charges related to marketable securities of $6.9 million and $8.1 million, respectively.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of March 30, 2008.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on its evaluation as of March 30, 2008, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

The independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting. See page 39 herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the fourth quarter of fiscal 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 10. Such information is incorporated herein by reference.

The Company has adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to the Company's officers, employees and directors. The Code of Ethics is available on our website at www.qlogic.com.

Item 11. *Executive Compensation*

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 11. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 12. Such information is incorporated herein by reference.

There are no arrangements, known to the Company, which might at a subsequent date result in a change in control of the Company.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 13. Such information is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 14. Such information is incorporated herein by reference.

SCHEDULE II

QLOGIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses or Revenues	Deductions: Amounts Written Off, Net of Recoveries	Balance at End of Year
	(In thousands)			
Continuing Operations:				
Year ended March 30, 2008:				
Allowance for doubtful accounts	$1,075	$ 399	$ 298	$1,176
Sales returns and allowances	$5,219	$29,820	$27,438	$7,601
Year ended April 1, 2007:				
Allowance for doubtful accounts	$1,239	$ 30	$ 194	$1,075
Sales returns and allowances	$4,102	$26,503	$25,386	$5,219
Year ended April 2, 2006:				
Allowance for doubtful accounts	$1,311	$ (54)	$ 18	$1,239
Sales returns and allowances	$4,828	$16,566	$17,292	$4,102
Total, including Discontinued Operations:				
Year ended March 30, 2008:				
Allowance for doubtful accounts	$1,075	$ 399	$ 298	$1,176
Sales returns and allowances	$5,219	$29,820	$27,438	$7,601
Year ended April 1, 2007:				
Allowance for doubtful accounts	$1,239	$ 30	$ 194	$1,075
Sales returns and allowances	$4,102	$26,503	$25,386	$5,219
Year ended April 2, 2006:				
Allowance for doubtful accounts	$1,445	$ (188)	$ 18	$1,239
Sales returns and allowances	$5,233	$16,802	$17,933	$4,102

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 10. Such information is incorporated herein by reference.

The Company has adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to the Company's officers, employees and directors. The Code of Ethics is available on our website at www.qlogic.com.

Item 11. ***Executive Compensation***

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 11. Such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 12. Such information is incorporated herein by reference.

There are no arrangements, known to the Company, which might at a subsequent date result in a change in control of the Company.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 13. Such information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Reference is made to the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2008, for information required under this Item 14. Such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) (1) *Consolidated Financial Statements*

The following consolidated financial statements of the Company for the years ended March 30, 2008, April 1, 2007 and April 2, 2006 are filed as part of this report:

FINANCIAL STATEMENT INDEX

(a) (2) *Financial Statement Schedule*

The following consolidated financial statement schedule of the Company for the years ended March 30, 2008, April 1, 2007 and April 2, 2006 is filed as part of this report and is incorporated herein by reference:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(a) (3) *Exhibits*

An exhibit index has been filed as part of this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QLOGIC CORPORATION

By: /s/ H.K. DESAI

H.K. Desai
Chairman of the Board and
Chief Executive Officer

Date: May 22, 2008

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes H.K. Desai and/or Simon Biddiscombe, as attorney-in-fact, to sign on his or her behalf and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:		
/s/ H.K. DESAI H.K. Desai	Chairman of the Board and Chief Executive Officer	May 22, 2008
Principal Financial and Accounting Officer:		
/s/ SIMON BIDDISCOMBE Simon Biddiscombe	Senior Vice President and Chief Financial Officer	May 22, 2008
/s/ JOEL S. BIRNBAUM Joel S. Birnbaum	Director	May 22, 2008
/s/ LARRY R. CARTER Larry R. Carter	Director	May 22, 2008
/s/ JAMES R. FIEBIGER James R. Fiebiger	Director	May 22, 2008
/s/ BALAKRISHNAN S. IYER Balakrishnan S. Iyer	Director	May 22, 2008
/s/ KATHRYN B. LEWIS Kathryn B. Lewis	Director	May 22, 2008
/s/ CAROL L. MILTNER Carol L. Miltner	Director	May 22, 2008
/s/ GEORGE D. WELLS George D. Wells	Director	May 22, 2008

SCHEDULE II

QLOGIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses or Revenues	Deductions: Amounts Written Off, Net of Recoveries	Balance at End of Year
		(In thousands)		
Continuing Operations:				
Year ended March 30, 2008:				
Allowance for doubtful accounts	$1,075	$ 399	$ 298	$1,176
Sales returns and allowances	$5,219	$29,820	$27,438	$7,601
Year ended April 1, 2007:				
Allowance for doubtful accounts	$1,239	$ 30	$ 194	$1,075
Sales returns and allowances	$4,102	$26,503	$25,386	$5,219
Year ended April 2, 2006:				
Allowance for doubtful accounts	$1,311	$ (54)	$ 18	$1,239
Sales returns and allowances	$4,828	$16,566	$17,292	$4,102
Total, including Discontinued Operations:				
Year ended March 30, 2008:				
Allowance for doubtful accounts	$1,075	$ 399	$ 298	$1,176
Sales returns and allowances	$5,219	$29,820	$27,438	$7,601
Year ended April 1, 2007:				
Allowance for doubtful accounts	$1,239	$ 30	$ 194	$1,075
Sales returns and allowances	$4,102	$26,503	$25,386	$5,219
Year ended April 2, 2006:				
Allowance for doubtful accounts	$1,445	$ (188)	$ 18	$1,239
Sales returns and allowances	$5,233	$16,802	$17,933	$4,102

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation of Emulex Micro Devices Corporation, dated November 13, 1992. (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.2	EMD Incorporation Agreement, dated as of January 1, 1993. (incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.3	Certificate of Amendment of Certificate of Incorporation, dated May 26, 1993. (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form 10/A filed on February 15, 1994)
3.4	Certificate of Amendment of Certificate of Incorporation, dated February 24, 1994. (incorporated by reference to Exhibit 3.4 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.5	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock, dated June 4, 1996. (incorporated by reference to Exhibit 3.5 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.6	Certificate of Amendment of Certificate of Incorporation, dated February 5, 1999. (incorporated by reference to Exhibit 3.6 of the Registrant's Annual Report on Form 10-K for the year ended March 28, 1999)
3.7	Certificate of Amendment of Certificate of Incorporation, dated January 4, 2000. (incorporated by reference to Exhibit 3.7 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 26, 1999)
3.8	Certificate of Amendment of Certificate of Incorporation, dated September 28, 2000. (incorporated by reference to Exhibit 3.8 of the Registrant's Annual Report on Form 10-K for the year ended March 30, 2003)
3.9	By-Laws of QLogic Corporation. (incorporated by reference to Exhibit 3.9 of the Registrant's Current Report on Form 8-K filed on February 15, 2008)
10.1	QLogic Corporation Non-Employee Director Stock Option Plan, as amended.* (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572))
10.2	QLogic Corporation Stock Awards Plan, as amended.* (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572))
10.3	Form of Indemnification Agreement between QLogic Corporation and Directors and Executive Officers.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 7, 2006)
10.4	QLogic Corporation 1998 Employee Stock Purchase Plan, Amended and Restated Effective June 9, 2005.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 2005)
10.5	QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005)
10.6	First Amendment to QLogic Corporation 2005 Performance Incentive Plan, dated as of June 1, 2006.* (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K for the year ended April 2, 2006)
10.7	Second Amendment to QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2006)
10.8	Terms and Conditions of Nonqualified Stock Option under the QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006)
10.9	Terms and Conditions of Incentive Stock Option under the QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006)

Exhibit No.	Description
10.10	Terms and Conditions of Stock Unit Award under the QLogic Corporation 2005 Performance Incentive Plan.* (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006)
10.11	Change in Control Severance Agreement between QLogic Corporation and H.K. Desai.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on November 13, 2006)
10.12	Change in Control Severance Agreement between QLogic Corporation and Anthony J. Massetti.* (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on November 13, 2006)
10.13	Employment Agreement, dated April 19, 2007, between QLogic Corporation and Jeff Benck.* (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 25, 2007)
10.14	Change in Control Severance Agreement between QLogic Corporation and Simon Biddiscombe.*
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Compensation plan, contract or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

Corporate Information

Board of Directors

H. K. Desai
Chairman of the Board and
Chief Executive Officer
QLogic Corporation

Joel S. Birnbaum, Ph.D.
Director
QLogic Corporation

Kathryn B. Lewis
Vice Chairman of the Board
Share Our Selves and
THINK Together

Larry R. Carter
Senior Vice President,
Office of the President
Cisco Systems, Inc.

James R. Fiebiger, Ph.D.
Director
QLogic Corporation

Balakrishnan S. Iyer
Director
QLogic Corporation

Carol L. Miltner
Chief Executive Officer
POSITIVE IMPACT

George D. Wells
Director
QLogic Corporation

Executive Officers

H. K. Desai
Chairman of the Board and
Chief Executive Officer

Simon Biddiscombe
Senior Vice President and
Chief Financial Officer

Roger J. Klein
Vice President and General Manager,
Host Solutions Group

Jesse L. Parker
Vice President and General Manager,
Network Solutions Group

Stockholder Information

Common Stock
QLogic Stock is traded on
The NASDAQ Stock Market
under the symbol QLGC

Corporate Headquarters
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
949.389.6000
www.qlogic.com

Investor Relations
Jeanie D. Herbert
Senior Director, Investor Relations
949.389.6343
jeanie.herbert@qlogic.com

Transfer Agent and Registrar
Computershare Investor Services
250 Royall Street
Canton, MA 02021
312.588.4173
www-us.computershare.com

Independent Auditors
KPMG LLP
Costa Mesa, CA

Legal Counsel
O'Melveny & Myers LLP
Newport Beach, CA

END



Corporate Headquarters
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
949.389.6000

www.qlogic.com